SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 10, 2020
KT Corporation

By:	/s/ Seunghoon Chi

Name:	Seunghoon Chi
Title:	Senior Vice President
Investor Relations Officer

By:	/s/ Youngkyoon Yun

Name:	Youngkyoon Yun
Title:	General Manager
IR Team Head

KT Corporation and Subsidiaries

Consolidated Financial Statements

December 31, 2019 and 2018

KT Corporation and Subsidiaries

Index

December 31, 2019 and 2018

Page(s)
Independent Auditor’s Report	1 – 4

Consolidated Financial Statements

Consolidated Statements of Financial Position	5 – 6

Consolidated Statements of Profit of Loss	7

Consolidated Statements of Comprehensive Income	8

Consolidated Statements of Changes in Equity	9 – 10

Consolidated Statements of Cash Flows	11 – 12

Notes to the Consolidated Financial Statements	13 – 117

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

KT Corporation

Opinion

We have audited the accompanying consolidated financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as at December 31, 2019 and 2018, and the consolidated statements of profit or loss, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and informing our opinion thereon, and we do not provide a separate opinion on these matters.

(1)	Cash-Generating Unit Impairment Assessment

As described in Note 2.16 in the consolidated financial statements, the Group assesses whether indicators of impairment on assets exist. This assessment is completed in accordance with Korean IFRS 1036. When an impairment indicator exists, then management performs an impairment test. Given that there is a significant difference between the market value and the total net assets of KT Corporation (“the Controlling Company”) as of December 31, 2019, the Group determined that indicators of impairment on the cash-generating units (“the CGUs”) in wire, wireless and corporate business CGUs in the Parent Company existed as at December 31, 2019.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Management completed an impairment test, and no impairment loss was recognized as the recoverable amount of each of the CGUs exceeds their respective carrying amounts.

To determine the recoverable amounts of the CGUs, the Group estimated future cash flows which reflected forecast information such as the number of users for communication services, average profit per user (“ARPU”), and other assumptions. Another critical assumption was the determination of a discount rate to apply to these forecasted future cash flows. Significant judgment is used by management in determining these key assumptions.

The carrying amounts of assets allocated to each of the CGUs are material in the financial statements. Management’s assumptions have a significant impact in determining the recoverable amounts, and an enterprise valuation requires a high degree of judgement, effort and specialized knowledge of management. Therefore, we determined that the impairment assessment of assets allocated to each of the aforementioned CGUs as a key audit matter.

We have performed the following audit procedures to address the above key audit matter:

•	We obtained an understanding of the Group’s procedures for asset impairment assessment and evaluated relevant internal controls.

•	We obtained an understanding of the Group’s operations and assessed their determination of the different CGUs.

•	We evaluated the qualification and independence of professionals used by management to estimate the recoverable amounts.

•	We evaluated the reasonableness of key assumptions used by management to estimate the recoverable amounts.

•

We assessed the reasonableness of the revenue growth rates, operating margin and forecasts of investing activities of these CGUs and compared those amounts with historical results and current market conditions.

•	We evaluated the appropriateness of valuation models used by management to estimate the recoverable amounts.

•	We evaluated the results of a sensitivity analysis on the discount rate performed by management to assess the impact of changes in key assumptions on the impairment assessment.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Jin-Kyu Lee, Certified Public Accountant.

Seoul, Korea

March 10, 2020

This report is effective as of March 10, 2020, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2019 and 2018

(in millions of Korean won)	Notes	December 31, 2019		December 31, 2018
Assets

Current assets
Cash and cash equivalents	4, 5	~~W~~	2,305,894	~~W~~	2,703,422
Trade and other receivables, net	4, 6		5,906,445		5,807,421
Other financial assets	4, 7		868,388		994,781
Current income tax assets			68,120		4,046
Inventories, net	8		665,498		683,998
Current assets held-for-sale	10		83,602		13,035
Other current assets	9		2,000,308		1,687,549

Total current assets			11,898,255		11,894,252

Non-current assets
Trade and other receivables, net	4, 6		1,181,797		842,995
Other financial assets	4, 7		821,658		623,176
Property and equipment, net	11, 21		13,785,299		13,068,257
Right-of-use assets	21		788,497		—
Investment properties, net	12		1,387,430		1,091,084
Intangible assets, net	13		2,834,037		3,407,123
Investments in associates and joint ventures	14		267,660		272,407
Deferred income tax assets	31		411,171		443,641
Other non-current assets	9		685,488		545,895

Total non-current assets			22,163,037		20,294,578

Total assets		~~W~~	34,061,292	~~W~~	32,188,830

The above consolidated financial statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2019 and 2018

(in millions of Korean won)	Notes	December 31, 2019		December 31, 2018
Liabilities

Current liabilities
Trade and other payables	4, 15	~~W~~	7,597,478	~~W~~	6,948,191
Borrowings	4, 16		1,185,725		1,368,481
Other financial liabilities	4, 7		943		942
Current income tax liabilities			66,266		249,837
Other provisions	17		175,612		111,461
Deferred income			53,474		52,878
Other current liabilities	9		1,031,958		655,914

Total current liabilities			10,111,456		9,387,704

Non-current liabilities
Trade and other payables	4, 15		1,082,219		1,409,330
Borrowings	4, 16		6,113,142		5,279,812
Other financial liabilities	4, 7		149,136		163,454
Net defined benefit liabilities	18		365,663		561,269
Other provisions	17		78,549		163,995
Deferred income			99,180		110,702
Deferred income tax liabilities	31		425,468		206,473
Other non-current liabilities	9		449,526		174,811

Total non-current liabilities			8,762,883		8,069,846

Total liabilities			18,874,339		17,457,550

Equity attribute to owners of the Controlling Company

Share capital	22		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	23		11,637,185		11,328,859
Accumulated other comprehensive income	24		194,934		50,158
Other components of equity	24		(1,170,083)		(1,181,083)

			13,666,793		13,202,691
Non-controlling interest			1,520,160		1,528,589

Total equity			15,186,953		14,731,280

Total liabilities and equity		~~W~~	34,061,292	~~W~~	32,188,830

The above consolidated financial statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Profit or Loss

Years Ended December 31, 2019 and 2018

(in millions of Korean won, except per share amounts)	Notes	2019		2018
Operating revenue	26	~~W~~	24,342,064	~~W~~	23,460,143
Operating expenses	28		23,190,999		22,198,621

Operating profit			1,151,065		1,261,522
Other income	29		259,431		215,998
Other expenses	29		429,980		319,895
Finance income	30		424,395		374,243
Finance costs	30		421,931		435,659
Share of net losses of associates and joint venture	14		(3,304)		(5,467)

Profit before income tax expense			979,676		1,090,742
Income tax expense	31		310,329		328,437

Profit for the year		~~W~~	669,347	~~W~~	762,305

Profit for the year attributable to:
Owners of the Controlling Company:		~~W~~	619,182	~~W~~	688,464
Non-controlling interest:			50,165		73,841

Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):	32
Basic earnings per share		~~W~~	2,526	~~W~~	2,809
Diluted earnings per share			2,524		2,809

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2019 and 2018

(in millions of Korean won)	Notes	2019		2018

Profit for the year		~~W~~	669,347	~~W~~	762,305

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	18		(25,777)		(73,511)
Share of remeasurement loss of associates and joint ventures			649		(816)
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income			155,319		43,077
Items that may be subsequently reclassified to profit or loss:
Gain on valuation of debt instruments at fair value through other comprehensive income			11,833		734
Valuation gain on cash flow hedge			67,548		17,268
Other comprehensive income from cash flow hedges reclassified to profit or loss			(44,684)		(44,279)
Share of other comprehensive income from associates and joint ventures			2,517		(41)
Exchange differences on translation of foreign operations			4,933		2,940

Total comprehensive income for the year		~~W~~	841,685	~~W~~	707,677

Total comprehensive income for the year attributable to:
Owners of the Controlling Company		~~W~~	741,820	~~W~~	632,072
Non-controlling interest			99,865		75,605

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2019 and 2018

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance at December 31, 2017		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,988,396	~~W~~	30,985	~~W~~	(1,205,302)	~~W~~	11,818,836	~~W~~	1,391,764	~~W~~	13,210,600
Changes in accounting policy			—		—		956,704		17,741		—		974,445		77,128		1,051,573
Balance at January 1, 2018			1,564,499		1,440,258		10,945,100		48,726		(1,205,302)		12,793,281		1,468,892		14,262,173
Comprehensive income
Profit for the year			—		—		688,464		—		—		688,464		73,841		762,305
Remeasurements of net defined benefit liabilities	18		—		—		(61,449)		—		—		(61,449)		(12,062)		(73,511)
Share of loss on remeasurements of associates and joint ventures			—		—		(816)		—		—		(816)		—		(816)
Share of other comprehensive income of associates and joint ventures			—		—		—		(136)		—		(136)		95		(41)
Valuation loss on cash flow hedge	4,7		—		—		—		(27,011)		—		(27,011)		—		(27,011)
Gain(loss) on disposal of equity instruments at fair value through other comprehensive income	4,7		—		—		4,441		(4,441)		—		—		—		—
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		—		30,731		—		30,731		13,080		43,811
Exchange differences on translation of foreign operations			—		—		—		2,289		—		2,289		651		2,940

Total comprehensive income for the year			—		—		630,640		1,432		—		632,072		75,605		707,677

Transactions with owners
Dividends paid by the Controlling Company			—		—		(245,097)		—		—		(245,097)		—		(245,097)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(53,535)		(53,535)
Change in consolidation scope			—		—		—		—		(1,803)		(1,803)		102		(1,701)
Change in ownership interest in subsidiaries			—		—		—		—		11,118		11,118		37,471		48,589
Appropriations of loss on disposal of treasury stock			—		—		(2,046)		—		2,046		—		—		—
Disposal of treasury stock			—		—		—		—		9,547		9,547		—		9,547
Others			—		—		262		—		3,311		3,573		54		3,627

Subtotal			—		—		(246,881)		—		24,219		(222,662)		(15,908)		(238,570)

Balance at December 31, 2018		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,328,859	~~W~~	50,158	~~W~~	(1,181,083)	~~W~~	13,202,691	~~W~~	1,528,589	~~W~~	14,731,280

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2019 and 2018

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at December 31, 2018		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,328,859	~~W~~	50,158	~~W~~	(1,181,083)	~~W~~	13,202,691	~~W~~	1,528,589	~~W~~	14,731,280
Changes in accounting policy	42		—		—		(3,890)		—		—		(3,890)		—		(3,890)
Balance as at January 1, 2019			1,564,499		1,440,258		11,324,969		50,158		(1,181,083)		13,198,801		1,528,589		14,727,390
Comprehensive income
Profit for the year			—		—		619,182		—		—		619,182		50,165		669,347
Remeasurements of net defined benefit liabilities	18		—		—		(22,774)		—		—		(22,774)		(3,003)		(25,777)
Share of gain on remeasurements of associates and joint ventures			—		—		636		—		—		636		13		649
Share of other comprehensive income of associates and joint ventures			—		—		—		2,427		—		2,427		90		2,517
Valuation loss on cash flow hedge	4,7		—		—		—		22,850		—		22,850		14		22,864
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		—		114,869		—		114,869		52,283		167,152
Exchange differences on translation of foreign operations			—		—		—		4,630		—		4,630		303		4,933

Total comprehensive income for the year			—		—		597,044		144,776		—		741,820		99,865		841,685

Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,659)		—		—		(269,659)		—		(269,659)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(35,500)		(35,500)
Change in consolidation scope			—		—		—		—		(245)		(245)		1,784		1,539
Change in ownership interest in subsidiaries			—		—		—		—		(9,082)		(9,082)		(74,578)		(83,660)
Appropriations of loss on disposal of treasury stock			—		—		(15,169)		—		15,169		—		—
Disposal of treasury stock			—		—		—		—		3,346		3,346		—		3,346
Others			—		—		—		—		1,812		1,812		—		1,812

Subtotal			—		—		(284,828)		—		11,000		(273,828)		(108,294)		(382,122)

Balance as at December 31, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,637,185	~~W~~	194,934	~~W~~	(1,170,083)	~~W~~	13,666,793	~~W~~	1,520,160	~~W~~	15,186,953

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2019 and 2018

(in millions of Korean won)	Notes	2019		2018
Cash flows from operating activities
Cash generated from operations	34	~~W~~	4,058,065	~~W~~	4,212,222
Interest paid			(255,908)		(304,428)
Interest received			276,349		242,951
Dividends received			18,922		14,074
Income tax paid			(352,255)		(154,355)

Net cash inflow from operating activities			3,745,173		4,010,464

Cash flows from investing activities
Collection of loans			63,517		64,023
Disposal of financial assets at fair value through profit or loss			720,148		397,224
Disposal of financial assets at amortized cost			422,637		255,290
Disposal of financial assets at fair value through other comprehensive income			—		2,474
Disposal of investments in associates and joint ventures			16,930		7,832
Disposal of assets held-for-sale			28,834		9,842
Disposal of property and equipment and investment properties			42,554		90,992
Disposal of intangible assets			12,097		20,037
Disposal of right-of-use assets			9,393		—
Discontinued operations			1,977		—
Loans granted			(65,138)		(60,229)
Acquisition of financial assets at fair value through profit or loss			(793,977)		(158,787)
Acquisition of financial assets at amortized cost			(501,838)		(248,789)
Acquisition of financial assets at fair value through other comprehensive income			(14,277)		(16,239)
Acquisition of investments in associates and joint ventures			(29,980)		(34,420)
Acquisition of property and equipment and investment properties			(3,263,338)		(2,260,879)
Acquisition of intangible assets			(530,775)		(746,213)
Acquisition of right-of-use assets			(6,236)		—
Decrease in cash due to business combination, etc.			—		(26,288)

Net cash outflow from investing activities			(3,887,472)		(2,704,130)

The above consolidated financial statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2019 and 2018

(in millions of Korean won)	Notes	2019		2018
Cash flows from financing activities	35
Proceeds from borrowings			1,951,568		1,473,016
Settlement of derivative assets and liabilities, net			23,901		(3,461)
Cash inflow from other financing activities			65,698		13,939
Repayments of borrowings			(1,377,394)		(1,612,731)
Dividends paid			(305,159)		(298,632)
Decrease in leases liabilities
(2018: Decrease in finance lease liabilities)			(485,444)		(73,885)
Acquisition of treasury stock			—		(24,415)
Cash outflow from consolidated equity transaction			(122,918)		(5,506)

Net cash outflow from financing activities			(249,748)		(531,675)

Effect of exchange rate change on cash and cash equivalents			(5,481)		581

Net increase (decrease) in cash and cash equivalents			(397,528)		775,240
Cash and cash equivalents

Beginning of the year	5		2,703,422		1,928,182

End of the year	5	~~W~~	2,305,894	~~W~~	2,703,422

The above consolidated financial statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110 Consolidated Financial Statements, and its 65 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at December 31, 2019, the Korean government does not own any shares in the Controlling Company.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

1.2	Consolidated Subsidiaries

The consolidated subsidiaries as at December 31, 2019 and 2018, are as follows:

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	December 31, 2019	December 31, 2018	Closing month
KT Powertel Co., Ltd. [2]	Trunk radio system business	Korea	44.8%	44.8%	December
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Submarine Co., Ltd. [2,4]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Hitel Co., Ltd.	Data communication	Korea	67.1%	67.1%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	—	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call centre for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [4]	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	81.1%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M Hows Co., Ltd.	Mobile marketing	Korea	90.0%	90.0%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation (KT Music Corporation) [2]	Online music production and distribution	Korea	36.0%	36.0%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife Co., Ltd. [4]	Satellite broadcasting business	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	92.6%	92.6%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd. (KTSB Data Service)	Data centre development and related service	Korea	100.0%	51.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	December 31, 2019	December 31, 2018	Closing month
Nasmedia, Inc.[3,4]	Solution provider and IPTV advertisement sales business	Korea	44.0%	42.8%	December
KT Sports Co., Ltd.	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No.1	Music contents investment business	Korea	80.0%	80.0%	December
KT Music Contents Fund No.2	Music contents investment business	Korea	100.0%	100.0%	December
KT-Michigan Global Contents Fund	Content investment business	Korea	88.6%	88.6%	December
Autopion Co., Ltd.	Information and communication service	Korea	100.0%	100.0%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	30.9%	30.9%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	30.1%	30.1%	December
KT M Mobile	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.0%	100.0%	December
PlayD Co., Ltd. (N Search Marketing Co., Ltd.)	Advertising agency	Korea	100.0%	100.0%	December
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
KT ORS Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
KBTO sp.z o.o.	Electronic communication business	Poland	97.2%	96.2%	December
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	100.0%	December
KT Dutch B.V.	Super iMax and East Telecom management	Netherlands	100.0%	100.0%	December
Super iMax LLC	Wireless high speed internet business	Uzbekistan	100.0%	100.0%	December
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.0%	91.0%	December
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0%	100.0%	December
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0%	99.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hong Kong Telecommunications Co., Ltd.	Fixed line communication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business	Singapore	100.0%	100.0%	December
Texnoprosistem LLP	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Co., Ltd.	Internet advertising solution provider	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	—	December
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	Residential building investment and rent	Korea	63.5%	—	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	100.0%	—	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.

[4]	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Changes in Scope of Consolidation

Subsidiaries newly included and excluded in the consolidation during the year ended December 31, 2019:

	Location	Name of Subsidiary	Reason
Included	Korea	KT Strategic Investment Fund No.5	Newly established
Included	Korea	KT Huimangjieum	Newly established
Included	Korea	K-REALTY RENTAL HOUSING REIT 3	Newly established
Included	Korea	GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	Substantial control held
Excluded	Hongkong	KT Hong Kong Limited	Liquidated
Excluded	Korea	KT Strategic Investment Fund No.1	Liquidated

Summarized information for consolidated subsidiaries as at and for the years ended December 31, 2019 and 2018, is as follows:

	December 31, 2019
(in millions of Korean won)	Total assets		Total liabilities		Operating revenues		Profit (loss) for the year
KT Powertel Co., Ltd.	~~W~~	118,052	~~W~~	19,766	~~W~~	62,710	~~W~~	3,085
KT Linkus Co., Ltd.		70,494		62,088		94,027		(2,258)
KT Submarine Co., Ltd.		120,947		18,452		55,168		486
KT Telecop Co., Ltd.		279,878		153,841		331,217		(4,875)
KT Hitel Co., Ltd.		279,818		74,769		322,321		1,426
KT Service Bukbu Co., Ltd.		64,802		58,984		219,284		(445)
KT Service Nambu Co., Ltd.		63,917		55,548		265,691		280
BC Card Co., Ltd. [1]		3,912,982		2,594,232		3,536,523		115,885
H&C Network [1]		282,016		68,401		319,934		(1,593)
Nasmedia Co., Ltd. [1]		356,236		203,105		117,007		22,484
KTDS Co., Ltd. [1]		158,153		105,462		428,513		9,027
KT M Hows Co., Ltd.		74,326		50,638		33,442		6,771
KT M&S Co., Ltd.		248,142		215,777		812,478		12,732
GENIE Music Corporation (KT Music Corporation)		234,131		80,952		230,426		7,658
KT MOS Bukbu Co., Ltd.		33,376		28,841		63,686		353
KT MOS Nambu Co., Ltd.		34,258		26,722		67,244		3,099

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	December 31, 2019
(in millions of Korean won)	Total assets	Total liabilities	Operating revenues	Profit (loss) for the year
KT Skylife Co., Ltd. [1]	848,276	142,839	694,637	56,008
KT Estate Inc. [1]	1,686,000	295,706	485,271	48,552
KTGDH Co., Ltd. (KTSB Data Service)	10,437	1,628	3,971	344
KT Sat Co., Ltd.	651,195	127,523	168,009	16,497
KT Sports Co., Ltd.	15,603	8,333	55,086	(464)
KT Music Contents Fund No.1	10,579	1,677	521	345
KT Music Contents Fund No.2	7,675	279	331	48
KT-Michigan Global Contents Fund	11,688	61	248	(1,113)
Autopion Co., Ltd.	7,460	4,894	5,577	(302)
KT M Mobile Co., Ltd.	135,917	30,603	161,304	(5,580)
KT Investment Co., Ltd. [1]	73,463	56,212	13,375	847
KTCS Corporation [1]	378,171	213,983	943,950	7,597
KTIS Corporation	305,798	137,524	451,027	9,205
Next Connect PFV	385,412	24,275	1,590	(5,898)
Korea Telecom Japan Co., Ltd. [1]	1,851	2,858	1,987	651
Korea Telecom China Co., Ltd.	879	39	844	192
KT Dutch B.V.	31,003	50	—	(242)
Super iMax LLC	3,568	5,304	4,604	(631)
East Telecom LLC [1]	20,857	16,302	17,186	2,140
Korea Telecom America, Inc.	4,611	537	6,808	572
PT. KT Indonesia	8	—	—	—
KT Rwanda Networks Ltd. [2]	132,461	183,164	17,949	(31,662)
KT Belgium	93,321	11	—	(64)
KT ORS Belgium	6,913	14	—	(43)
KBTO sp.z o.o.	1,767	245	519	(3,457)
AOS Ltd. [2]	12,337	3,993	6,931	(591)
KT Hong Kong Telecommunications Co., Ltd.	5,126	2,923	13,321	586
KT Huimangjieum	2,129	1,019	899	(390)
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	6,285	1,139	176	70
K-REALTY RENTAL HOUSING REIT 3	300	—	—	—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	December 31, 2018
(in millions of Korean won)	Total assets		Total liabilities		Operating revenues		Profit (loss) for the year
KT Powertel Co., Ltd.	~~W~~	124,064	~~W~~	28,217	~~W~~	65,169	~~W~~ (5,545)
KT Linkus Co., Ltd.		54,147		44,895		103,139	1,216
KT Submarine Co., Ltd.		130,715		27,530		61,278	(4,286)
KT Telecop Co., Ltd.		272,492		140,314		326,053	166
KT Hitel Co., Ltd.		272,708		66,043		278,888	657
KT Service Bukbu Co., Ltd.		30,599		23,964		195,779	(31)
KT Service Nambu Co., Ltd.		37,452		27,939		229,937	160
BC Card Co., Ltd. [1]		3,722,379		2,630,536		3,550,744	70,889
H&C Network [1]		245,841		63,188		294,267	(15,944)
Nasmedia Co., Ltd. [1]		303,112		161,164		106,607	20,596
KTDS Co., Ltd. [1]		148,675		95,834		434,013	8,586
KT M Hows Co., Ltd.		60,197		42,386		26,603	3,691
KT M&S Co., Ltd.		228,073		207,740		786,699	11,408
GENIE Music Corporation (KT Music Corporation)		221,559		75,827		171,233	6,374
KT MOS Bukbu Co., Ltd.		14,121		10,571		16,524	(782)
KT MOS Nambu Co., Ltd.		14,313		8,927		14,899	(2,418)
KT Skylife Co., Ltd. [1]		816,001		149,841		690,821	52,010
KT Estate Inc. [1]		1,695,995		304,712		568,285	51,854
KTSB Data Service		8,632		523		4,627	(9,576)
KT Sat Co., Ltd.		685,926		173,513		136,953	4,921
KT Sports Co., Ltd.		9,560		6,376		55,423	(154)
KT Music Contents Fund No.1		14,092		1,035		559	294
KT Music Contents Fund No.2		7,629		281		150	(142)
KT-Michigan Global Contents Fund		12,741		—		869	(670)
Autopion Co., Ltd.		8,838		5,801		12,016	453
KT M Mobile Co., Ltd.		146,334		35,335		172,296	(10,085)
KT Investment Co., Ltd. [1]		74,580		58,040		8,095	247
KTCS Corporation [1]		350,280		188,561		1,016,085	11,401
KTIS Corporation		229,246		68,997		450,826	7,900
Next Connect PFV		385,769		34,370		143	(12,449)
Korea Telecom Japan Co., Ltd.[1]		1,326		2,910		1,930	(126)
Korea Telecom China Co., Ltd.		661		22		681	10
KT Dutch B.V.		31,693		41		191	105
Super iMax LLC		4,150		4,528		4,845	(424)
East Telecom LLC [1]		16,590		14,263		15,087	2,639
Korea Telecom America, Inc.		4,218		832		7,554	350
PT. KT Indonesia		8		—		—	—
KT Rwanda Networks Ltd. [2]		144,129		162,801		15,025	(29,238)
KT Belguium		90,172		1		—	(43)
KT ORS Belgium		6,709		5		—	(46)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	December 31, 2018
(in millions of Korean won)	Total assets	Total liabilities	Operating revenues	Profit (loss) for the year
KBTO sp.zo.o.	1,364	217	202	(3,771)
AOS Ltd. [2]	14,018	4,952	6,288	(680)
KT Hong Kong Telecommunications Co., Ltd.	3,616	2,143	9,990	351

[1]	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.

2.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The financial statements have been prepared on a historical cost basis, except for the following:

•	Certain financial assets and liabilities (including derivative instruments), certain classes of property and equipment and investment property – measured at fair value

•	Assets held-for-sale – measured at fair value less costs to sell

•	Defined benefit pension plans – plan assets measured at fair value

The preparation of the consolidated financial statements requires the use of critical accounting estimates. Management also needs to exercise judgement in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policy and Disclosures

(1)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2019.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

•	Enactment of Korean IFRS 1116 Leases

Under Korean IFRS 1116, with implementation of a single lease model, lessee is required to recognize assets and liabilities for all lease which lease term is over 12 months and underlying assets are not low value assets. A lessee is required to recognize a right-of-use asset and a lease liability representing its obligation to make lease payments.

With implementation of Korean IFRS 1116 Lease, the Group has changed accounting policy. The Group has adopted Korean IFRS 1116 retrospectively, as permitted under the specific transitional provisions in the standard, and recognized the cumulative impact of initially applying the standard as at January 1, 2019, the date of initial application. The Group has not restated comparatives for the 2018 reporting period. The impact of the adoption of the leasing standard and the new accounting policies are disclosed in Note 42.

•	Korean IFRS 1109 Financial Instruments – Prepayment Features with Negative Compensation

The narrow-scope amendments made to Korean IFRS 1109 Financial Instruments enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1019 Employee Benefits – Amendment, Curtailment or Settlement of the Plan

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures – Long-term Interests in Associates and Joint Ventures

The amendments clarify that an entity shall apply Korean IFRS 1109 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. The amendment does not have a significant impact on the financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

•	Enactment to Interpretation of Korean IFRS 2123 Uncertainty over Income Tax Treatments

The interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment, and includes guidance on how to determine whether each uncertain tax treatment is considered separately or together. It also presents examples of circumstances where a judgement or estimate is required to be reassessed. The enactment does not have a significant impact on the financial statements.

•	Annual Improvements to Korean IFRS 2015 – 2017 Cycle:

•	Korean IFRS 1103 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation. The amendment does not have a significant impact on the financial statements.

•	Korean IFRS 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not re-measured. The amendment does not have a significant impact on the financial statements.

•	Amendments to Paragraph 57A of Korean IFRS 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. The amendment does not have a significant impact on the financial statements.

•	Korean IFRS 1023 Borrowing Costs

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. The amendment does not have a significant impact on the financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(2)	New standards and interpretations not yet adopted by the Group

There are no certain new accounting standard and interpretation that have been published that are not mandatory for annual reporting period commencing January 1, 2019 and have not been early adopted by the Group.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the explanation of the definition of material and amended Korean IFRS 1001 and Korean IFRS 1008 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Group. These amendments should be applied for annual periods beginning on or after January 1, 2020, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. An entity can apply an optional concentration test, in which substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, and the assets acquired would not represent a business. These amendments should be applied for annual periods beginning on or after January 1, 2020, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Agenda Resolution of the International Accounting Standards Commission – Lease Period

The International Accounting Standards Commission (IFRS IC) announced on December 16, 2019 that all economic disadvantages resulting from the termination of a lease are taken into account when determining the enforceable period for ‘the useful life of lease term and lease asset improvement rights’. The Group is analyzing the effect of changes in accounting policies on the financial statements for enforceable periods in accordance with the decision and will reflect the effect in the financial statements after the analysis is completed.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

2.3	Consolidation

The Group has prepared the consolidated financial statements in accordance with Korean IFRS 1110 Consolidated Financial Statements.

(a)	Subsidiaries

Subsidiaries are all entities (including special purpose entities (“SPEs”)) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recoded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b)	Changes in ownership interests in subsidiaries without change of control

Any difference between the amount of the adjustment to non-controlling interest that do not result in a loss of control and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Controlling Group.

(c)	Disposal of subsidiaries

When the Group ceases to consolidate for a subsidiary because of a loss of control, any retained interest in the subsidiary is remeasured to its fair value with the change in carrying amount recognized in profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(d)	Associates

Associates are entities over which the Group has significant influence but does not possess control or joint control. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If the Group’s share of losses of an associate equals or exceeds its interest in the associate (including long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. If there is an objective evidence of impairment for the investment in the associate, the Group recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss. If an associate uses accounting policies other than those of the Group for transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying the equity method.

(e)	Joint arrangement

A joint arrangement, wherein two or more parties have joint control, is classified as either a joint operation or a joint venture. A joint operator recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. A joint venture has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4	Segment Reporting

Information of each operating segment is reported in a manner consistent with the business segment reporting provided to the chief operating decision-maker (Note 36). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

2.5	Foreign Currency Translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges, or are attributable to monetary part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss within ‘other income or other expenses’.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

2.6	Financial Assets

(a)	Classification

The Group classifies its financial assets in the following measurement categories:

•	those to be measured at fair value through profit or loss

•	those to be measured at fair value through other comprehensive income

•	those to be measured at amortized cost

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of the investments in equity instruments that are not accounted for as other comprehensive income are recognized in profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(b)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Hybrid (combined) contracts with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

A.	Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

•

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (and reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or finance costs’ and impairment loss in ‘finance costs or operating expenses’.

•

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or finance costs’ in the period in which it arises.

B.	Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as ‘finance income’ when the Group’s right to receive payments is established.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘finance income or finance costs’ in the statement of profit or loss as applicable. Impairment loss (and reversal of impairment loss) on equity investments, measured at fair value through other comprehensive income, are not reported separately from other changes in fair value.

(c)	Impairment

The Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and lease receivables, the Group applies the simplified approach, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables.

(d)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

(e)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

2.7	Derivative Instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group has hedge relationships and designates certain derivatives as:

•	hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges)

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items.

The fair values of derivative financial instruments designated in hedge relationships are disclosed in Note 39.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. A non-derivative financial asset and a non-derivative financial liability is classified as a current or non-current based on its expected maturity and its settlement, respectively.

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, and the ineffective portion is recognized in ‘finance income (costs)’.

Amounts of changes in fair value of effective hedging instruments accumulated in equity are recognized as ‘finance income (costs)’ for the periods when the corresponding transactions affect profit or loss.

When a hedging instrument expires, or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, any accumulated cash flow hedge reserve at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cash flow hedge reserve and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

2.8	Trade Receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Trade receivables are subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 6 for further information about the Group’s accounting for trade receivables and Note 2.6 (c) for a description of the Group’s impairment policies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

2.9	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit.

2.10	Non-Current Assets (or Disposal Group) Held-for-Sale

Non-current assets (or disposal group) are classified as assets held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continued use and when a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less selling costs.

2.11	Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

Useful Life
Buildings		5 – 40 years
Structures		5 – 40 years
Machinery and equipment (Telecommunications equipment and others)		2 – 40 years
Others	Vehicles	4 – 6 years
	Tools	4 – 6 years
	Office equipment	2 – 6 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.12	Investment Property

Investment property is a property held to earn rentals or for capital appreciation. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

2.13	Intangible Assets

(a)	Goodwill

Goodwill is measured as explained in Note 2.3 (a) and goodwill arising from acquisition of subsidiaries and business are included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of subsidiaries and business include the carrying amount of goodwill relating to the subsidiaries and business sold.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(b)	Intangible assets excluding goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Useful Life
Development costs	5 – 6 years
Software	6 years
Industrial property rights	5 – 50 years
Frequency usage rights	5 – 10 years
Others [1]	2 – 50 years

[1]	Membership rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

2.14	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

2.15	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within ‘other income’.

2.16	Impairment of Non-Financial Assets

Goodwill and intangible assets with indefinite useful life are tested annually for impairment at the end of each reporting period. If certain assets are deemed to be impaired, their recoverable amount is estimated in order to determine the impairment loss. The Company estimates the recoverable amount for each asset, and in cases when the recoverable amount cannot be estimated for an asset, the recoverable amount of the cash generating unit to which the asset belongs is estimated. Corporate assets are allocated to individual cash generating units on a reasonable and consistent basis and if they cannot be allocated to individual cash generating units, they are allocated to the smallest group of cash generating units on a reasonable and consistent basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount (higher of its fair value less costs of disposal and value in use). Impairment loss on non-financial assets other than goodwill are evaluated for reversal at the end of each reporting period.

2.17	Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.18	Financial Liabilities

(a)	Classification and measurement

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. Derivatives that are not designated as hedging instruments or derivatives separated from financial instruments containing embedded derivatives are also categorized as held for trading.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘trade payables’, ‘borrowings’ and ‘other financial liabilities’ in the statement of financial position.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Preferred shares that require mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

(b)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

2.19	Financial Guarantee Contracts

Financial guarantee contracts are recognized as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value, subsequently at the higher of following and recognized in the statement of financial position within ‘other financial liabilities’:

•	the amount determined in accordance with the expected credit loss model under Korean IFRS 1109 Financial Instruments

•	the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with Korean IFRS 1115 Revenue from Contracts with Customers

2.20	Employee Benefits

(a)	Post-employment benefits

The Group operates both defined contribution and defined benefit pension plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

(c)	Long-term employee benefits

Certain entities within the Group provide long-term employee benefits that are entitled to employees with service period for ten years and above. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. The Group recognizes service cost, net interest on other long-term employee benefits and remeasurements as profit or loss for the year. These liabilities are valued annually by an independent qualified actuary.

2.21	Share-Based Payments

Equity-settled share-based payment is recognized at fair value of equity instruments granted, and employee benefit expense is recognized over the vesting period. At the end of each period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

2.22	Provisions

Provisions for service warranties, recoveries, litigations and claims, and others are recognized when the Group presently hold legal or constructive obligation as a result of past events, and when it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

2.23	Leases

As explained in “Note 2.2 (1)” above, the Group has changed its accounting policy for leases. The impact of the new accounting policies is disclosed in Note 42.

As at December 31, 2018, leases of property and equipment where the Group, as lessee, had substantially all the risks and rewards of ownership were classified as finance leases. Finance leases were capitalized at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding lease payments, net of finance charges, were included in other short-term or long-term payables. Each lease payment was allocated between the liability and finance cost. The finance cost was charged to profit or loss over the lease period in order as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Property and equipment acquired under finance leases were depreciated over the asset’s useful life, or over the shorter of the asset’s useful life and the lease term, if it was not reasonably certain that the Group will obtain ownership at the end of the lease term.

Leases in which a significant portion of the risks and rewards of ownership were not transferred to the Group as lessee were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the lease period.

(a)	Lessee

The Group leases various repeater server rack, offices, track facilities, machinery and cars

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Group is lessee, the Group applies the practical expedient which has elected not to separate lease and non-lease components and instead accounts them as a single lease component.

Until the financial year of 2018, leases of property and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

•	Amounts expected to be payable by the Group (the lessee) under residual value guarantees

•	The exercise price of a purchase option if the Group (the lessee) is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the Group (the lessee) exercising that option

Lease liability measurement also include payments to be made in option periods if the lessee is reasonably certain in exercising an option to extend the lease.

The Group determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Group should consider a termination penalty in determining the period for which the contract is enforceable.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs (leasehold deposits)

•	restoration costs, and

•	present value discount on leasehold deposits

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less, such as mechanical devices and cars. Low-value assets are comprised of tools, equipment, and others.

(b)	Lessor

Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature. As a result of adopting the new lease standard, the Group applied the accounting for assets held as a lessor.

2.24	Share Capital

The Group classifies ordinary shares as equity.

Where the Controlling Company purchases its own shares, the consideration paid, including any directly attributable incremental costs, is deducted from equity until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is included in equity attributable to the equity holders of the Controlling Company.

2.25	Revenue Recognition

(a)	Identifying performance obligations

The Group identifies performance obligations with a customer such as providing telecommunication services, selling handsets and other. The revenue from handsets is recognized when a performance obligation is satisfied by transferring promised goods to customers, and the revenue from telecommunication services is recognized over the estimated contract periods of each services by transferring promised services to customers.

(b)	Allocation the transaction price and revenue recognition

The Group allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Group sells that good or service separately in similar circumstances and to similar customers. The Group recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(c)	Incremental contract acquisition costs

The Group pays the commission fees when new customers subscribe for telecommunication services. The incremental contract acquisition costs are those commission fees that the Group incurs to acquire a contract with a customer that would not have been incurred if the contract had not been acquired.

The Group recognizes the incremental contract acquisition costs as an asset and amortizes it over the expected period of benefit. However, as a practical expedient, the Group may recognize the incremental contract acquisition costs as an expense when it is incurred if the amortization period of the asset is one year or less.

(d)	Commission fees

Commission fees are recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues are measured at the fair value of the consideration received.

2.26	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Management periodically evaluates tax policies that are applied in tax returns in which applicable tax regulation is subject to interpretation. The Group recognizes current income tax on the basis of the amount expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amount will be available to utilize those temporary differences and losses.

The Group recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Group recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset when the Group has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

The Group adopts the consolidated corporate tax return and calculates income tax expenses and income tax liabilities of the Group based on systematic and reasonable methods.

2.27	Dividend

Dividend distribution to the Group’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Group’s shareholders.

2.28	Approval of Issuance of the Financial Statements

The consolidated financial statements of 2019 were approved for issuance by the Board of Directors on February 6, 2020 and are subject to change with the approval of shareholders at their Annual General Meeting.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

3.1	Impairment of Non-Financial Assets (including Goodwill)

The Group determines the recoverable amount of a cash generating unit (CGU) based on fair value or value-in-use calculations assess non-financial assets (including goodwill) for impairment (Note 13).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.2	Income Taxes

The Group’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note 31).

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System for Recirculation of Corporate Income, the Group is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new tax system. As the Group’s income tax is dependent on the investments, as well as wage and dividends increase, there is an uncertainty measuring the final tax effects.

3.3	Fair Value of Derivatives and Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 39).

3.4	Impairment of Financial Assets

The provision for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period (Note 38).

3.5	Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 18).

3.6	Amortization of Contract Assets, Contract Liabilities and Contract Cost Assets

Contract assets, contract liabilities and contract cost assets recognized under the application of Korean IFRS 1115 are amortized over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate changes, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.7	Provisions

As described in Note 17, the Group records provisions for litigation and assets retirement obligations as at the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.8	Useful Lives of Property and Equipment and Investment Property

Property and equipment, intangible assets, and investment properties, excluding land, goodwill, condominium memberships, golf club memberships and broadcast license, are depreciated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Group will increase depreciation expenses if the useful lives are considered shorter than the previously estimated useful lives.

4.	Financial Instruments by Category

Financial instruments by category as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,305,894	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,305,894
Trade and other receivables[1]		5,796,207		—		1,256,266		—		7,052,473
Other financial assets		441,804		632,324		557,342		58,576		1,690,046

(in millions of Korean won)	December 31, 2019
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	8,679,697	~~W~~	—	~~W~~	—	~~W~~	8,679,697
Borrowings		7,298,867		—		—		7,298,867
Other financial liabilities		129,945		38		20,096		150,079

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

(in millions of Korean won)	December 31, 2018
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,703,422	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,703,422
Trade and other receivables		5,553,068		—		1,097,348		—		6,650,416
Other financial assets		484,272		777,685		326,157		29,843		1,617,957

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(in millions of Korean won)	December 31, 2018
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	8,357,521	~~W~~	—	~~W~~	—	~~W~~	8,357,521
Borrowings		6,648,293		—		—		6,648,293
Other financial liabilities		99,330		7,758		57,308		164,396

Gains or losses arising from financial instruments by category for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Financial assets at amortized cost
Interest income [1,5]	~~W~~	79,838	~~W~~	93,233
Gain on foreign currency transactions [4]		32,293		19,396
Loss on foreign currency translation		(474)		(2,901)
Gain (loss) on disposal		(43)		44
Loss on valuation		(59,947)		(110,544)

Financial assets at fair value through profit or loss
Interest income [1]		5,634		9,194
Dividend income		1,096		1,207
Gain on valuation		4,334		10,768
Gain on disposal		5,115		1,713
Loss on foreign currency translation		(27)		—

Financial assets at fair value through other comprehensive income
Interest income [1]		217,355		163,390
Dividend income		2,312		1,704
Impairment loss		(304)		(2,416)
Loss on disposal		(11,247)		(13,818)
Other comprehensive income for the year [2]		167,152		43,811

Derivative used for hedging
Gain on transactions		6,332		7,272
Gain on valuation		56,537		22,065
Other comprehensive income for the year [2]		46,806		20,078
Reclassified to profit or loss from other comprehensive income for the year [2,3]		(39,604)		(15,891)

Financial liabilities at fair value through profit or loss
Loss on valuation		(1,936)		(2,708)
Gain on disposal		2,664		—

Derivatives used for hedging
Gain on transactions		—		20,678
Gain on valuation		4,949		42,195
Other comprehensive income for the year [2]		20,742		(2,810)
Reclassified to profit or loss from other comprehensive income for the year [2,3]		(5,080)		(28,388)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(in millions of Korean won)	2019		2018
Financial liabilities at amortized cost
Interest expense [1,5]		(223,974)		(296,894)
Loss on repayment		—		(15)
Loss on foreign currency transactions [4]		(20,958)		(30,956)
Loss on foreign currency translation		(75,502)		(66,050)

Total	~~W~~	214,063	~~W~~	(116,643)

[1]

BC Card Co., Ltd., etc., subsidiaries of the Group, recognized interest income and expenses as operating revenue and expenses, respectively. Related interest income recognized as operating revenue is ~~W~~ 21,018 million (2018: ~~W~~ 21,021 million) and related interest expense recognized as operating expense is ~~W~~ 548 million (2018: ~~W~~ 21 million) for the year ended December 31, 2019.

[2]	The amounts directly reflected in equity after adjustments of deferred income tax.
[3]

During the current and previous year, certain derivatives of the Group was settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.

[4]

BC Card Co., Ltd., a subsidiary of the Group recognized foreign currency translation/transaction gain and loss and as operating revenue and expense. In relation to this, foreign currency translation gain and loss recognized as operating revenue and expense amount to ~~W~~ 5 million and ~~W~~ 17,006 million (2018: ~~W~~ 20,422 million), respectively, for the year ended December 31, 2019.

[5]	Interest income (interest expense) from lease receivables (lease liabilities) is excluded as it is not subject to classification of financial instruments (Note 21).

5.	Cash and Cash Equivalents

Restricted cash and cash equivalents as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018		Description
Bank deposits	~~W~~	21,290	~~W~~	23,970	Deposit restricted for government project and others

Cash and cash equivalents in the statement of financial position equal to cash and cash equivalents in the statement of cash flows.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

6.	Trade and Other Receivables

Trade and other receivables as at December 31, 2019 and 2018, are as follows:

	December 31, 2019
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,451,107	~~W~~	(291,202)	~~W~~	(9,510)	~~W~~	3,150,395
Other receivables		2,834,893		(78,572)		(271)		2,756,050

Total	~~W~~	6,286,000	~~W~~	(369,774)	~~W~~	(9,781)		~~W~~ 5,906,445

Non-current assets
Trade receivables	~~W~~	874,859		~~W~~(4,117)	~~W~~	(43,597)	~~W~~	827,145
Other receivables		382,468		(5,108)		(22,708)		354,652

Total	~~W~~	1,257,327		~~W~~(9,225)	~~W~~	(66,305)	~~W~~	1,181,797

	December 31, 2018
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,422,086	~~W~~	(357,548)	~~W~~	(9,873)	~~W~~	3,054,665
Other receivables		2,827,864		(74,948)		(160)		2,752,756

Total	~~W~~	6,249,950	~~W~~	(432,496)	~~W~~	(10,033)	~~W~~	5,807,421

Non-current assets
Trade receivables	~~W~~	402,027	~~W~~	(2,376)	~~W~~	(17,970)	~~W~~	381,681
Other receivables		506,061		(18,874)		(25,873)		461,314

Total	~~W~~	908,088	~~W~~	(21,250)	~~W~~	(43,843)	~~W~~	842,995

The fair values of trade and other receivables with original maturities less than one year equal to their carrying amounts because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined discounting the expected future cash flow at the weighted average interest rate.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Details of changes in provision for impairment the years ended December 31, 2019 and 2018, are as follows:

	2019				2018
(in millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	~~W~~	359,924	~~W~~	93,822	~~W~~	439,427	~~W~~	84,372
Provision		24,596		35,597		91,282		21,783
Reversal		—		(475)		—		(104)
Written-off or transfer out		(90,513)		(44,108)		(170,597)		(14,416)
Others		1,312		(1,156)		(188)		2,187

Ending balance	~~W~~	295,319	~~W~~	83,680	~~W~~	359,924	~~W~~	93,822

Provisions for impairment on trade and other receivables are recognized as operating expenses, other expenses and finance costs.

Details of other receivables as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Loans	~~W~~	84,148	~~W~~	88,476
Receivables [1]		2,588,064		2,739,825
Accrued income		8,630		10,171
Refundable deposits		352,293		370,481
Loans receivable		105,961		54,952
Finance lease receivables		39,726		22,230
Others		15,560		21,757
Less: Provision for impairment		(83,680)		(93,822)

	~~W~~	3,110,702	~~W~~	3,214,070

[1]	The settlement receivables of BC Card Co., Ltd. Amounting to ~~W~~ 1,786,610 million (December 31, 2018: ~~W~~ 1,895,575 million) are included.

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at December 31, 2019.

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

7.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Other financial assets
Financial assets at amortized cost [1]	~~W~~	441,804	~~W~~	484,272
Financial assets at fair value through profit or loss [1,2]		632,324		777,685
Financial assets at fair value through other comprehensive income		557,342		326,157
Derivatives used for hedging		58,576		29,843
Less: Non-current		(821,658)		(623,176)

Current	~~W~~	868,388	~~W~~	994,781

Other financial liabilities
Financial liabilities amortized cost	~~W~~	129,945	~~W~~	99,330
Financial liabilities at fair value through profit or loss		38		7,758
Derivatives used for hedging		20,096		57,308
Less: Non-current		(149,136)		(163,454)

Current	~~W~~	943	~~W~~	942

[1]

As at December 31, 2019, the Group’s other financial assets amount to ~~W~~ 91,445 million (December 31, 2018: ~~W~~ 60,978 million), which consist of checking account deposits and payment guarantee, are subject to withdrawal restrictions.

[2]	As at December 31, 2019, MMW (Money Market Wrap) and MMT (Money Market Trust) amounting to ~~W~~ 406,062 million (December 31, 2018: ~~W~~ 610,862 million) are included in other financial assets.

Details of financial assets at fair value through profit or loss as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Equity instruments (Listed)	~~W~~	232	~~W~~	121
Equity instruments (Unlisted)		90,357		62,911
Debt securities		541,657		714,653
Derivatives held for trading		78

Total		632,324		777,685
Less: Non-current		(219,026)		(269,148)

Current	~~W~~	413,298	~~W~~	508,537

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at December 31, 2019.

Investment in Korea Software Financial Cooperative amounting to ~~W~~ 1,849 million is provided as collateral.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Details of financial assets at fair value through other comprehensive income as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Equity instruments (Listed)	~~W~~	6,738	~~W~~	8,861
Equity instruments (Unlisted)		543,518		310,387
Debt securities		7,086		6,909

Total		557,342		326,157
Less: Non-current		(556,147)		(326,157)

Current	~~W~~	1,195	~~W~~	—

Upon disposal of these equity investments, any balance within the accumulated other comprehensive income for these equity investments is not reclassified to profit or loss, but to retained earnings. Upon disposal of these debt investments, the remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

Details of valuation of derivatives used for hedging as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019				December 31, 2018
	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1]	~~W~~	—	~~W~~	1,464	~~W~~	—	~~W~~	599
Currency swap [2]		55,569		18,632		29,843		54,074
Currency forwards [3]		3,007		—		—		2,635

Total		58,576		20,096		29,843		57,308
Less: Non-current		(28,304)		(19,177)		(4,732)		(56,366)

Current	~~W~~	30,272	~~W~~	919	~~W~~	25,111	~~W~~	942

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the bond.
[2]

The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.

[3]	The currency forward contract is to hedge the risk of variability in cash flow from transactions in foreign currencies due to changes in foreign exchange rate.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The valuation gains and losses on the derivative contracts for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019						2018
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	~~W~~	—	~~W~~	45	~~W~~	(963)	~~W~~	192	~~W~~	—	~~W~~	(488)
Currency swap		72,417		15,784		87,626		58,912		2,045		22,139
Currency forwards		4,858		—		4,858		7,201		—		—

Total	~~W~~	77,275	~~W~~	15,829	~~W~~	91,521	~~W~~	66,305	~~W~~	2,045	~~W~~	21,651

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~ 4,181 million for the year ended December 31, 2019 (2018: valuation gain of ~~W~~ 263 million).

Details of financial liabilities at fair value through profit or loss as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Financial liabilities at fair value through profit or loss Derivative liabilities held for trading	~~W~~	38	~~W~~	7,758

The valuation gain and loss on financial liabilities at fair value through profit or loss for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivative liabilities held for trading	~~W~~	78	~~W~~	2,014	~~W~~	—	~~W~~	2,707

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

8.	Inventories

Inventories as at December 31, 2019 and 2018, are as follows:

	December 31, 2019						December 31, 2018
(in millions of Korean won)	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	805,691	~~W~~	(144,438)	~~W~~	661,253	~~W~~	794,020	~~W~~	(113,581)	~~W~~	680,439
Others		4,245		—		4,245		3,560		—		3,560

Total	~~W~~	809,936	~~W~~	(144,438)	~~W~~	665,498	~~W~~	797,580	~~W~~	(113,581)	~~W~~	683,999

Cost of inventories recognized as expenses for the year ended December 31, 2019 amounts to ~~W~~ 4,705,920 million (for the year ended December 31, 2018: ~~W~~ 3,926,199 million) and valuation loss on inventory amounts to ~~W~~ 30,857 million for the year ended December 31, 2019 (for the year ended December 31, 2018: ~~W~~ 55,288 million).

9.	Other Assets and Liabilities

Other assets and liabilities as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Other assets
Advance payments	~~W~~	179,475	~~W~~	162,784
Prepaid expenses [1]		1,935,037		1,667,372
Contract assets [1]		557,041		398,797
Others		14,243		4,491
Less: Non-current		(685,488)		(545,895)

Current	~~W~~	2,000,308	~~W~~	1,687,549

Other liabilities
Advances received [1]	~~W~~	198,366	~~W~~	165,565
Withholdings		99,844		89,403
Unearned revenue [1]		65,228		39,528
Lease liabilities		729,139		163,858
Contract liabilities [1]		365,610		347,462
Others		23,297		24,909
Less: Non-current		(449,526)		(174,811)

Current	~~W~~	1,031,958	~~W~~	655,914

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 (Note 26).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

10.	Assets Held-for-Sale

In the prior year, the Group decided to sell total shares of PT Mitra Transksi Indonesia, investments in associates, with the approval of the Board of Directors and shareholders associated asset, amounting to ~~W~~ 13,035 million, was presented as assets held for sale and was sold in the current year.

During the current period, the Group decided to sell some real estate and classified it as assets held for sale. Details of assets held for sale are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Property and equipment	~~W~~	82,865	~~W~~	—

Assets classified as assets held for sale were measured at fair value less costs to sell in accordance with Korean IFRS 1105, which is the non-recurring fair value measured using the recent selling price of similar projects that are observable inputs. The impairment loss recognized in relation to the assets held for sale during the current term is ~~W~~ 7,586 million and is classified as other expenses (loss of assets held for sale).

The Group has decided to sell all of the equity holdings of ISU-kth Content Investment Cooperative. As of December 31, 2019, the Group presents ~~W~~ 737 million as assets held for sale.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

11.	Property and Equipment

Changes in property and equipment for the years ended December 31, 2019 and 2018, are as follows:

	2019
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	1,281,319	~~W~~	3,873,074	~~W~~	36,327,007	~~W~~	1,981,646	~~W~~	826,583	~~W~~	44,289,629
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,865,389)		(27,851,991)		(1,503,265)		(595)		(31,221,372)

Beginning, net		1,281,187		2,007,685		8,475,016		478,381		825,988		13,068,257

Changes in accounting policy [1]		—		(149)		(12,947)		(196,932)		—		(210,028)
Acquisition and capital expenditure		338		4,523		205,359		64,072		3,419,136		3,693,428
Disposal and termination		(1,352)		(4,213)		(76,457)		(4,109)		(1,362)		(87,493)
Depreciation		—		(134,350)		(2,278,286)		(89,940)		—		(2,502,576)
Impairment (recovery of impairment)		—		(32)		(41,450)		(1,751)		(27)		(43,260)
Transfer in (out)		126,066		270,980		2,742,671		16,218		(3,217,044)		(61,109)
Transfer to investment properties		(33,254)		(8,081)		—		—		—		(41,335)
Transfer to assets held-for-sale		(89,330)		(1,121)		—		—		—		(90,451)
Others		(21,474)		26,822		79,345		1,596		(26,423)		59,866

Ending, net	~~W~~	1,262,181	~~W~~	2,162,064	~~W~~	9,093,251	~~W~~	267,535	~~W~~	1,000,268	~~W~~	13,785,299

Acquisition cost	~~W~~	1,262,313	~~W~~	4,125,229	~~W~~	37,654,635	~~W~~	1,612,108	~~W~~	1,001,171	~~W~~	45,655,456
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,963,165)		(28,561,384)		(1,344,573)		(903)		(31,870,157)

[1]	With the application of Korean IFRS 1116, property and equipment were reclassified to right-of-use assets (Note 42).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	1,268,789	~~W~~	3,750,861	~~W~~	35,971,877	~~W~~	1,920,571	~~W~~	714,706	~~W~~	43,626,804
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,738,439)		(26,911,068)		(1,413,733)		(1,113)		(30,064,485)

Beginning, net		1,268,657		2,012,422		9,060,809		506,838		713,593		13,562,319
Acquisition and capital expenditure		9,897		1,728		137,088		101,832		2,037,085		2,287,630
Disposal and termination		(3,718)		(2,640)		(113,266)		(4,336)		(582)		(124,542)
Depreciation		—		(132,353)		(2,398,782)		(159,625)		—		(2,690,760)
Impairment (recovery of impairment)		—		(5,551)		(1,237)		(8,935)		(170)		(15,893)
Transfer in (out)		7,663		127,052		1,767,878		9,525		(1,911,094)		1,024
Inclusion in scope of consolidation		—		44		4,228		2,526		—		6,798
Transfer from (to) investment properties		(3,080)		5,366		—		37,077		—		39,363
Others		1,768		1,617		18,298		(6,521)		(12,844)		2,318

Ending, net	~~W~~	1,281,187	~~W~~	2,007,685	~~W~~	8,475,016	~~W~~	478,381	~~W~~	825,988	~~W~~	13,068,257

Acquisition cost	~~W~~	1,281,319	~~W~~	3,873,074	~~W~~	36,327,007	~~W~~	1,981,646	~~W~~	826,583	~~W~~	44,289,629
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,865,389)		(27,851,991)		(1,503,265)		(595)		(31,221,372)

Details of property and equipment provided as collateral as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	17,097	~~W~~	18,705	Borrowings	~~W~~	4,347	Industrial Bank of Korea, Korea Development Bank , K Bank, Inc.
Others		45,851		41,681			3,473	Shinhan Bank

(in millions of Korean won)	December 31, 2018
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	13,163	~~W~~	15,113	Borrowings	~~W~~	7,878	SC First Bank, Korea Development Bank
Others		50,278		40,252			10,063	Shinhan Bank

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The borrowing costs capitalized for qualifying assets amount to ~~W~~ 6,360 million (2018: ~~W~~ 7,329 million) in 2019. The interest rate applied to calculate the capitalized borrowing costs in 2019 is 2.63% (2018: 3.22%).

12.	Investment Properties

Changes in investment properties for the years ended December 31, 2019 and 2018, are as follows:

	2019
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	~~W~~	350,417	~~W~~	1,168,379	~~W~~	121	~~W~~	1,518,917
Less: Accumulated depreciation		(1,569)		(426,264)		—		(427,833)

Beginning, net		348,848		742,115		121		1,091,084
Changes in accounting policy [1]		—		46,666		—		46,666
Acquisition		148,511		103,774		1,781		254,066
Disposal		(285)		(1,408)		—		(1,693)
Depreciation		—		(65,178)		—		(65,178)
Transfer from property and equipment		33,254		8,081		—		41,335
Transfer and others		23,268		(2,118)		—		21,150

Ending, net	~~W~~	553,596	~~W~~	831,932	~~W~~	1,902	~~W~~	1,387,430

Acquisition cost	~~W~~	555,164	~~W~~	1,323,518	~~W~~	1,902	~~W~~	1,880,584
Less: Accumulated depreciation		(1,568)		(491,586)		—		(493,154)

[1]	With the application of Korean IFRS 1116, right-of-use-assets were partially reclassified to investment properties (Note 21).

	2018
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	~~W~~	358,358	~~W~~	1,191,687	~~W~~	39,973	~~W~~	1,590,018
Less: Accumulated depreciation		(1,568)		(398,919)		—		(400,487)

Beginning, net		356,790		792,768		39,973		1,189,531
Acquisition		1,111		7		74,145		75,263
Disposal		(4,729)		(10,238)		—		(14,967)
Depreciation		—		(44,653)		—		(44,653)
Transfer from (to) property and equipment		3,080		(5,366)		(37,077)		(39,363)
Transfer and others		(7,404)		9,597		(76,920)		(74,727)

Ending, net	~~W~~	348,848	~~W~~	742,115	~~W~~	121	~~W~~	1,091,084

Acquisition cost	~~W~~	350,417	~~W~~	1,168,379	~~W~~	121	~~W~~	1,518,917
Less: Accumulated depreciation		(1,569)		(426,264)		—		(427,833)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The fair value of the Group’s investment properties is ~~W~~ 2,304,583 million as at December 31, 2019 (December 31, 2018: ~~W~~ 1,821,061 million). The fair value of investment properties is estimated based on the expected cash flow.

Rental income from investment properties is ~~W~~ 198,636 million in 2019 (2018: ~~W~~ 207,795 million) and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

As at December 31, 2019, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ~~W~~ 100,443 million for one year or less, ~~W~~ 120,939 million more than one year and less than five years, ~~W~~ 58,410 million over five years, and ~~W~~ 279,792 million in total.

Details of investment properties provided as collateral as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019
	Carrying amount		Secured amount		Related account	Related amount
Land and buildings	~~W~~	854,874	~~W~~	62,896	Deposits	~~W~~	56,831
Land and buildings		1,915		3,044	Borrowings		1,903

(in millions of Korean won)	December 31, 2018
	Carrying amount		Secured amount		Related account	Related amount
Land and buildings	~~W~~	548,567	~~W~~	66,551	Deposits	~~W~~	59,492
Land and buildings		5,292		3,987	Borrowings		3,322

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

13.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2019 and 2018, are as follows:

	2019
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	542,074	~~W~~	1,680,372	~~W~~	947,312	~~W~~	3,641,231	~~W~~	1,253,281	~~W~~	8,064,270
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,016)		(1,345,262)		(781,368)		(1,484,731)		(739,769)		(4,657,146)

Beginning, net		236,058		335,110		165,944		2,156,500		513,512		3,407,124

Changes in accounting policy [1]		—		—		—		—		(26,207)		(26,207)
Acquisition and capital expenditure		—		47,903		30,965		—		99,826		178,694
Disposal and termination		—		(3,019)		(1,267)		(284)		(11,109)		(15,679)
Amortization		—		(115,839)		(68,222)		(399,382)		(77,262)		(660,705)
Impairment		(605)		(1,333)		(1,807)		(3,035)		(55,118)		(61,898)
Others		117		9,812		11,768		142		(9,131)		12,708

Ending, net	~~W~~	235,570	~~W~~	272,634	~~W~~	137,381	~~W~~	1,753,941	~~W~~	434,511	~~W~~	2,834,037

Acquisition cost	~~W~~	541,596	~~W~~	1,661,372	~~W~~	978,139	~~W~~	3,622,327	~~W~~	1,193,048	~~W~~	7,996,482
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,026)		(1,388,738)		(840,758)		(1,868,386)		(758,537)		(5,162,445)

[1]	With the application of Korean IFRS 1116, intangible assets were reclassified to right-of-use assets (Note 42).

	2018
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	474,908	~~W~~	1,643,886	~~W~~	893,500	~~W~~	2,530,341	~~W~~	1,171,378	~~W~~	6,714,013
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,028)		(1,225,327)		(703,259)		(1,165,399)		(681,297)		(4,081,310)

Beginning, net	~~W~~	168,880	~~W~~	418,559	~~W~~	190,241	~~W~~	1,364,942	~~W~~	490,081	~~W~~	2,632,703
Acquisition and capital expenditure		—		56,670		29,800		1,110,865		133,837		1,331,172
Disposal and termination		—		(3,436)		(736)		(558)		(10,687)		(15,417)
Amortization		—		(147,304)		(72,185)		(318,815)		(91,222)		(629,526)
Impairment		(518)		—		(222)		—		(12,256)		(12,996)
Inclusion in scope of consolidation		67,696		—		2,073		—		23,950		93,719
Others		—		10,621		16,973		66		(20,192)		7,468

Ending, net	~~W~~	236,058	~~W~~	335,110	~~W~~	165,944	~~W~~	2,156,500	~~W~~	513,511	~~W~~	3,407,123

Acquisition cost	~~W~~	542,074	~~W~~	1,680,372	~~W~~	947,312	~~W~~	3,641,231	~~W~~	1,253,281	~~W~~	8,064,270
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,016)		(1,345,262)		(781,368)		(1,484,731)		(739,770)		(4,657,147)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The carrying amount of membership rights with an indefinite useful life not subject to amortization, except for goodwill, is ~~W~~ 203,240 million as at December 31, 2019 (December 31, 2018: ~~W~~ 239,619 million).

In relation to KT Skylife TV Co., Ltd., the Group recognized impairment loss of ~~W~~ 38,519 million as the carrying amount of cash-generating units exceeded its recoverable amount, and recognized other expenses in the consolidated statement of profit or loss during the current period. The recoverable amount is based on fair value less value in use or disposal costs, and the discount rate applied in computing the recoverable amount is 7.3%.

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As at December 31, 2019, goodwill allocated to each cash-generation unit is as follows:

(in millions of Korean won)
Cash Generating Unit	Amount
ICT
Telecom Wireless business [1]	~~W~~	65,057
Finance
BC Card Co., Ltd. [1]		41,234
Others
GENIE Music Corporation (KT Music Corporation) [1]		53,871
PlayD Co., Ltd. (N SEARCH MARKETING Corporation) [1]		42,745
KT Telecop Co., Ltd. [1]		15,418
KT MOS Bukbu Co., Ltd and others		17,245

Total	~~W~~	235,570

[1]

The recoverable amounts of telecom wireless business, BC Card Co., Ltd. and PlayD Co., Ltd. (N SEARCH MARKETING Corporation), KT Telecop Co., Ltd. are calculated based on value-in use calculations. The recoverable amounts of GENIE Music Corporation (KT Music Corporation) are calculated based on value-in use calculations or fair value less costs to sell. These calculations use pre-tax cash flow projections for approximately five years based on financial budgets. Cash flow that exceeds the period of financial budgets is projected by expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate based on past performance and its expectation of future market changes. The Group determined cash flow projections based on past performance and its estimation of market growth. Specific risk of related operating segment is reflected in discount rate.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

14.	Investments in Associates and Joint Ventures

Details of associates as at December 31, 2019 and 2018, are as follows:

	Percentage of ownership (%)		Location	Date of financial statements
	December 31, 2019	December 31, 2018
Korea Information & Technology Fund	33.3%	33.3%	Korea	December 31
KT-SB Venture Investment Fund [1]	—	50.0%	Korea	December 31
KT-IBKC Future Investment Fund 1 [2]	50.0%	50.0%	Korea	December 31
KT-CKP New Media Investment Fund	49.7%	49.7%	Korea	December 31
K Bank Inc. [3]	10.0%	10.0%	Korea	December 31

[1]

At the end of the reporting period, although the Group owns 50% ownership in this entity, this entity is included in investments in joint ventures as the Group cannot unilaterally make decisions in determining the operating and financial policies.

[2]

At the end of the reporting period, although the Group (KT-IBKC Future Investment Fund 1) owns 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of the investment fund, because the Group cannot participate in determining the operating and financial policies.

[3]

At the end of the reporting period, although the Group owns less than 20% ownership in ordinary share, this entity is included in investments in associates as the Group has a significant influence in determining the operating and financial policies. Furthermore, 12.1% of non-voting convertible stock are excluded from the ownership percentage.

Changes in investments in associates and joint ventures for the years ended December 31, 2019 and 2018, are as follows:

	2019
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
Korea Information & Technology Fund	~~W~~	148,255	~~W~~	—	~~W~~	17,956	~~W~~	(2,236)	~~W~~	163,975
KT-SB Venture Investment Fund		4,470		(4,470)		—		—		—
KT-IBKC Future Investment Fund 1		9,961		3,750		389		—		14,100
KT-CKP New Media Investment Fund		281		(174)		27		—		134
K Bank Inc.		52,655		21,782		(28,865)		(414)		45,158
Others[2]		56,785		(7,867)		7,241		(11,866)		44,293

	~~W~~	272,407	~~W~~	13,021	~~W~~	(3,252)	~~W~~	(14,516)	~~W~~	267,660

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(in millions of Korean won)	2018
	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
Korea Information & Technology Fund	~~W~~	139,534	~~W~~	—	~~W~~	15,037	~~W~~	(6,316)	~~W~~	148,255
KT-SB Venture Investment Fund		2,942		—		1,528		—		4,470
KT-IBKC Future Investment Fund 1		10,825		(1,050)		1,028		(842)		9,961
KT-CKP New Media Investment Fund		2,294		(1,229)		(784)		—		281
K Bank Inc.		42,108		26,725		(19,504)		3,326		52,655
Others		81,728		2,466		8,607		(36,016)		56,785

	~~W~~	279,431	~~W~~	26,912	~~W~~	5,912	~~W~~	(39,848)	~~W~~	272,407

[1]

KT investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit from associates and joint ventures as operating revenue and expense. These include its share in net gain from associates and joint ventures of ~~W~~ 52 million (2018: net of loss ~~W~~ 445 million) recognized as operating expense during the period.

[2]	The Group classified its entire interest in ISU-kth Content Investment Co., Ltd. as assets held for sale (Note 10).

Summarized financial information of associates and joint ventures as at and for the years ended December 31, 2019 and 2018, is as follows:

(in millions of Korean won)	December 31, 2019
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	~~W~~	113,233	~~W~~	378,691	~~W~~	—	~~W~~	—
KT-IBKC Future Investment Fund 1		28,200		—		—		—
KT-CKP New Media Investment Fund		3		267		—		—
K Bank Inc.		2,480,065		78,566		2,350,375		3,784

(In millions of Korean won)	2019
	Operating revenue		Profit (loss) for the year		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends received from associates
Korea Information & Technology Fund	~~W~~	70,565	~~W~~	53,867	~~W~~	6,132	~~W~~	59,999	~~W~~	4,280
KT-IBKC Future Investment Fund 1		1,694		779		—		779		—
KT-CKP New Media Investment Fund		56		55		—		55		—
K Bank Inc.		92,712		(100,773)		(23)		(100,796)		—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(in millions of Korean won)	December 31, 2018
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	~~W~~	118,024	~~W~~	326,740	~~W~~	—	~~W~~	—
KT-SB Venture Investment		4,322		4,624		6		—
KT-IBKC Future Investment Fund 1		19,922		—		—		—
KT-CKP New Media Investment Fund		25		540		—		—
K Bank Inc.		2,094,152		90,505		1,901,389		3,185

(in millions of Korean won)	2018
	Operating revenue		Profit (loss) for the year		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends received from associates
Korea Information & Technology Fund	~~W~~	59,524	~~W~~	45,110	~~W~~	(13,422)	~~W~~	31,688	~~W~~	1,842
KT-SB Venture Investment		—		3,056		—		3,056		—
KT-IBKC Future Investment Fund 1		2,665		2,057		—		2,057		—
KT-CKP New Media Investment Fund		371		(629)		—		(629)		—
K Bank Inc.		66,787		(79,671)		1,432		(78,440)		—

Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures as at and for the years end December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)
Korea Information & Technology Fund	~~W~~	491,924	33.30%	~~W~~	163,975	~~W~~	—	~~W~~	163,975
KT-IBKC Future Investment Fund 1		28,200	50.00%		14,100		—		14,100
KT-CKP New Media Investment Fund		270	49.70%		134		—		134
K Bank Inc.[1]		204,472	10.00%		45,158		—		45,158

[1]	12.1% of non-voting convertible stock are excluded from percentage of ownership for K Bank Inc.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(in millions of Korean won)	2018
	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)
Korea Information & Technology Fund	~~W~~	444,764	33.30%	~~W~~	148,255	~~W~~	—	~~W~~	148,255
KT-SB Venture Investment		8,940	50.00%		4,470		—		4,470
KT-IBKC Future Investment Fund 1		19,922	50.00%		9,961		—		9,961
KT-CKP New Media Investment Fund		565	49.70%		280		—		280
K Bank Inc.[1]		280,083	10.00%		52,655		—		52,655

[1]	8.8% of non-voting convertible stock are excluded from percentage of ownership for K Bank Inc.

Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~ 6,124 million for the year ended December 31, 2019 (2018: ~~W~~ 1,908 million). The accumulated comprehensive loss of associates and joint ventures as at December 31, 2019, which was not recognized by the Group is ~~W~~ 12,599 million (as at December 31, 2018: ~~W~~ 6,475 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

15.	Trade and Other Payables

Details of trade and other payables as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Current liabilities
Trade payables	~~W~~	1,304,795	~~W~~	1,236,489
Other payables		6,292,683		5,711,702

Total	~~W~~	7,597,478	~~W~~	6,948,191

Non-current liabilities
Trade payables	~~W~~	1,733	~~W~~	3,207
Other payables		1,080,486		1,406,123

Total	~~W~~	1,082,219	~~W~~	1,409,330

Details of other payables as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Non-trade payables [1]	~~W~~	5,275,224	~~W~~	5,191,268
Accrued expenses		987,624		904,135
Operating deposits		910,045		819,968
Others		200,276		202,454
Less: non-current		(1,080,486)		(1,406,123)

Current	~~W~~	6,292,683	~~W~~	5,711,702

[1]	Settlement payables of BC Card Co., Ltd., a subsidiary of the Group, of ~~W~~ 1,824,068 million related to credit card transactions are included as at December 31, 2019 (2018: ~~W~~ 1,996,320 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

16.	Borrowings

Details of borrowings as at December 31, 2019 and 2018, are as follows:

Bonds

(In millions of Korean won and foreign currencies in thousands)			December 31, 2019			December 31, 2018
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sept. 07, 2034	6.500%	USD 100,000	~~W~~	115,780	USD 100,000	~~W~~	111,810
MTNP notes	Apr. 22, 2019	—	—		—	USD 350,000		391,335
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		463,120	USD 400,000		447,240
MTNP notes	Aug. 07, 2022	2.625%	USD 400,000		463,120	USD 400,000		447,240
FR notes [2]	Aug. 23, 2020	LIBOR(3M)+0.40%	USD 200,000		231,560	USD 200,000		223,620
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.90%	USD 100,000		115,780	USD 100,000		111,810
FR notes [2]	Nov. 01, 2024	LIBOR(3M)+0.98%	USD 350,000		405,230	—		—
MTNP notes	Jul. 06, 2020	0.310%	JPY 4,000,000		42,539	JPY 4,000,000		40,527
MTNP notes	Jul. 06, 2021	0.380%	JPY 16,000,000		170,155	JPY16,000,000		162,109
MTNP notes	Nov. 13, 2020	0.300%	JPY 30,000,000		319,041	JPY 30,000,000		303,954
MTNP notes	Jul. 19, 2022	0.220%	JPY 29,600,000		314,787	—		—
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		4,254	—		—
The 180-2nd Public bond	Apr. 26, 2021	4.710%	—		380,000	—		380,000
The 181-3rd Public bond	Aug. 26, 2021	4.090%	—		250,000	—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.310%	—		100,000	—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.090%	—		90,000	—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 185-2nd Public bond	Sept. 16, 2020	3.650%	—		300,000	—		300,000
The 186-2nd Public bond	June 26, 2019	—	—		—	—		170,000
The 186-3rd Public bond	June 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	June 26, 2034	3.695%	—		100,000	—		100,000
The 187-2nd Public bond	Sept. 02, 2019	—	—		—	—		220,000
The 187-3rd Public bond	Sept. 02, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sept. 02, 2034	3.546%	—		100,000	—		100,000
The 188-1st Public bond	Jan. 29, 2020	2.259%	—		160,000	—		160,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-1st Public bond	Jan. 28, 2019	—	—		—	—		100,000
The 189-2nd Public bond	Jan. 28, 2021	1.946%	—		130,000	—		130,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4rd Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-1st Public bond	Jan. 29, 2021	2.548%	—		110,000	—		110,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%	—		150,000	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won and foreign currencies in thousands)			December 31, 2019		December 31, 2018
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 191-1th Public bond	Jan, 14, 2022	2.048%	—	220,000	—		—
The 191-2th Public bond	Jan, 15, 2024	2.088%	—	80,000	—		—
The 191-3th Public bond	Jan, 15, 2029	2.160%	—	110,000	—		—
The 191-4th Public bond	Jan, 14, 2039	2.213%	—	90,000	—		—
The 192-1th Public bond	Oct, 11, 2022	1.550%	—	340,000	—		—
The 192-2th Public bond	Oct, 11, 2024	1.578%	—	100,000	—		—
The 192-3th Public bond	Oct, 11, 2029	1.622%	—	50,000	—		—
The 192-4th Public bond	Oct, 11, 2039	1.674%	—	110,000	—		—

Subtotal				7,045,366			6,029,645
Less: Current portion				(1,052,032)			(880,940)
Discount on bonds				(20,780)			(20,056)

Total				5,972,554		~~W~~	5,128,649

[1]

As at December 31, 2019, the Group has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been suspended since 2007.

[2]	The Libor (3M) is approximately 1.908% as at December 31, 2019.

Short-term borrowings

(In millions of Korean won)
Type	Financial institution	Annual interest rates	December 31, 2019		December 31, 2018
Operational	NongHyup Bank	3.600%	~~W~~	15,000	~~W~~	15,000
	Shinhan Bank	3.330%~3.760%		57,500		59,800
	Shinhan Bank, Indonesia	—		—		614
	Korea Development Bank	3.850%		10,000		16,200
	Soohyup Bank	4.200%		1,000		1,000

	Total		~~W~~	83,500	~~W~~	92,614

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			December 31, 2019			December 31, 2018
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.500%	—	~~W~~	3,454	—	~~W~~	3,948
Industrial Bank of Korea	General loans	2.980%	—		6,000	—		—
Shinhan Bank	General loans	2.810%	—		5,000	—		5,000
	Facility loans	3.059%	USD 25,918		30,008	—		30,000
	Vessel facility loans [2]	LIBOR(3M)+0.706%	USD 3,000		3,473	USD 9,000		10,063
Standard Charted Bank	General loans	—	—		—	—		6,000
NongHyup Bank	Facility loans	2.000%	—		79	—		104
	General loans	—	—		—	—		8,000
Korea Development Bank	General loans	3.020%	—		10,000	—		10,000
	General loans	3.310%	—		30,000	—		30,000
NH Investment & Security Co., Ltd.	Commercial papers	—	—		—	—		300,000
Others	Redeemable convertible preferred stock [3]	1.000%	—		950	—		950
	Kookmin Bank and other [2]	LIBOR(3M)+1.850%	USD 87,940		101,816	USD 127,023		142,025

Subtotal				~~W~~	190,780		~~W~~	546,090

Less: Current portion				~~W~~	(50,192)		~~W~~	(394,927)

Total				~~W~~	140,588		~~W~~	151,163

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]	LIBOR(3M) is approximately 1.908% as at December 31, 2019.
[3]	Skylife TV Co., Ltd., a subsidiary of the Group, issued 1,900,000 of redeemable convertible preferred stock with a par value per share of ~~W~~ 500 in 2010.

Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as at December 31, 2019, is as follows:

	Bonds						Borrowings						Total
(in millions of Korean won)	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
2020.01.01~2020.12.31	~~W~~	460,000	~~W~~	593,140	~~W~~	1,053,140	~~W~~	84,968	~~W~~	48,725	~~W~~	133,693	~~W~~	1,186,833
2021.01.01~2021.12.31		1,060,000		170,155		1,230,155		51,518		45,252		96,770		1,326,925
2022.01.01~2022.12.31		560,000		777,907		1,337,907		518		41,320		41,838		1,379,745
2023.01.01~2023.12.31		340,000		115,780		455,780		500		—		500		456,280
Thereafter		1,980,000		988,384		2,968,384		1,480		—		1,480		2,969,864

Total	~~W~~	4,400,000	~~W~~	2,645,366	~~W~~	7,045,366	~~W~~	138,984	~~W~~	135,297	~~W~~	274,281	~~W~~	7,319,647

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

17.	Provisions

Changes in provisions for the years ended December 31, 2019 and 2018, are as follows:

	2019
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	58,760	~~W~~	118,828	~~W~~	97,868	~~W~~	275,456
Increase (transfer)		42,684		6,591		23,748		73,023
Usage		(35,640)		(5,394)		(15,851)		(56,885)
Reversal		(1,563)		(6,736)		(29,134)		(37,433)

Ending balance	~~W~~	64,241	~~W~~	113,289	~~W~~	76,631	~~W~~	254,161

Current	~~W~~	64,241	~~W~~	37,906	~~W~~	73,465	~~W~~	175,612
Non-current		—		75,383		3,166		78,549

	2018
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	18,306	~~W~~	100,216	~~W~~	84,508	~~W~~	203,030
Increase (transfer)		44,593		25,975		26,958		97,526
Usage		(3,002)		(3,181)		(11,780)		(17,963)
Reversal		(1,137)		(4,182)		(1,818)		(7,137)

Ending balance	~~W~~	58,760	~~W~~	118,828	~~W~~	97,868	~~W~~	275,456

Current	~~W~~	14,513	~~W~~	1,736	~~W~~	95,212	~~W~~	111,461
Non-current		44,247		117,092		2,656		163,995

18.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at December 31, 2019 and 2018, are determined as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Present value of defined benefit obligations	~~W~~	2,427,351	~~W~~	2,201,876
Fair value of plan assets		(2,069,710)		(1,643,046)

Liabilities	~~W~~	365,663	~~W~~	561,269

Assets	~~W~~	8,022	~~W~~	2,439

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Changes in the defined benefit obligations for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning	~~W~~	2,201,876	~~W~~	1,911,166
Current service cost		243,598		225,667
Interest expense		47,403		51,691
Benefit paid		(100,663)		(121,372)
Changes due to settlements of plan		910		9,801
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		39		4,600
Actuarial gains and losses arising from changes in financial assumptions		11,773		116,458
Actuarial gains and losses arising from experience adjustments		19,465		(19,919)
Changes in scope of consolidation		2,950		23,784

Ending	~~W~~	2,427,351	~~W~~	2,201,876

Changes in the fair value of plan assets for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning	~~W~~	1,643,046	~~W~~	1,519,779
Interest income		35,386		41,233
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		(2,537)		1,409
Benefits paid		(87,119)		(116,303)
Employer contributions		476,916		179,100
Changes in scope of consolidation		4,018		17,828

Ending	~~W~~	2,069,710	~~W~~	1,643,046

Amounts recognized in the consolidated statement of profit or loss for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Current service cost	~~W~~	243,598	~~W~~	225,667
Net Interest cost		12,017		10,458
Past service cost		910		9,801
Transfer out		(16,215)		(13,881)

Total expenses	~~W~~	240,310	~~W~~	232,045

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Principal actuarial assumptions used are as follows:

	December 31, 2019	December 31, 2018
Discount rate	1.66% ~3.00%	2.20% ~ 3.34%
Future salary increase	1.00% ~ 6.81%	1.39% ~ 7.82%

The sensitivity of the defined benefit obligations as at December 31, 2019, to changes in the principal assumptions is:

(in percentage, in millions of Korean won)	Effect on defined benefit obligation
	Changes in assumption	Increase in assumption		Decrease in assumption
Discount rate	0.5% point	~~W~~	(77,044)	~~W~~	83,574
Salary growth rate	0.5% point		76,010		(70,874)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

The above sensitivity analyses are based on an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

The Group actively monitors how the duration and the expected yield of the investments match the expected cash outflows arising from the pension obligations. Expected contributions to post-employment benefit plans for the year ending December 31, 2020, are ~~W~~ 353,284 million.

The expected maturity analysis of undiscounted pension benefits as at December 31, 2019, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1-2 years		Between 2-5 years		Over 5 years		Total
Pension benefits	~~W~~	241,380	~~W~~	273,477	~~W~~	834,025	~~W~~	3,849,346	~~W~~	5,198,228

The weighted average duration of the defined benefit obligations is 7.0 years.

19.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2019, is ~~W~~ 57,170 million (2018: ~~W~~ 48,210 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

20.	Commitments and Contingencies

As at December 31, 2019, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,637,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	3,454
Collateralized loan on electronic accounts receivable-trade	Shinhan Bank and others	KRW	467,560	29,102
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	3,138
Loans for working capital	Korea Development Bank and others	KRW	254,193	154,693
Facility loans	Shinhan Bank and others	KRW	102,122	79
	Kookmin Bank and others	USD	212,000	87,940
Facility loans on ships	Shinhan Bank	USD	3,000	3,000
Derivatives transaction limit	Korea Development Bank	KRW	100,000	18,458

Total		KRW	2,648,575	208,924
		USD	215,000	90,940

As at December 31, 2019, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW	166,315
		USD	1,200
Guarantee for import letters of credit	Industrial Bank of Korea and others	USD	5,980
Guarantee for payment in foreign currency	KEB Hana Bank and others	USD	59,304
		PLN[1]	13,751
Comprehensive credit line	KEB Hana Bank and others	KRW	40,000
		USD	10,000
Bid guarantee	KEB Hana Bank	USD	400
Bid guarantee	Korea Software Financial Cooperative and others	KRW	42,581
Performance guarantee / Warranty Guarantee		KRW	460,871
Guarantee for advances received/others		KRW	218,267
Warranty guarantee	Seoul Guarantee Insurance	KRW	562
Guarantees for licensing		KRW	6,578
Guarantees for deposits		KRW	3,586
Merchant business guarantee insurance		KRW	169

Total		KRW	938,929
		USD	76,884
		PLN[1]	13,751

[1]	Polish Zloty.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

As at December 31, 2019, guarantees provided by the Group to a third party, are as follows:

(in millions of Korean won)
	Subject to payment guarantees	Creditor	Currency	Limit	Used amount	Period
KT Estate Inc.	Busan Gaya Centreville Buyers	Shinhan Bank	KRW	4,829	4,137	Nov 10, 2017 ~ Oct. 31, 2020
KT Estate Inc.	Daegu Beomeo-Crossroads SeohanIDaum Buyers	Shinhan Bank	KRW	8,028	6,985	Oct. 29, 2017 ~ Nov. 30, 2020
KT Hitel Co., Ltd.	Shinhan Bank	Cash payers	KRW	683	—	Apr 19, 2019 ~ Apr 17, 2020

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at December 31, 2019, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 2,682 million.

For the year ended December 31, 2019, the Group made agreements with the Securitization Specialty Companies (2019: First 5G Forty third to Forty eighth Securitization Specialty Co., Ltd., 2018: Giga LTE Thirty seventh to Forty second Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement the Group will receive asset management fees upon liquidation of securitization specialty company.

As at December 31, 2019, the Group is a defendant in 190 lawsuits with the total claimed amount of ~~W~~ 214,877 million (2018: ~~W~~ 169,246 million). As at December 31, 2019, litigation provisions of ~~W~~ 64,241 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

In December 2013, Asia Broadcast Satellite Holdings Ltd. (“ABS”) filed a request for meditation to the International Chamber of Commerce (“ICC”) for the compensation of damages from the ownership of the satellite Koreasat-3 (“K3”) and the alleged breach of the entrustment control contract related to K3, which was made and entered into with the Controlling Company and its subsidiary, KT Sat Co., Ltd.. At the end of reporting period, the Controlling Company and its subsidiary, KT Sat Co., Ltd., requested to appeal to the U.S. Supreme Court in December 2019 in response to the second U.S. Court of Appeals, but It was finally closed in February 2020 with a dismissal of appeal decision.

According to the financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

At the end of the reporting period, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.50%) and has joint liability with other consortium participants.

At the end of the reporting period, contract amount of property and equipment acquisition agreement made but not yet recognized amounts to ~~W~~ 851,798 million (2018: ~~W~~ 1,474,009 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

21.	Lease

Information on leases when the Group is a lessee is as follows: Information on leases when the Group is a lessor is provided in Note 12.

(i)	Amounts recognized in the consolidated statement of financial position

The consolidated statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	December 31, 2019		January 1, 2019
Right-of-use assets
Property and building	~~W~~	540,787	~~W~~	559,813
Machinery and track facilities		140,296		234,507
Others		107,414		105,463

	~~W~~	788,497	~~W~~	899,783

Investment property (buildings)	~~W~~	50,010	~~W~~	46,666

(in millions of Korean won)	December 31, 2019		January 1, 2019
Lease liabilities[1]
Current	~~W~~	355,833	~~W~~	336,530
Non-current		373,306		470,703

	~~W~~	729,139	~~W~~	807,233

[1]	It included in the line item ‘Other current liabilities and other non-current liabilities’ in the consolidated statement of financial position (refer to Notes 9 and 42).

For the year ended December 31, 2019, right-of-use assets has increased for ~~W~~ 426,965 million and investment property has increased for ~~W~~ 73,119 million for lease contracts. Amounts recognized in the consolidated statements of profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(ii)	Amounts recognized in the consolidated statement of profit or loss

The consolidated statement of profit or loss shows the following amounts relating to leases:

(in millions of Korean won)	2019		2018
Depreciation of right-of-use assets
Property and building	~~W~~	310,202	~~W~~	—
Machinery and track facilities		89,452		—
Others		52,402		—

		452,056		—

Depreciation of Investment Properties		21,809		—
Interest expense relating to lease liabilities		44,799		—
Expense relating to short-term leases		14,718		—
Expense relating to leases of low-value assets that are not short-term leases		26,575		—
Expense relating to variable lease payments not included in lease liabilities		5,993		—

The total cash outflow for leases for December 31, 2019, was ~~W~~ 532,730 million.

(iii)	Finance lease – 2018

The Group’s non-cancellable lease arrangements as at December 31, 2018 is as follows:

Details of finance lease assets as at December 31, 2018 is as follows:

(in millions of Korean won)	December 31, 2018
Acquisition costs	~~W~~	343,055
Less: Accumulated depreciation		(152,244)

Net balance	~~W~~	190,811

As at December 31, 2018, the Group recognized financial lease assets as other property and equipment. The related depreciation amounted to ~~W~~ 63,070 million for the year ended December 31, 2018.

The leased assets from the current date are presented as right-of-use assets in the consolidated statements of financial position. Details of changes in accounting policies are provided in Note 42.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Details of future minimum lease payments as at December 31, 2018 under finance lease contracts are summarized below:

(in millions of Korean won)	December 31, 2018
Total amount of minimum lease payments
Within one year	~~W~~	77,615
From one year to five years		124,498
More than five years		79

Total		202,192

Unrealized interest expense		38,334

Net amount of minimum lease payments
Within one year		59,324
From one year to five years		104,456
More than five years		78

Total	~~W~~	163,858

(iv)	Operating lease – 2018

Details of future minimum lease payments as at December 31, 2018 under operating lease contracts are summarized below:

(in millions of Korean won)	December 31, 2018
Within one year	~~W~~	287,149
From one year to five years		389,057
Thereafter		28,976

Total	~~W~~	705,182

Operating lease expenses incurred for the years ended December 31, 2018 amounted to ~~W~~ 132,225 million.

As of January 1, 2019, the Group recognized right-of-use assets for these leases, except for short-term leases and underlying assets are not low value assets asset leases (Note 42).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

22.	Share Capital

As at December 31, 2019 and 2018, the Group’s number of authorized shares is one billion.

	December 31, 2019					December 31, 2018
	Number of outstanding shares	Par value per share (Korean won)		Ordinary Shares (in millions of Korean won)		Number of outstanding shares	Par value per share (Korean won)		Ordinary Shares (in millions of Korean won)
Ordinary shares [1]	261,111,808	~~W~~	5,000	~~W~~	1,564,499	261,111,808	~~W~~	5,000	~~W~~	1,564,499

[1]	The Group retired 51,787,959 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued.

23.	Retained Earnings

Details of retained earnings as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		6,203,574		5,895,248

Total	~~W~~	11,637,185	~~W~~	11,328,859

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

The provision of research and development of human resources is separately accumulated with tax reserve fund during earned surplus disposal by Tax Reduction and Exemption Control Act of Korea. Reversal of this provision can be paid out as dividends according to related tax law.

24.	Accumulated Other Comprehensive Income and Other Components of Equity

As at December 31, 2019 and 2018, the details of the Controlling Company’s accumulated other comprehensive income are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Changes in investments in associates and joint ventures	~~W~~	1,556	~~W~~	(871)
Loss on derivatives valuation		(7,624)		(30,474)
Gain on valuation of financial assets at fair value through other comprehensive income		211,573		96,704
Exchange differences on translation for foreign operations		(10,571)		(15,201)

Total	~~W~~	194,934	~~W~~	50,158

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Changes in accumulated other comprehensive income for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
	Beginning		Changes in accounting policy		Increase		Reclassifica- tion to gain or loss		Ending
Changes in investments in associates and joint ventures	~~W~~	(871)	~~W~~	—	~~W~~	2,427	~~W~~	—	~~W~~	1,556
Gain or loss on derivatives valuation		(30,474)		—		67,534		(44,684)		(7,624)
Gain on valuation of financial assets at fair value through other comprehensive income		96,704		—		114,869		—		211,573
Exchange differences on translation for foreign operations		(15,201)		—		4,630		—		(10,571)

Total	~~W~~	50,158	~~W~~	—	~~W~~	189,460	~~W~~	(44,684)	~~W~~	194,934

(in millions of Korean won)	2018
	Beginning		Changes in accounting policy		Increase (decrease)		Reclassifica- tion to gain or loss		Ending
Changes in investments in associates and joint ventures	~~W~~	(735)	~~W~~	—	~~W~~	(136)	~~W~~	—	~~W~~	(871)
Gain or loss on derivatives valuation		(3,463)		—		17,268		(44,279)		(30,474)
Gain or loss of valuation on available-for-sale		52,673		17,741		26,290		—		96,704
Exchange differences on translation for foreign operations		(17,490)				2,289		—		(15,201)

Total	~~W~~	30,985	~~W~~	17,741	~~W~~	45,711	~~W~~	(44,279)	~~W~~	50,158

The Group’s other components of equity as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Treasury stock [1]	~~W~~	(825,838)	~~W~~	(830,874)
Gain or loss on disposal of treasury stock [2]		1,229		(12,251)
Share-based payments		7,769		5,956
Others [3]		(353,243)		(343,914)

Total	~~W~~	(1,170,083)	~~W~~	(1,181,083)

[1]	During the year ended December 31, 2019, the Group granted 96,782 treasury shares as share-based payment.
[2]	The amount directly reflected in equity is ~~W~~ 603 million (2018: ~~W~~ 5,410 million) for the year ended December 31, 2019.
[3]	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

As at December 31, 2019 and 2018, the details of treasury stock are as follows:

	December 31, 2019		December 31, 2018
Number of shares (in shares)		15,870,258		15,967,040
Amounts (In millions of Korean won)	~~W~~	825,838	~~W~~	830,874

Treasury stock is expected to be used for the stock compensation for the Group’s directors and employees and other purposes.

25.	Share-Based Payments

Details of share-based payments as at December 31, 2019, are as follows:

(in share)	13th grant

Grant date	August 7, 2019

Grantee	CEOs, inside directors, outside directors, executives

Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance

Fair value per option (in Korean won)	~~W~~ 27,900

Total compensation costs (in Korean won)	~~W~~ 6,398 million

Estimated exercise date (exercise date)	During 2020

Valuation method	Fair value method

Changes in the number of stock options for the years ended December 31, 2019 and 2018, are as follows:

	2019
(in share)	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
12th grant	353,325	—	256,543	96,782	—	—
13th grant	—	372,023	—	—	372,023	—

Total	353,325	372,023	256,543	96,782	372,023	—

	2018
(in share)	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
11th grant	316,949	—	312,181	4,768	—	—
12th grant	—	353,325	—	—	353,325	—

Total	316,949	353,325	312,181	4,768	353,325	—

[1]	The weighted average price of ordinary shares at the time of exercise in 2019 was ~~W~~ 27,482 (2018: ~~W~~ 27,300).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

26.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Group has recognized the following amounts relating to revenue in the statement of profit or loss:

(in millions of Korean won)	2019		2018
Revenue from contracts with customers	~~W~~	24,143,428	~~W~~	23,252,348
Revenue from other sources		198,636		207,795

Total	~~W~~	24,342,064	~~W~~	23,460,143

Operating revenues for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Services	~~W~~	20,445,590	~~W~~	19,931,141
Sales of goods		3,896,474		3,529,002

Total	~~W~~	24,342,064	~~W~~	23,460,143

Revenues from providing services are recognized over time, revenues from sales of goods are recognized at a point, and revenues from agreements for the construction of real estate are recognized over time.

The contract assets and liabilities recognized in relation to the revenues from contracts with customers are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Contract assets [1]	~~W~~	703,078	~~W~~	630,524
Contract liabilities [1]		413,442		365,563
Deferred revenue [2]		92,557		96,198

[1]

The Group recognized contract assets of ~~W~~ 146,037 million and contract liabilities of ~~W~~ 47,832 million for long-term construction contract as at December 31, 2019 (2018: contract assets of ~~W~~ 231,727 million and contract liabilities of ~~W~~ 18,102 million). The Group recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grant is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Incremental cost of contract establishment	~~W~~	1,764,009	~~W~~	1,409,721
Cost of Contract performance		85,234		60,134

The Group recognized ~~W~~ 1,681,039 million of operating expenses in the current reporting period which relates to contract cost assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

In 2019, the recognized revenue arising from carried-forward contract liabilities from prior year is as follows:

(in millions of Korean won)	2019		2018
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	266,478	~~W~~	201,838
Deferred revenue of joining/installment fee		44,032		39,975
Others		—		1,536

Total	~~W~~	310,510	~~W~~	243,349

27.	Construction Commitments

Changes in construction contracts for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
	Beginning		Increase		Gain from construction		Ending
Gwangju (Ssangam) complex residence	~~W~~	1,622	~~W~~	9,838	~~W~~	11,460	~~W~~	—
Daegu (Susung) complex residence		91,402		—		64,440		26,962
Busan (Gaya) apartment		47,998		—		32,022		15,976

(in millions of Korean won)	2018
	Beginning		Increase		Gain from construction		Ending
Gwangju (Ssangam) complex residence	~~W~~	156,364	~~W~~	32,141	~~W~~	186,883	~~W~~	1,622
Daegu (Susung) complex residence		100,442		33,236		42,276		91,402
Busan (Gaya) apartment		79,015		1		31,018		47,998

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Gains or losses from construction in progress as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019
	Cumulative construction revenue		Cumulative construction cost		Cumulative gain or loss from construction		Progress billings		Advance payments
Gwangju (Ssangam) complex residence	~~W~~	405,485	~~W~~	335,980	~~W~~	69,505	~~W~~	405,485	~~W~~	—
Daegu (Susung) complex residence		112,159		75,462		36,697		83,788		—
Busan(Gaya) apartment		70,569		50,717		19,852		51,190		—

(in millions of Korean won)	December 31, 2018
	Cumulative construction revenue		Cumulative construction cost		Cumulative gain or loss from construction		Progress billings		Advance payments
Gwangju (Ssangam) complex residence	~~W~~	394,156	~~W~~	329,171	~~W~~	64,985	~~W~~	271,284	~~W~~	—
Daegu (Susung) complex residence		47,718		33,064		14,654		55,648		7,930
Busan(Gaya) apartment		38,547		28,400		10,147		34,347		—

Contract assets and liabilities recognized for contract work as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019
	Contract assets [1]		Contract liabilities [2]
Gwangju (Ssangam) complex residence	~~W~~	—	~~W~~	—
Daegu (Susung) complex residence		28,371		—
Busan (Gaya) apartment		19,378		—

(in millions of Korean won)	December 31, 2018
	Contract assets [1]		Contract liabilities [2]
Gwangju (Ssangam) complex residence	~~W~~	122,872	~~W~~	—
Daegu (Susung) complex residence		—		7,930
Busan (Gaya) apartment		4,200		—

[1]	Contract assets are recognized as other receivables in the consolidated statements of financial position.
[2]	Contract liability are recognized as advance payments in the consolidated statements of financial position.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

28.	Operating Expenses

Operating expenses for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Salaries and wages	~~W~~	3,974,233	~~W~~	3,845,842
Depreciation		2,530,252		2,674,205
Depreciation of right-of-use asset		452,057		—
Amortization		656,611		607,527
Commissions		1,115,477		1,080,168
Interconnection charges		534,025		579,613
International interconnection fee		240,254		226,627
Purchase of inventories		4,718,277		4,224,346
Changes of inventories		18,500		(242,859)
Sales commission		2,315,731		1,942,841
Service cost		1,610,261		1,540,869
Utilities		332,816		323,411
Taxes and dues		276,815		285,131
Rent		193,357		460,377
Insurance premium		82,404		73,654
Installation fee		155,178		143,669
Advertising expenses		150,166		157,675
Research and development expenses		165,028		176,758
Card service cost		3,066,766		3,112,618
Others		602,791		986,149

Total	~~W~~	23,190,999	~~W~~	22,198,621

Details of employee benefits for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Short-term employee benefits	~~W~~	3,663,337	~~W~~	3,505,214
Post-employment benefits (defined benefit)		240,310		232,045
Post-employment benefits (defined contribution)		57,170		48,210
Share-based payment		6,398		8,439
Others		7,018		51,934

Total	~~W~~	3,974,233	~~W~~	3,845,842

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

29.	Other Income and Other Expenses

Other income for the years ended December 31, 2019 and 2018, consists of:

(in millions of Korean won)	2019		2018
Gains on disposal of property and equipment and investment properties	~~W~~	21,949	~~W~~	41,340
Gains on disposal of intangible assets		7,213		9,571
Gain on disposal of right-of-use assets		4,651		—
Compensation on property and equipment		117,873		101,163
Gains on government subsidies		19,722		18,037
Gain on disposal of investments in associates		23,218		3,744
Others		64,805		42,143

Total	~~W~~	259,431	~~W~~	215,998

Other expenses for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Loss on disposal of property and equipment	~~W~~	71,233	~~W~~	95,657
Loss on disposal of intangible assets		5,965		5,315
Loss on disposal of right-of-use assets		2,798		—
Loss on disposal of investments in associates		23,248		7
Impairment loss on assets held for sale		7,586		—
Impairment loss on property and equipment		43,260		15,904
Impairment loss on intangible asset		61,899		12,997
Donation		98,659		58,336
Other allowance for bad debts		26,372		21,123
Others		88,960		110,556

Total	~~W~~	429,980	~~W~~	319,895

30.	Finance Income and Costs

Details of finance income for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Interest income	~~W~~	282,704	~~W~~	244,796
Gain on foreign currency transactions		24,596		17,175
Gain on foreign currency translation		17,979		3,691
Gain on settlement of derivatives		9,016		27,950
Gain on valuation of derivatives		77,353		66,305
Others		12,747		14,326

Total	~~W~~	424,395	~~W~~	374,243

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Details of finance costs for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Interest expenses	~~W~~	268,225	~~W~~	296,873
Loss on foreign currency transactions		30,267		49,156
Loss on foreign currency translation		93,977		72,642
Loss on settlement of derivatives		20		—
Loss on valuation of derivatives		15,867		2,045
Loss on disposal of trade receivables		11,298		13,818
Others		2,277		1,125

Total	~~W~~	421,931	~~W~~	435,659

31.	Deferred Income Tax and Income Tax Expense

The analysis of deferred tax assets and deferred tax liabilities as at December 31, 2019 and 2018, is as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Deferred tax assets
Deferred tax assets to be recovered within 12 months	~~W~~	404,516	~~W~~	406,962
Deferred tax assets to be recovered after more than 12 months		1,615,524		1,347,985

Deferred tax assets before offsetting		2,020,040		1,754,947

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(538,578)		(415,097)
Deferred tax liability to be recovered after more than 12 months		(1,495,759)		(1,102,682)

Deferred tax liabilities before offsetting		(2,034,337)		(1,517,779)

Deferred tax assets after offsetting	~~W~~	411,171	~~W~~	443,641

Deferred tax liabilities after offsetting	~~W~~	425,468	~~W~~	206,473

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The gross movements on the deferred income tax account for the years ended December 31, 2019 and 2018, are calculated as follows:

(in millions of Korean won)	2019		2018
Beginning	~~W~~	237,168	~~W~~	575,062
Changes in accounting policy		—		(374,968)
Credited to the statement of profit or loss		(189,796)		959
Charged to other comprehensive income		(61,669)		36,115

Ending	~~W~~	(14,297)	~~W~~	237,168

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(in millions of Korean won)	2019
	Beginning		Changes in accounting policy		Statement of profit or loss		Other comprehen- sive income		Ending
Deferred tax liabilities
Derivative instruments	~~W~~	—	~~W~~	—	~~W~~	(10,250)	~~W~~	(648)	~~W~~	(10,898)
Investment in subsidiaries, associates, and joint ventures		(93,604)		—		(14,622)		35		(108,191)
Depreciation		(424)		—		(11,182)		—		(11,606)
Advanced depreciation provision		(313,184)		—		63		—		(313,121)
Deposits for severance benefits		(398,982)		—		(99,126)		1,255		(496,853)
Accrued income		(1,558)		—		17		—		(1,541)
Reserve for technology and human resource development		(204)		—		—		—		(204)
Prepaid expenses		(369,916)		—		(40,947)		—		(410,863)
Contract assets		(11,505)		—		(42,245)		—		(53,750)
Financial assets at fair value through profit or loss		(661)		—		338		—		(323)
Financial assets at fair value through other comprehensive income		(41,798)		—		(3,556)		(58,483)		(103,837)
Others		(285,943)		—		(237,037)		(170)		(523,150)

Total	~~W~~	(1,517,779)	~~W~~	—	~~W~~	(458,547)	~~W~~	(58,011)	~~W~~	(2,034,337)

Deferred tax assets
Derivative instruments	~~W~~	8,341	~~W~~	—	~~W~~	(850)	~~W~~	(7,491)	~~W~~	—
Provision for impairment or trade receivables		99,887		—		(15,816)		—		84,071
Inventory valuation		121		—		(98)		—		23
Contribution for construction		16,800		—		(646)		—		16,154
Accrued expenses		127,897		—		32,539		—		160,436
Provisions		36,178		—		(3,354)		—		32,824
Property and equipment		230,278		—		(1,623)		—		228,655
Defined benefit liabilities		513,842		—		48,847		6,782		569,471
Withholding of facilities expenses		6,609		—		(426)		—		6,183
Deduction of installment receivables		42		—		6		—		48
Assets retirement obligation		24,532		—		4,484		—		29,016
Gain or loss foreign currency translation		10,672		—		10,005		—		20,677
Deferred revenue		39,641		—		(3,841)		—		35,800
Others		537,209		—		174,177		(2,949)		708,437

Total	~~W~~	1,652,049	~~W~~	—	~~W~~	243,404	~~W~~	(3,658)	~~W~~	1,891,795

Temporary difference, net		134,270		—		(215,143)		(61,669)		(142,542)
Tax credit carryforwards		102,898		—		25,347		—		128,245

Total net balance	~~W~~	237,168	~~W~~	—	~~W~~	(189,796)	~~W~~	(61,669)	~~W~~	(14,297)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(in millions of Korean won)	2018
	Beginning		Changes in accounting policy		Statement of profit or loss		Other comprehen- sive income		Ending
Deferred tax liabilities
Available-for-sale financial assets	~~W~~	(30,520)	~~W~~	30,520	~~W~~	—	~~W~~	—	~~W~~	—
Investment in subsidiaries, associates, and joint ventures		(96,650)		—		2,867		179		(93,604)
Depreciation		—		—		(424)		—		(424)
Advanced depreciation provision		(248,592)		—		(64,592)		—		(313,184)
Deposits for severance benefits		(387,856)		—		(11,126)		—		(398,982)
Accrued income		(2,150)		—		592		—		(1,558)
Reserve for technology and human resource development		(314)		—		110		—		(204)
Prepaid expenses		—		(352,139)		(17,777)		—		(369,916)
Contract assets		—		(23,663)		12,158		—		(11,505)
Financial assets at fair value through profit or loss		—		(30,856)		30,195		—		(661)
Financial assets at fair value through other comprehensive income		—		(8,587)		(17,638)		(15,573)		(41,798)
Others		(108,749)		—		(177,194)		—		(285,943)

Total	~~W~~	(874,831)	~~W~~	(384,725)	~~W~~	(242,829)	~~W~~	(15,394)	~~W~~	(1,517,779)

Deferred tax assets
Derivative instruments	~~W~~	24,724	~~W~~	—	~~W~~	(26,128)	~~W~~	9,745	~~W~~	8,341
Provision for impairment or trade receivables		121,656		(9,096)		(12,673)		—		99,887
Inventory valuation		—		—		121		—		121
Contribution for construction		18,271		—		(1,471)		—		16,800
Unsettled expenses		106,168		—		21,729		—		127,897
Provisions		24,079		—		12,099		—		36,178
Property and equipment		232,074		—		(1,796)		—		230,278
Defined benefit liabilities		467,049		—		3,980		42,813		513,842
Withholding of facilities expenses		7,382		—		(773)		—		6,609
Deduction of installment receivables		—		—		42		—		42
Assets retirement obligation		20,836		—		3,696		—		24,532
Gain or loss foreign currency translation		143		—		10,529		—		10,672
Deferred revenue		26,334		15,809		(2,502)		—		39,641
Tax loss carryforward		2,699		—		1,364		—		4,063
Trade receivables		—		2,890		(1,293)		—		1,597
Others		247,702		154		284,742		(1,049)		531,549

Total	~~W~~	1,299,117	~~W~~	9,757	~~W~~	291,666	~~W~~	51,509	~~W~~	1,652,049

Temporary difference, net		424,286		(374,968)		48,837		36,115		134,270
Tax credit carryforwards		150,776		—		(47,878)		—		102,898

Total net balance	~~W~~	575,062	~~W~~	(374,968)	~~W~~	959	~~W~~	36,115	~~W~~	237,168

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The tax impacts recognized directly to equity as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019						December 31, 2018
	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Gain on valuation of financial assets at fair value through other comprehensive income	~~W~~	225,635	~~W~~	(58,483)	~~W~~	167,152	~~W~~	59,384	~~W~~	(15,573)	~~W~~	43,811
Gain (loss) on valuation of hedge instruments		31,003		(8,139)		22,864		(36,756)		9,745		(27,011)
Remeasurements of net defined benefit liabilities		(33,814)		8,037		(25,777)		(116,324)		42,813		(73,511)
Share of gain (loss) of associates and joint ventures, and others		4,493		(1,327)		3,166		(1,036)		179		(857)
Exchange differences on translation for foreign operations		6,692		(1,759)		4,933		3,989		(1,049)		2,940

Total	~~W~~	234,009	~~W~~	(61,671)	~~W~~	172,338	~~W~~	(90,743)	~~W~~	36,115	~~W~~	(54,628)

Details of income tax expense for the years ended December 31, 2019 and 2018, are calculated as follows:

(in millions of Korean won)	2019		2018
Current income tax expenses	~~W~~	120,534	~~W~~	329,396
Impact of change in temporary difference		189,795		(959)

Income tax expense	~~W~~	310,329	~~W~~	328,437

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

(in millions of Korean won)	2019		2018
Profit before income tax	~~W~~	979,676	~~W~~	1,090,742

Expected tax expense at statutory tax rate	~~W~~	259,049	~~W~~	289,592
Tax effect:
Income not taxable for tax purposes		(1,265)		(85,322)
Expenses not deductible for tax purposes		19,543		18,126
Tax credit and deductions		(39,190)		(20,319)
Others		72,192		126,360

Income tax expense	~~W~~	310,329	~~W~~	328,437

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

32.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the years ended December 31, 2019 and 2018, is calculated as follows:

	2019		2018
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	619,182	~~W~~	688,464
Weighted average number of ordinary shares outstanding (in number of shares)		245,171,283		245,049,466
Basic earnings per share (in Korean won)	~~W~~	2,526	~~W~~	2,809

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares from convertible redeemable preferred stocks, convertible bond and other share-based payments.

Diluted earnings per share from operations for the years ended December 31, 2019 and 2018, is calculated as follows:

	2019		2018
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	619,182	~~W~~	688,464
Adjusted net income attributable to ordinary shares (in millions of Korean won)		(157)		—
Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	619,025	~~W~~	688,464
Number of dilutive potential ordinary shares outstanding (in number of shares)		70,267		1,163
Weighted average number of ordinary shares outstanding (in number of shares)		245,241,550		245,050,629
Diluted earnings per share (in Korean won)	~~W~~	2,524	~~W~~	2,809

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

33.	Dividend

The dividends paid by the Group in 2019 were ~~W~~ 269,659 million (~~W~~ 1,100 per share). The dividends paid by the Group in 2018 were ~~W~~ 245,097 million (~~W~~ 1,000 per share). A dividend in respect of the year ended December 31, 2019, of  ~~W~~ 1,100 per share, amounting to a total dividend of ~~W~~ 269,766 million, is to be proposed at the shareholders’ meeting on March 30, 2020.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

34.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
1. Profit for the year	~~W~~	669,347	~~W~~	762,305
2. Adjustments for:
Income tax expense		310,329		328,437
Interest income [1]		(303,722)		(265,817)
Interest expense [1]		268,773		296,894
Dividends income		(3,408)		(2,910)
Depreciation		2,567,754		2,735,413
Amortization of intangible assets		660,705		629,526
Depreciation of right-of-use assets		452,056		—
Provisions for severance benefits (defined benefits)		256,525		245,926
Impairment losses on trade receivables		60,193		113,064
Share of net profit or loss of associates and joint ventures		3,252		5,912
Loss (gain) on disposal of associates and joint ventures		30		(3,737)
Impairment losses on current assets held for sale		7,586		—
Loss on disposal of property and equipment, and investment in properties		49,284		68,688
Impairment loss on property and equipment, and investment in properties		43,260		15,904
Gain on disposal of right-of-use assets		(1,853)		—
Gain on disposal of intangible assets		(1,248)		(4,256)
Impairment loss on intangible assets		61,899		12,997
Loss on foreign currency translation		75,998		68,952
Gain on valuation of derivatives, net		(70,482)		(92,210)
Gain on disposal of financial assets at fair value through profit or loss		(5,115)		(1,712)
Gain on valuation of financial assets at fair value through profit or loss		(4,335)		(10,768)
Loss (Gain) on disposal of financial assets at amortized cost		43		(44)
Others		91,588		(68,376)
3. Changes in operating assets and liabilities
Increase in trade receivables		(433,292)		(81,217)
Decrease in other receivables		193		257,759
Decrease (Increase) in other current assets		984		(123,258)
Decrease (increase) in other non-current assets		(178,180)		19,556
Increase in inventories		(23,968)		(274,209)
Increase (decrease) in trade payables		44,354		(167,841)
Decrease in other payables		(102,375)		(448,301)
Increase in other current liabilities		49,804		291,548
Increase (decrease) in other non-current Liabilities		18,824		(17,220)
Increase (decrease) in provisions		(12,164)		79,526
Increase in deferred revenue		641		48,201
Increase in plan assets		(375,499)		(53,301)
Payment of severance benefits		(119,716)		(153,209)

4. Cash generated from operations (1+2+3)	~~W~~	4,058,065	~~W~~	4,212,222

[1]

BC Card Co., Ltd. and other subsidiaries of the Group recognized interest income and expenses as operating income and expenses, respectively. Related interest income recognized as operating revenue is ~~W~~ 21,018 million (2018: ~~W~~ 21,021 million) and related interest expense recognized as operating expense is ~~W~~ 548 million (2018: ~~W~~ 21 million) for the year ended December 31, 2019.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The Group made agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 20). Cash flows from the disposals are presented in cash generated from operations.

Significant transactions not affecting cash flows for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Reclassification of the current portion of borrowings	~~W~~	1,030,056	~~W~~	1,149,599
Reclassification of construction-in-progress to property and equipment		2,698,146		1,988,014
Reclassification of accounts payable from property and equipment		685,859		122,185
Reclassification of accounts payable from intangible assets		(356,911)		584,595
Reclassification of payable from defined benefit liability		(19,053)		(31,838)
Reclassification of payable from plan assets		(14,298)		(9,497)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

35.	Changes in Liabilities Arising from Financing Activities

Changes in liabilities arising from financing activities, Liabilities related to cashflow to be classified as future financing activities, for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
	Beginning		Cash flows		Non-cash										Ending
					Changes in Accounting policy		Newly acquired		Exchange difference		Fair value change		Others
Borrowing	~~W~~	6,648,294	~~W~~	574,175	~~W~~	—	~~W~~	—	~~W~~	64,398	~~W~~	—	~~W~~	12,000	~~W~~	7,298,867
Financial lease liabilities		163,858		(485,444)		807,233		256,871		—		—		(13,379)		729,139
Derivative liabilities		65,067		(9,734)		—		—		(4,234)		(20,058)		(10,945)		20,096
Derivative assets		(29,843)		33,635		—		—		(53,729)		(11,398)		2,759		(58,576)

Total	~~W~~	6,847,376	~~W~~	112,632	~~W~~	807,233	~~W~~	256,871	~~W~~	6,435	~~W~~	(31,456)	~~W~~	(9,565)	~~W~~	7,989,526

(in millions of Korean won)	2018
	Beginning		Cash flows		Non-cash										Ending
					Newly acquired		Exchange difference		Fair value change		Scope changes		Others
Borrowing	~~W~~	6,683,662	~~W~~	(139,715)	~~W~~	3,000	~~W~~	70,095	~~W~~	—	~~W~~	15,000	~~W~~	16,252	~~W~~	6,648,294
Financial lease liabilities		176,878		(73,885)		61,187		—		—		—		(322)		163,858
Derivative liabilities		98,820		(14,587)		—		(37,344)		35,809		—		(17,631)		65,067
Derivative assets		(7,389)		11,126		—		(22,474)		(3,419)		—		(7,687)		(29,843)

Total	~~W~~	6,951,971	~~W~~	(217,061)	~~W~~	64,187	~~W~~	10,277	~~W~~	32,390	~~W~~	15,000	~~W~~	(9,388)	~~W~~	6,847,376

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

36.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others

Finance	Credit card business and others

Satellite TV	Satellite TV business

Others	IT, facility security and global business, and others

Details of each segment for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
	Operating revenues		Operating income		Depreciation and amortization
ICT	~~W~~	18,204,751	~~W~~	739,222	~~W~~	3,238,587
Finance		3,556,776		157,843		26,741
Satellite TV		694,637		69,357		94,992
Others		5,770,659		202,824		358,405

		28,226,823		1,169,246		3,718,725
Elimination		(3,884,759)		(18,181)		(79,805)

Consolidated amount	~~W~~	24,342,064	~~W~~	1,151,065	~~W~~	3,638,920

(in millions of Korean won)	2018
	Operating revenues		Operating income		Depreciation and amortization
ICT[1]	~~W~~	17,356,537	~~W~~	951,624	~~W~~	2,917,163
Finance		3,560,417		145,463		22,504
Satellite TV		690,821		66,735		98,310
Others		5,588,611		150,008		236,791

		27,196,386		1,313,830		3,274,768
Elimination		(3,736,243)		(52,308)		6,964

Consolidated amount	~~W~~	23,460,143	~~W~~	1,261,522	~~W~~	3,281,732

[1]	Due to the segment restructuring, the prior year segment reporting has been reclassified to reflect the current year changes and for comparability purposes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Operating revenues for the years ended December 31, 2019 and 2018, and non-current assets as at December 31, 2019 and 2018, by geographical regions, are as follows:

(in millions of Korean won)	Operating revenues				Non-current assets [1]
Location	2019		2018		December 31, 2019		December 31, 2018
Domestic	~~W~~	24,274,943	~~W~~	23,400,311	~~W~~	18,718,584	~~W~~	17,426,879
Overseas		67,121		59,832		76,679		139,585

Total	~~W~~	24,342,064	~~W~~	23,460,143	~~W~~	18,795,263	~~W~~	17,566,464

[1]	It includes property and equipment, intangible assets, investment properties and right-of-use assets.

37.	Related Party Transactions

The list of related party of the Group as at December 31, 2019, is as follows:

Relationship	Name of Entity
Associates and joint ventures	Korea Information & Technology Investment Fund, K- Realty CR-REITs 1, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., KD Living, Inc., Oscar Ent. Co., Ltd., KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank, Inc., ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea electronic Vehicle charging service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC future investment fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co.,Ltd., Alliance Internet Corp., Little big pictures., Virtual Realm Sendirian Berhad, KT Philippines co. Ltd., KT-Smart Factory Investment Fund
Others [1]	KT ENGCORE Co., Ltd., KHS Co., Ltd.

[1]

Although the entity is not the related party of the Group in accordance with Korean IFRS 1024, the entity belongs to the Large Enterprise Group to which the Group also belongs in accordance with the Monopoly Regulation and Fair Trade Act.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Outstanding balances of receivables and payables in relations to transactions with related parties as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)		December 31, 2019
		Receivables						Payables
		Trade receivables		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K-REALTY CR REIT 1	~~W~~	608	~~W~~	23,100	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	57,907
	K Bank, Inc.		583		13,664		—		—		557		—
	Others		434		1,177		—		—		711		—
Others	KT ENGCORE Co., Ltd.		4,497		9,517		—		1,169		148,503		74
	KHS Corporation		—		—		—		—		1		—
	K- Realty CR-REITs No.10		—		—		—		—		2		—

	Total	~~W~~	6,122	~~W~~	47,458	~~W~~	—	~~W~~	1,169	~~W~~	149,773	~~W~~	57,981

(in millions of Korean won)		December 31, 2018
		Receivables				Payables
		Trade receivables		Other receivables		Trade payables		Other payables
Associates and joint ventures	K-REALTY CR REIT 1	~~W~~	674	~~W~~	30,910	~~W~~	—	~~W~~	—
	K Bank, Inc.		627		12,435		—		296
	Others		777		1,225		4		1,116
Others	KT ENGCORE Co., Ltd.		2,436		7,733		1,207		109,662

	Total	~~W~~	4,514	~~W~~	52,303	~~W~~	1,211	~~W~~	111,074

Significant transactions with related parties for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)		2019
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others [1]
Associates and joint ventures	K-REALTY CR REIT No.1	~~W~~	1,302	~~W~~	—	~~W~~	—	~~W~~	—
	K Bank, Inc.		17,815		—		8,524		—
	Others		1,380		118		10,531		—
Others	KT ENGCORE Co., Ltd.		10,291		10		92,560		224,694
	KHS Co., Ltd.		88		—		14,632		—
	K-REALTY CR-REIT 10 [2]		2,801		—		—		—

	Total	~~W~~	33,677	~~W~~	128	~~W~~	126,247	~~W~~	224,694

[1]	The amounts include acquisition of property and equipment and others.
[2]	The transaction detail prior to current year liquidation.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(in millions of Korean won)		2019
		Sales				Purchases
		Acquisition of lease receivables		Acquisition of right-of- use assets		Finance income		Finance costs
Associates and joint ventures	K-REALTY CR REIT No.1	~~W~~	—	~~W~~	776	~~W~~	—	~~W~~	2,225
	K Bank, Inc.		—		—		—		—
	Others		—		—		—		—
Others	KT ENGCORE Co., Ltd.		—		131		4		2
	KHS Co., Ltd.		—		—		—		—
	K-REALTY CR-REIT 10		—		—		—		—

	Total	~~W~~	—	~~W~~	907	~~W~~	4	~~W~~	2,227

(in millions of Korean won)		2018
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others [1]
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	2,088	~~W~~	—	~~W~~	31,984	~~W~~	—
	MOS GS Co., Ltd.		493		—		11,234		789
	MOS Daegu Co., Ltd.		229		—		8,475		300
	MOS Chungcheong Co., Ltd.		540		—		8,795		364
	MOS Gangnam Co., Ltd.		333		—		11,005		544
	MOS GB Co., Ltd.		1,378		—		16,101		418
	MOS BS Co., Ltd.		324		—		10,601		592
	MOS Honam Co., Ltd.		331		—		9,901		598
	K Bank, Inc.		15,705		—		7,004		—
	NgeneBio		3		—		—		—
	Others		2,777		111		9,542		5
Others	KT ENGCORE Co., Ltd.		4,224		4		112,063		174,210

	Total	~~W~~	28,425	~~W~~	115	~~W~~	236,705	~~W~~	177,820

[1]	The amounts include acquisition of property and equipment and others.

Key management compensation for the years ended December 31, 2019 and 2018, consists of:

(in millions of Korean won)	2019		2018
Salaries and other short-term benefits	~~W~~	2,955	~~W~~	2,762
Post-employment benefits		321		751
Stock-based compensation		891		878

Total	~~W~~	4,167	~~W~~	4,391

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Fund transactions with related parties for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
	Borrowing transactions[1]				Equity contributions in cash		Dividend income
	Borrowing[2]		Repayment
Associates and joint ventures
KT-IBKC Future Investment Fund 1	~~W~~	—	~~W~~	—	~~W~~	3,750	~~W~~	—
KT Philippines co. Ltd.		—		—		99		—
Virtua Realm Sendirian Berhad		—		—		550		—
K- REALTY CR REIT 1		—		30,385		—		10,928
K Bank, Inc		—		—		21,782		—
KIF Investment Fund		—		—		—		4,280
Daiwon Broadcasting Co., Ltd.		—		—		—		77
JB Emerging Market Specialty Investment Private Equity Trust No.1		—		—		—		69
Gyeonggi-KT Yoojin Superman Fund		—		—		1,000		—
KT-CKP New Media Investment Fund		—		—		(174)		—
KT-DSC creative economy youth start-up investment fund		—		—		(1,800)		—
KT-Smart Factory Investment Fund		—		—		2,800		—
KT-SB Venture Investment Fund		—		—		(2,404)		—
Others
KT ENGCORE Co., Ltd.		—		129		—		—

Total	~~W~~	—	~~W~~	30,514	~~W~~	25,603	~~W~~	15,354

[1]	Borrowing transactions include lease transactions
[2]	With the application of Korean IFRS 1116, initial direct costs were not included in the right-of-use asset at the time of transition on January 1, 2019.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(in millions of Korean won)	2018
	Equity contributions in cash		Dividend income
Associates and joint ventures
PHI Healthcare Inc. (HooH Healthcare Inc.)	~~W~~	1,000	~~W~~	—
KT-CKP New Media Investment Fund		(1,229)		—
PT. Mitra Transaksi Indonesia		1,567		—
Gyeonggi-KT Yoojin Superman Fund		1,000		—
KT-DSC creative economy youth start-up investment fund		(1,800)		—
KT-IBKC future investment fund 1		(1,050)		—
Korea Electronic Vehicle Charging Service		168		—
K Bank, Inc.		26,725		—
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company		(3,423)		—
JB Emerging Market Specialty Investment Private Equity Trust No.1		3,960		202
K-REALTY CR REIT 1		—		8,932
Korea Information & Technology Investment Fund		—		1,842
MOS GS Co., Ltd.		(147)		8
MOS Daegu Co., Ltd.		(147)		8
MOS Chungcheong Co., Ltd.		(153)		8
MOS Gangnam Co., Ltd.		(180)		10
MOS GB Co., Ltd.		(203)		12
MOS BS Co., Ltd.		(183)		10
MOS Honam Co., Ltd.		(206)		10
Daiwon Broadcasting Co., Ltd.		—		85
Boston Global Film & Contents Fund L.P.		(986)		—
Gyeonggi-KT Green Growth Fund		—		19

Total	~~W~~	24,713	~~W~~	11,146

38.	Financial Risk Management

(1)	Financial Risk Factors

The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures such as cash flow risk.

The Group’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various finance market conditions to estimate the effect from the market changes.

1)	Market risk

The Group’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Group’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(i)	Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Group is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Group does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

(ii)	Foreign exchange risk

The Group is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Group’s cash flows. Foreign exchange risk (i.e, foreign currency translation of overseas operating assets and liabilities) unaffecting the Group’s cash flows is not hedged but can be hedged at a particular situation.

As at December 31, 2019 and 2018, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax[1]	Equity
2019.12.31	+ 10%	~~W~~ (51,581)	~~W~~	(44,638)
	- 10%	51,581		44,638
2018.12.31	+ 10%	~~W~~ (2,350)	~~W~~	633
	- 10%	(2,851)		(62)

[1]	Computed with considering derivatives hedging effect applied by the Group to hedge foreign exchange risk of liabilities in foreign currencies

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor management’s decision to decrease the risk.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Details of financial assets and liabilities in foreign currencies as at December 31, 2019 and 2018, are as follows:

(in thousands of foreign currencies)	December 31, 2019				December 31, 2018
	Financial assets		Financial liabilities		Financial assets		Financial liabilities
USD	~~W~~	209,163	~~W~~	2,551,289	~~W~~	279,327	~~W~~	1,893,782
SDR		255		729		267		730
JPY		24,930		80,000,000		66,078		50,000,000
GBP		—		56		—		256
EUR		1		6		2		6
DZD		—		—		618		—
CNY		2,438,626		14,137		16,315		271
UZS		—		—		121,053		—
RWF		706		—		857		—
THB		6,143		3,079		1,685		1,685
IDR		10,657,194		2,034,151		64,240,286		41,510,330
MMK		84		—		84		—
TZS		6,919		—		—		2,876
BWP		911		—		897		—
HKD		—		268		—		—
BDT		18,897		—		39,494		—
PLN		—		—		26		—
VND		271,563		—		467,272		—
XAF		97,411		—		666		—

(iii)	Price risk

As at December 31, 2019 and 2018, the Group is exposed to equity securities price risk because the securities held by the Group are traded in active markets. If the market prices had increased /decreased by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Income before tax	Equity
2019.12.31	+ 10%	~~W~~ 23	~~W~~	697
	- 10%	(23)		(697)
2018.12.31	+ 10%	~~W~~ 12	~~W~~	898
	- 10%	(12)		(898)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The above analysis is based on the assumption that the equity index had increased/decreased by 10% with all other variables held constant and all the Group’s marketable equity instruments had moved according to the historical correlation with the index. Gain or loss on equity securities classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income can increase or decrease equity.

(iv)	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from liabilities in foreign currency such as foreign currency debentures. Debentures in foreign currency issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by swap transactions. Debentures and borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group sets the policy and operates to minimize the uncertainty of the changes in interest rates and financial costs.

As at December 31, 2019 and 2018, if the market interest rate had increased/decreased by 100bp with other variables held constant, the effects on profit before income tax and equity would be as follows:

(in millions of Korean won)	Fluctuation of interest rate	Income before tax	Equity
2019.12.31	+ 100 bp	~~W~~425	~~W~~14,764
	- 100 bp	(482)	(19,280)
2018.12.31	+ 100 bp	~~W~~1,059	~~W~~9,689
	- 100 bp	(1,958)	(10,237)

The above analysis is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor management’s decision to decrease the risk.

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s trade receivables from customers, debt securities and others.

•	Risk management

Credit risk is managed on the Group basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Group considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only the financial institutions with strong credit ratings are accepted.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The Group’s investments in debt instruments are considered to be low risk investments. The credit ratings of the investments are monitored for credit deterioration.

•	Security

For some trade receivables, the Group may obtain security in the form of guarantees or letters of credit, etc. which can be called upon if the counterparty is in default under the terms of the agreement.

•	Impairment of financial assets

The Group has four types of financial assets that are subject to the expected credit loss model:

•	trade receivables for sales of goods and provision of services,

•	contract assets relating to provision of services,

•	debt investments carried at fair value through other comprehensive income, and

•	other financial assets carried at amortized cost.

While cash equivalents are also subject to the impairment requirement, the identified impairment loss was immaterial.

The maximum exposure to credit risk of the Group’s financial instruments without considering value of collaterals as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Cash and cash equivalents (except for cash on hand)	~~W~~	2,226,608	~~W~~	2,284,885
Trade and other receivables
Financial assets at amortized costs		5,831,976		5,553,068
Financial assets at fair value through other comprehensive income		1,256,266		1,097,348
Contract assets		557,041		398,797
Other financial assets
Derivatives financial assets for hedging		58,576		29,843
Financial assets at fair value through profit or loss		541,657		714,653
Financial assets at fair value through other comprehensive income		7,086		6,909
Financial assets at amortized costs		441,804		484,272
Financial guarantee contracts [1]		19,422		65,760

Total	~~W~~	10,940,436	~~W~~	10,635,535

[1]	It is total amount guaranteed by the Group according to the guarantee contracts.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(i)	Trade and other receivables and contract assets

The Group applies a simplified method of recognizing the expected loss over its lifetime as a loss allowance for trade receivables and other receivables and contact assets.

The Group measures the expected credit loss by considering the future irrecoverability rate of the remaining balance of trade receivables and other receivables at the end of the reporting period. Each trade receivables and other receivables are classified considering the credit risk characteristics and overdue periods in order to measure expected credit loss. The expected credit loss rate calculation is based on historical payment and credit loss information in relation to revenue for 36 months period up to December 31, 2019.

(ii)	Cash equivalents (except for cash on hand)

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

(iii)	Other financial assets at amortized costs

Other financial assets at amortized cost include time deposits, other long-term financial instruments and others. All of the financial assets at amortized costs are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Management consider ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

(iv)	Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income include available-for-sale recognized in the prior financial year.

All of the debt investments at fair value through other comprehensive income are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Management consider ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through other comprehensive income. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

(v)	Financial assets at fair value through profit or loss

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3)	Liquidity risk

The Group manages its liquidity risk by liquidity strategy and plans. The Group considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyzes the Group’s liabilities (including interest expenses) into relevant maturity groups based on the remaining period at the date of the end of each reporting period to the contractual maturity date. These amounts are contractual undiscounted cash flows and can differ from the amount in the financial statements.

	December 31, 2019
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	8,149,445	~~W~~	805,241	~~W~~	370,044	~~W~~	9,324,730
Borrowings (including debentures)		1,304,936		4,417,639		2,493,637		8,216,212
Lease liabilities		356,797		378,258		49,730		784,785
Other non-derivative financial liabilities		1,749		175,764		18,962		196,475
Financial guarantee contracts [1]		19,422		—		—		19,422

Total	~~W~~	9,832,349	~~W~~	5,776,902	~~W~~	2,932,373	~~W~~	18,541,624

	December 31, 2018
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	7,287,436	~~W~~	1,173,579	~~W~~	492,429	~~W~~	8,953,444
Borrowings (including debentures)		1,507,232		3,669,060		2,378,272		7,554,564
Other non-derivative financial liabilities		6,123		37,358		132,152		175,633
Financial guarantee contracts [1]		52,734		13,026		—		65,760

Total	~~W~~	8,853,525	~~W~~	4,893,023	~~W~~	3,002,853	~~W~~	16,749,401

[1]

It is total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the financial statements.

	December 31, 2019
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflows	~~W~~	650,497	~~W~~	1,602,513	~~W~~	507,947	~~W~~	2,760,957
Inflows		684,720		1,648,746		524,483		2,857,949

	December 31, 2018
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflows	~~W~~	455,343	~~W~~	1,466,915	~~W~~	517,301	~~W~~	2,439,559
Inflows		484,505		1,492,718		519,133		2,496,356

(2)	Capital Risk Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other shareholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Group’s capital structure and considers cost of capital and risks related each to capital component.

The debt-to-equity ratios as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Total liabilities	~~W~~	18,874,339	~~W~~	17,457,550
Total equity		15,186,953		14,731,280
Debt-to-equity ratio		124%		119%

The Group manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The gearing ratios as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Total borrowings	~~W~~	7,298,867	~~W~~	6,648,294
Less: cash and cash equivalents		(2,305,894)		(2,703,422)

Net debt		4,992,973		3,944,872
Total equity		15,186,953		14,731,280
Total capital		20,179,926		18,676,152
Gearing ratio		25%		21%

(3)	Offsetting Financial Assets and Financial Liabilities

Details of the Group’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

	December 31, 2019
(in millions of Korean won)	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables	~~W~~	66,487	~~W~~	(1)	~~W~~	66,486	~~W~~	(63,604)	~~W~~	—	~~W~~	2882
Other financial assets		18,571		(13)		18,558		(18,526)		—		32

Total	~~W~~	85,058	~~W~~	(14)	~~W~~	(85,044)	~~W~~	(82,130)	~~W~~	—	~~W~~	2,914

	December 31, 2018
(in millions of Korean won)	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables	~~W~~	78,833	~~W~~	(1)	~~W~~	78,832	~~W~~	(76,414)	~~W~~	—	~~W~~	2,418
Other financial assets		19,825		—		19,825		(19,825)		—		—

Total	~~W~~	98,658	~~W~~	(1)	~~W~~	98,657	~~W~~	(96,239)	~~W~~	—	~~W~~	2,418

Netting arrangements with reference to the offers of telecommunication facility interconnection, sharing data, and others among telecommunication companies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The Group’s recognized financial liabilities subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	December 31, 2019
	Gross liabilities		Gross assets Offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	~~W~~	65,669	~~W~~	(13)	~~W~~	65,656	~~W~~	(63,628)	~~W~~	—	~~W~~	2,028
Other financial liabilities		18,509		(1)		18,508		(18,502)		—		6

Total	~~W~~	84,178	~~W~~	(14)	~~W~~	84,164	~~W~~	(82,130)	~~W~~	—	~~W~~	2,034

(in millions of Korean won)	December 31, 2018
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables	~~W~~	78,317	~~W~~	—	~~W~~	78,317	~~W~~	(76,413)	~~W~~	—	~~W~~	1,904
Other financial liabilities		19,827		(1)		19,826		(19,825)		—		1

Total	~~W~~	98,144	~~W~~	(1)	~~W~~	98,143	~~W~~	(96,238)	~~W~~	—	~~W~~	1,905

Netting arrangements with reference to the offers of telecommunication facility interconnection, sharing data, and others among telecommunication companies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

39.	Fair Value

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at December 31, 2019 and 2018, are as follows:

	December 31, 2019			December 31, 2018
(in millions of Korean won)	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	2,305,894	1	~~W~~	2,703,422	1
Trade and other receivables
Financial assets measured at amortized cost [2]		5,796,207	1		5,553,068	1
Financial assets at fair value through other comprehensive income		1,256,266	1,256,266		1,097,348	1,097,348
Other financial assets
Financial assets measured at amortized cost		441,804	1		484,272	1
Financial assets at fair value through profit or loss		632,324	632,324		777,685	777,685
Financial assets at fair value through other comprehensive income		557,342	557,342		326,157	326,157
Derivative financial assets for hedging		58,576	58,576		29,843	29,843

Total	~~W~~	11,048,413		~~W~~	10,971,795

Financial liabilities
Trade and other payables	~~W~~	8,679,697	1	~~W~~	8,357,521	1
Borrowings		7,298,867	1		6,648,293	1
Other financial liabilities
Financial liabilities at amortized cost		129,945	1		99,330	1
Financial liabilities at fair value through profit or loss		38	38		7,758	7,758
Derivative financial liabilities for hedging		20,096	20,096		57,308	57,308

Total	~~W~~	16,128,643		~~W~~	15,170,210

[1]	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
[2]	With the application of Korean IFRS 1107, lease receivables is excluded from fair value disclosure.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(2)	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at December 31, 2019 and 2018, are as follows:

	December 31, 2019
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,256,266	~~W~~	—	~~W~~	1,256,266
Other financial assets
Financial assets at fair value through profit or loss		232		136,951		495,141		632,324
Financial assets at fair value through other comprehensive income		6,738		508,550		42,054		557,342
Derivative financial assets for hedging		—		40,788		17,788		58,576
Investment properties		—		—		2,304,583		2,304,583

Total	~~W~~	6,970	~~W~~	1,942,555	~~W~~	2,859,566	~~W~~	4,809,091

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	38	~~W~~	—	~~W~~	38
Derivative financial liabilities for hedging		—		20,096		—		20,096

Total	~~W~~	—	~~W~~	20,134	~~W~~	—	~~W~~	20,134

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	December 31, 2018
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,097,348	~~W~~	—	~~W~~	1,097,348
Other financial assets
Financial assets at fair value through profit or loss		121		613,964		163,600		777,685
Financial assets at fair value through other comprehensive income		8,861		5,760		311,536		326,157
Derivative financial assets for hedging		—		29,843		—		29,843
Disclosed fair value
Investment properties		—		—		1,821,061		1,821,061

Total	~~W~~	8,982	~~W~~	1,746,915	~~W~~	2,296,197	~~W~~	4,052,094

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	7,758	~~W~~	7,758
Derivative financial liabilities for hedging		—		47,125		10,183		57,308

Total	~~W~~	—	~~W~~	47,125	~~W~~	17,941	~~W~~	65,066

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

(in millions of Korean won)	2019
	Financial assets				Financial liabilities
	Financial assets at fair value through profit or loss [3]		Financial assets at fair value through other comprehensive income		Derivative financial liabilities for hedging		Financial assets(liabilities) at fair value through profit or loss
Beginning balance	~~W~~	163,600	~~W~~	311,536	~~W~~	(10,183)	~~W~~	7,758
Acquisition		584,671		6,081		—		—
Reclassification		225,873		(444,782)		—		—
Disposal		(485,419)		(941)		—		(9,734)
Amount recognized in profit or loss		6,416		—		14,462		1,976
Amount recognized in other comprehensive income		—		170,160		13,509		—

Ending balance	~~W~~	495,141	~~W~~	42,054	~~W~~	17,788	~~W~~	—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
	Financial assets				Financial liabilities
(in millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial liabilities at fair value through profit or loss [2]		Derivative financial liabilities for hedging [1]
Beginning balance	~~W~~	97,547	~~W~~	238,517	~~W~~	5,051	~~W~~	17,725
Changes in accounting policy		32,745		2,085		—		—
Purchases		21,365		8,802		—		—
Reclassification		1,581		(296)		—		—
Changes in scope of consolidation		—		364
Sales		(1,852)		(1,099)		—		—
Amount recognized in profit or loss[1,2]		12,214		89		2,707		(17,255)
Amount recognized in other comprehensive income [1]		—		63,074		—		9,713

Ending balance	~~W~~	163,600	~~W~~	311,536	~~W~~	7,758	~~W~~	10,183

[1]	Amount recognized in profit or loss of derivative financial liabilities for hedging are wholly comprised of derivatives valuation losses.
[2]	Amount recognized in profit or loss of derivative financial liabilities for hedging are comprised of loss on valuation of derivatives.

(4)	Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at December 31, 2019 and 2018, are as follows:

	December 31, 2019
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,256,266	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		632,092	2,3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		550,604	2,3	DCF Model, Comparable Company Analysis
Derivative financial assets for hedging		58,576	2,3	Hull-White model, DCF Model
Investment properties		2,304,583	3	DCF Model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	38	2	DCF Model, Comparable Company Analysis
Derivative financial liabilities for hedging		20,096	2,3	Hull-White model, DCF Model

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	December 31, 2018
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,097,348	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		777,564	2,3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		317,296	2,3	DCF Model
Derivative financial assets for hedging		29,843	2	DCF Model
Investment properties		1,821,061	3	DCF Model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	7,758	3	DCF Model, Comparable Company Analysis
Derivative financial liabilities for hedging		57,308	2,3	Hull-White model, DCF Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Group’s closing dates.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit for the year.

In relation to this, details and changes of the total deferred difference for the years ended December 31, 2019 and 2018, are as follows:

	2019				2018
(in millions of Korean won)	Derivatives used for hedging		Derivative held for trading		Derivatives used for hedging		Derivative held for trading
I. Beginning balance	~~W~~	5,107	~~W~~	(2,824)	~~W~~	6,532	~~W~~	(5,647)
II. New transactions		—		—		—		—
III. Recognized at fair value through profit or loss		(1,425)		2,824		(1,425)		2,823

IV. Ending balance (I+II+III)	~~W~~	3,682	~~W~~	—	~~W~~	5,107	~~W~~	(2,824)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

40.	Interests in Unconsolidated Structured Entities

Details of information about its interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Classes of entities	Nature, purpose, activities and others

Real estate finance	A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of ABCP due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds incurred from instalment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As at December 31, 2019, this entity is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions, including the Entity, are provided with guarantees including joint guarantees or real estate collateral from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the entity may be obliged to cover losses.

PEF and investment funds	Minority investors including managing members contribute to PEF and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As at December 31, 2019, the entity is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the entity receives dividends for operating revenues from these contributions. The entity is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the entity may be obliged to cover losses.

M&A finance	A structured entity incorporated for the purpose of supporting a certain group’s financial structure improvement or acquiring equity or convertible bonds is provided with funds by investors’ investments in equity and long-term or short-term borrowings from financial institutions, and based on these, the structured entity acquires shares held by the entity, which has plans to improve its financial structure, or to dispose convertible bonds and others. The structured entity repays loan principals with funds incurred from disposals of holding shares after a certain period. The remaining shares are distributed to investors. As at December 31, 2019, the entity is engaged in M&A finance structured entity, and receives interests. Financial institutions are provided with guarantees including joint guarantees or shares subject to M&A from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of shares provided as collateral decreases, the Group may be obliged to cover losses.

Asset securitization	The Group transfers accounts receivable for handset sales to its Special Purpose Company (“SPC”) for asset securitization. SPC issues the asset-backed securities with accounts receivable for handset sales as an underlying asset, and makes payment for the underlying asset acquired.

Other	There are other structured entity types, which the entity is engaged in, such as shipping finance, SPAC and others. Interest income is realized from the entity’s loans to the relevant structured entity. When the credit rating of the shipping group decreases, or the value of vessels decreases, the entity may be obliged to cover losses. When SPAC is listed or merged after the entity invests in shares or convertible bonds issued by the relevant structured entity, revenues are realized from disposal of the shares of the convertible bonds. However, the entity may be obliged to cover losses when SPAC is liquidated if the SPAC is not listed or merged.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Details of scale of unconsolidated structured entities and nature of the risks associated with an entity’s interests in unconsolidated structured entities as at December 31, 2019 and 2018, are as follows:

	December 31, 2019
(in millions of Korean won)	Real Estate Finance		PEF and Investment Funds		Asset Securitization		Total
Total assets of unconsolidated structured entities	~~W~~	1,595,895	~~W~~	4,060,992	~~W~~	2,562,931	~~W~~	8,219,818
Assets recognized in statement of financial position
Other financial assets	~~W~~	15,816	~~W~~	100,496	~~W~~	—	~~W~~	116,312
Joint ventures and associates		8,542		192,022		—		200,564

Total	~~W~~	24,358	~~W~~	292,518	~~W~~	—	~~W~~	316,876

Maximum loss exposure [1]
Investment assets	~~W~~	24,358	~~W~~	292,518	~~W~~	—	~~W~~	316,876

Total	~~W~~	24,358	~~W~~	292,518	~~W~~	—	~~W~~	316,876

[1]

It includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	December 31, 2018
(in millions of Korean won)	Real Estate Finance		PEF and Investment Funds		Asset Securitization		Total
Total assets of unconsolidated structured entities	~~W~~	1,429,910	~~W~~	3,701,718	~~W~~	2,751,208	~~W~~	7,882,836
Assets recognized in statement of financial position
Other financial assets	~~W~~	24,421	~~W~~	94,075	~~W~~	—	~~W~~	118,496
Joint ventures and associates		7,293		166,159		—		173,452

Total	~~W~~	31,714	~~W~~	260,234	~~W~~	—	~~W~~	291,948

Maximum loss exposure [1]
Investment assets	~~W~~	31,714	~~W~~	260,234	~~W~~	—	~~W~~	291,948

Total	~~W~~	31,714	~~W~~	260,234	~~W~~	—	~~W~~	291,948

[1]

It includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

41.	Information About Non-Controlling Interests

(1)	Changes in Accumulated Non-Controlling Interests

Profit or loss allocated to non-controlling interests and accumulated non-controlling interests of subsidiaries that are material to the Group for the years ended December 31, 2019 and 2018, is as follows:

	2019
(in millions of Korean won)	Non-controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividends paid to non-controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.73%	~~W~~	374,150	~~W~~	10,029	~~W~~	(8,279)	~~W~~	6	~~W~~	375,906
BC Card Co., Ltd.	30.46%		345,547		37,795		(18,900)		53,033		417,475
KT Powertel Co., Ltd.	55.15%		52,865		1,751		—		(340)		54,276
KT Hitel Co.,Ltd.	32.87%		52,336		1,720		—		653		54,709

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(in millions of Korean won)	2018
	Non-controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividends paid to non-controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.73%	~~W~~	328,302	~~W~~	23,405	~~W~~	(8,279)	~~W~~	30,722	~~W~~	374,150
BC Card Co., Ltd.	30.46%		339,067		28,418		(35,924)		13,986		345,547
KT Powertel Co., Ltd.	55.15%		53,053		(3,058)		—		2,870		52,865
KT Hitel Co.,Ltd.	32.87%		53,146		454		—		(1,264)		52,336

(2)	Summarized Financial Information on Subsidiaries

The summarized financial information for each subsidiary with non-controlling interests that are material to the Group before inter-group eliminations is as follows:

Summarized consolidated statements of financial position as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.
Current assets	~~W~~	459,077	~~W~~	2,580,634	~~W~~	86,465	~~W~~	115,694
Non-current assets		389,199		1,332,348		31,587		164,124
Current liabilities		123,506		2,452,219		17,757		62,378
Non-current liabilities		19,333		142,013		2,009		12,391
Equity		705,437		1,318,750		98,286		205,049

(in millions of Korean won)	December 31, 2018
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.
Current assets	~~W~~	301,739	~~W~~	2,997,429	~~W~~	84,785	~~W~~	161,162
Non-current assets		514,263		724,950		39,279		111,546
Current liabilities		112,411		2,520,050		27,187		63,231
Non-current liabilities		37,430		110,486		1,030		2,812
Equity		666,161		1,091,843		95,847		206,665

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Summarized consolidated statements of comprehensive income for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.
Sales	~~W~~	694,637	~~W~~	3,536,523	~~W~~	62,710	~~W~~	322,321
Profit for the year		56,008		115,885		3,085		1,426
Other comprehensive income (loss)		(72)		173,237		(616)		(3,266)
Total comprehensive income		55,936		289,122		2,469		(1,840)

(in millions of Korean won)	2018
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.
Sales	~~W~~	690,821	~~W~~	3,550,744	~~W~~	65,169	~~W~~	278,888
Profit (loss) for the year		52,010		70,889		(5,545)		657
Other comprehensive income (loss)		(4,223)		45,715		(247)		81
Total comprehensive income (loss)		47,787		116,604		(5,792)		738

Summarized consolidated statements of cash flows for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.
Cash flows from operating activities	~~W~~	152,549	~~W~~	429,331	~~W~~	780	~~W~~	49,870
Cash flows from investing activities		(101,594)		(419,894)		(9,525)		(50,138)
Cash flows from financing activities		(18,833)		(5,744)		(687)		(1,860)
Net increase (decrease) in cash and cash equivalents		32,122		3,693		(9,432)		(2,128)
Cash and cash equivalents at beginning of year		31,728		275,089		15,649		39,186
Exchange differences		—		380		—		(15)
Cash and cash equivalents at end of year		63,850		279,162		6,217		37,043

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(in millions of Korean won)	2018
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.
Cash flows from operating activities	~~W~~	183,474	~~W~~	86,299	~~W~~	11,603	~~W~~	43,855
Cash flows from investing activities		(139,846)		128,538		(2,580)		(26,335)
Cash flows from financing activities		(77,647)		(117,561)		—		—
Net increase (decrease) in cash and cash equivalents		(34,019)		97,276		9,023		17,520
Cash and cash equivalents at beginning of year		65,747		177,826		6,626		21,647
Exchange differences		—		(13)		—		19
Cash and cash equivalents at end of year		31,728		275,089		15,649		39,186

(3)	Transactions with Non-controlling Interests

The effect of changes in the ownership interest on the equity attributable to owners of the Group during 2019 and 2018 is summarized as follows:

(in millions of Korean won)	2019		2018
Carrying amount of non-controlling interests acquired	~~W~~	(9,566)	~~W~~	(194)
Consideration paid to non-controlling interests		484		11,312

Excess of consideration paid recognized in parent’s equity	~~W~~	(9,082)	~~W~~	11,118

42.	Changes in Accounting Policies

As explained in Note 2.2, the Group has adopted Korean IFRS 1116, retrospectively, from January 1, 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are, therefore, recognized in the consolidated statement of financial position on January 1, 2019.

On adoption of Korean IFRS 1116, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of Korean IFRS 1017. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as at January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 3.49%.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

For leases previously classified as ‘finance leases’, the Group recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of Korean IFRS 1116 are only applied after that date.

(1)	Use of practical expedients

In applying Korean IFRS 1116 for the first time, the Group used the following the practical expedients permitted by the standard:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics

•	reliance on previous assessments on whether leases are onerous

•	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019, as short-term leases

•	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and

•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Group relied on its assessment made applying Korean IFRS 1017 and interpretation 2104 Determining whether an Arrangement contains a Lease.

(2)	Measurement of lease liabilities

(in millions of Korean won)	2019
Operating lease commitments as at December 31, 2018 [1]	~~W~~	675,658

Discounted using the lessee’s incremental borrowing rate of at the date of initial application		643,375
Add: finance lease liabilities recognized as at December 31, 2018		163,858

Lease liability recognized as at January 1, 2019	~~W~~	807,233

Of which are:
Current lease liabilities	~~W~~	336,530
Non-current lease liabilities		470,703

	~~W~~	807,233

[1]	It excluded short-term leases and leases for which the underlying asset is of low value.

(3)	Measurement of right-of-use assets

Right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statement of financial position as at December 31, 2018.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(4)	Adjustments to the separate statement of financial position at initial adoption

The change in accounting policy affected the following items in the consolidated statement of financial position on January 1, 2019:

•	property and equipment: decrease by ~~W~~ 210,028 million

•	intangible assets: decrease by ~~W~~ 26,207 million

•	right-of-use assets: increase by ~~W~~ 899,783 million

•	investment properties: increase by ~~W~~ 46,666 million

•	lease receivables: increase by ~~W~~ 14,659 million

•	prepayments: decrease by ~~W~~ 8 million

•	prepaid expenses: decrease by ~~W~~ 84,033 million

•	other liabilities: increase by ~~W~~ 590 million

•	lease liabilities: increase by ~~W~~ 643,375 million

•	other income: increase by ~~W~~ 757 million

The net impact on retained earnings on January 1, 2019, was a decrease of ~~W~~ 3,890 million.

(5)	Accounting for lessor

The Group did not have to adjust the accounting for assets held by a lessor in accordance with Korean IFRS 1116.

KT Corporation

Separate Financial Statements

December 31, 2019 and 2018

KT Corporation

Index

December 31, 2019 and 2018

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

KT Corporation

Opinion

We have audited the accompanying separate financial statements of KT Corporation (the Company), which comprise the separate statements of financial position as at December 31, 2019 and 2018, and the separate statements of profit or loss, separate statements of comprehensive income, separate statements of changes in equity and separate statements of cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2019 and 2018, and its separate financial performance and its separate cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

We also have audited, in accordance with Korean Standards on Auditing, the Company’s Internal Control over Financial Reporting as at December 31, 2019, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting, and our report dated March 10, 2020 expressed an unqualified opinion.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the separate financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements of the current period. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

(1)	Impairment on investments in subsidiaries, associates and joint ventures

As described in Note 14 of the separate financial statements, the carrying amount of investments in subsidiaries, associates and joint ventures is KRW 3,501,391 million in the statement of financial position, which accounts for 12.6% of the total assets of the Company as at December 31, 2019. Impairment losses on investments in subsidiaries, associates and joint ventures of KRW 172,769 million were recorded during the year ended December 31, 2019.

At the end of each reporting period, the Company assesses whether there are any indicators that the investments in subsidiaries, associates and joint venture are impaired. The Company recognizes the excess of the carrying amount over the recoverable amount as an impairment loss, if any.

As the carrying amounts of investments in subsidiaries, associates and joint ventures are material in the financial statements. The assumptions for revenue growth rate, perpetual growth rate and discount rate have a material impact in the determination of the recoverable amounts, and these assumptions involve the management’s judgment. Therefore, we determined that the impairment test of investments in subsidiaries, associates and joint ventures is a key audit matter.

We have performed the following audit procedures to address the above key audit matter:

•	We obtained an understanding of management’s procedures for impairment assessment and evaluated relevant internal controls.

•	We assessed management’s determination on whether or not any impairment indicators existed for the investments in subsidiaries, associates, and joint ventures.

•	We evaluated the qualification and independence of external professionals used by management for the impairment assessment.

•	We evaluated the appropriateness of valuation models used by management to estimate the recoverable amounts.

•	We evaluated the reasonableness of key assumptions used by management to estimate the recoverable amounts.

•

With the assistance of professional specialists, we assessed the reasonableness of estimates of future cash flows, discount rate and other assumptions used by management to estimate the recoverable amounts.

•	We evaluated the results of a sensitivity analysis on the discount rate performed by managements to assess the impact of changes in key assumptions on the impairment assessment.

2

(2)	Cash-Generating Unit Impairment Assessment

As described in Note 2.15 in the separate financial statements, the Company assesses whether indicators of impairment on assets exist. This assessment is completed in accordance with Korean IFRS 1036. In an impairment indicator exists, then management performs an impairment assessment. Given that there is a significant difference between the market value of the Company and the total net assets of the Company as at December 31, 2019, the Company determined that indicators of impairment on the cash-generating units (“the CGUs”) in wire, wireless and corporate business CGUs existed as at December 31, 2019. Management completed an impairment assessment, and no impairment loss was recognized as the recoverable amount of each of the CGUs exceeds their respective carrying amounts.

To determine the recoverable amounts of the CGUs, the Company estimated future cash flows which reflected forecast information such as the number of users for communication services, average profit per user (“ARPU”), and other assumptions. Another critical assumption was the determination of a discount rate to apply to these forecasted future cash flows. Significant judgment is used by management in determining these key assumptions.

The carrying amounts of assets allocated to each of the CGUs are material in the financial statements. Management’s assumptions have a significant impact on determining the recoverable amounts. This results in a high degree of judgement, effort and specialized knowledge being used by management. Therefore, we determined that the impairment assessment of assets allocated to each of the aforementioned CGUs as a key audit matter.

We have performed the following audit procedures to address the above key audit matter:

•	We obtained an understanding of the Company’s procedures for asset impairment assessment and evaluated relevant internal controls.

•	We obtained an understanding of the Company’s operations and assessed management’s determination of the different CGUs.

•	We evaluated the qualification and independence of professionals used by management to estimate the recoverable amounts.

•	We evaluated the reasonableness of key assumptions used by management to estimate the recoverable amounts.

•

We assessed the reasonableness of the revenue growth rates, operating margin and forecasts of investing activities of these CGUs and compared those amounts with historical results and current market conditions.

•	We evaluated the appropriateness of valuation models used by management to estimate the recoverable amounts.

•	We evaluated the results of a sensitivity analysis on the discount rate performed by management to assess the impact of changes in key assumptions on the impairment assessment.

3

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

4

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Jin-Kyu Lee, Certified Public Accountant.

Seoul, Korea

March 10, 2020

This report is effective as of March 10, 2020, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

5

KT Corporation

Separate Statements of Financial Position

December 31, 2019 and 2018

(in millions of Korean won)
	Notes	December 31, 2019		December 31, 2018
Assets

Current assets
Cash and cash equivalents	4,5	~~W~~	1,328,397	~~W~~	1,779,745
Trade and other receivables, net	4,6		3,231,008		2,968,764
Other financial assets	4,7		100,830		75,401
Inventories, net	8		477,138		465,273
Current income tax assets			64,967		—
Current assets held-for-sale	10		82,865		—
Other current assets	9		1,951,064		1,572,436

Total current assets			7,236,269		6,861,619

Non-current assets
Trade and other receivables, net	4,6		1,063,440		766,316
Other financial assets	4,7		179,240		130,651
Property and equipment, net	11		11,447,952		10,864,398
Right-of-use assets	21		714,968		—
Investment properties, net	12		769,019		600,624
Intangible assets, net	13		2,239,882		2,773,387
Investments in subsidiaries, associates and joint ventures	14		3,501,391		3,547,683
Other non-current assets	9		581,693		466,228

Total non-current assets			20,497,585		19,149,287

Total assets		~~W~~	27,733,854	~~W~~	26,010,906

The above separate financial statements of financial position should be read in conjunction with the accompanying notes.

6

KT Corporation

Separate Statements of Financial Position

December 31, 2019 and 2018

(in millions of Korean won)
		December 31, 2019		December 31, 2018
Liabilities

Current liabilities
Trade and other payables	4,15	~~W~~	4,729,683	~~W~~	3,943,162
Borrowings	4,16		1,052,526		1,181,434
Current income tax liabilities	30		—		182,548
Provisions	17		167,729		103,703
Deferred income			45,754		48,002
Other current liabilities	9		768,961		449,648

Total current liabilities			6,764,653		5,908,497

Non-current liabilities
Trade and other payables	4,15		1,028,886		1,355,598
Borrowings	4,16		5,975,514		5,132,103
Other financial liabilities	4,7		18,632		61,833
Net defined benefit liabilities	18		274,598		429,163
Provisions	17		69,990		111,982
Deferred income	26		91,703		105,241
Deferred income tax liabilities	30		206,440		29,116
Other non-current liabilities	9		406,737		165,645

Total non-current liabilities			8,072,500		7,390,681

Total liabilities			14,837,153		13,299,178

Equity
Share capital	22		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	23		10,869,987		10,740,042
Accumulated other comprehensive income	24		23,449		(11,251)
Other components of equity	24		(1,001,492)		(1,021,820)

Total equity			12,896,701		12,711,728

Total liabilities and equity		~~W~~	27,733,854	~~W~~	26,010,906

The above separate financial statements of financial position should be read in conjunction with the accompanying notes.

7

KT Corporation

Separate Statements of Profit or Loss

Years Ended December 31, 2019 and 2018

(in millions of Korean won, except per share amounts)
	Notes	2019		2018
Operating revenue	26	~~W~~	18,204,751	~~W~~	17,356,537
Operating expenses	27		17,465,529		16,404,913

Operating profit			739,222		951,624
Other income	28		322,880		367,783
Other expenses	28		441,273		379,797
Finance income	29		383,514		334,467
Finance costs	29		377,721		388,401

Profit before income tax			626,622		885,676
Income tax expense	30		194,794		324,452

Profit for the year		~~W~~	431,828	~~W~~	561,224

Earnings per share
Basic earnings per share	31	~~W~~	1,761	~~W~~	2,290
Diluted earnings per share	31		1,761		2,290

The above separate statements of profit or loss should be read in conjunction with the accompanying notes.

8

KT Corporation

Separate Statements of Comprehensive Income

Years Ended December 31, 2019 and 2018

(in millions of Korean won)
	Notes	2019		2018
Profit for the year		~~W~~	431,828	~~W~~	561,224

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	18		(10,906)		(42,959)
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income			59		(1,587)
Items that may be subsequently reclassified to profit or loss:
Gain on valuation of debt instruments at fair value through other comprehensive income	4		11,274		2,569
Valuation gain on cash flow hedges	4,7		64,488		16,360
Other comprehensive income from cash flow hedges reclassified to profit or loss	4		(41,121)		(44,843)

Total other comprehensive gain (loss)		~~W~~	23,794	~~W~~	(70,460)

Total comprehensive income for the year		~~W~~	455,622	~~W~~	490,764

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

9

KT Corporation

Separate Statements of Changes in Equity

Years Ended December 31, 2019 and 2018

(in millions of Korean won)
	Notes	Share capital	Share premium	Retained earnings	Accumulated other comprehensive income	Other components of equity	Total
Balance at January 1, 2018		~~W~~1,564,499	~~W~~1,440,258	~~W~~9,478,730	~~W~~(1,502)	~~W~~(1,036,683)	~~W~~11,445,302

Changes in accounting policy		—	—	990,190	17,752	—	1,007,942

Adjusted total equity at the beginning of the financial year		1,564,499	1,440,258	10,468,920	16,250	(1,036,683)	12,453,244

Comprehensive income
Profit for the year		—	—	561,224	—	—	561,224
Gain on valuation of financial assets at fair value through other comprehensive income	4	—	—	—	982	—	982
Remeasurements of the net defined benefit liability	18	—	—	(42,959)	—	—	(42,959)
Valuation loss on cash flow hedge	4	—	—	—	(28,483)	—	(28,483)

Total comprehensive income for the year		—	—	518,265	(27,501)	—	490,764

Transactions with equity holders
Dividends paid	32	—	—	(245,097)	—	—	(245,097)
Appropriation of retained earnings related to loss on disposal of treasury stock	23	—	—	(2,046)	—	2,046	—
Disposal of treasury stock		—	—	—	—	7,065	7,065
Others		—	—	—	—	5,752	5,752

Balance at December 31, 2018		~~W~~1,564,499	~~W~~1,440,258	~~W~~10,740,042	~~W~~(11,251)	~~W~~(1,021,820)	~~W~~12,711,728

Balance at January 1, 2019		~~W~~1,564,499	~~W~~1,440,258	~~W~~10,740,042	~~W~~(11,251)	~~W~~(1,021,820)	~~W~~12,711,728

Changes in accounting policy	38	—	—	(6,149)	—	—	(6,149)

Adjusted total equity at the beginning of the financial year		1,564,499	1,440,258	10,733,893	(11,251)	(1,021,820)	12,705,579

Comprehensive income
Profit for the year		—	—	431,828	—	—	431,828
Gain on valuation of financial assets at fair value through other comprehensive income	4	—	—	—	11,333	—	11,333
Remeasurements of the net defined benefit liability	18	—	—	(10,906)	—	—	(10,906)
Valuation loss on cash flow hedge	4	—	—	—	23,367	—	23,367

Total comprehensive income for the year		—	—	420,922	34,700	—	455,622

Transactions with equity holders
Dividends paid	32	—	—	(269,659)	—	—	(269,659)
Appropriation of retained earnings related to loss on disposal of treasury stock	23	—	—	(15,169)	—	15,169	—
Disposal of treasury stock		—	—	—	—	3,346	3,346
Others		—	—	—	—	1,813	1,813

Balance at December 31, 2019		~~W~~1,564,499	~~W~~1,440,258	~~W~~10,869,987	~~W~~23,449	~~W~~(1,001,492)	~~W~~12,896,701

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

10

KT Corporation

Separate Statements of Cash Flows

Years Ended December 31, 2019 and 2018

(in millions of Korean won)
	Notes	2019		2018
Cash flows from operating activities
Cash generated from operations	33	~~W~~	2,942,375	~~W~~	3,489,612
Interest paid			(238,269)		(288,461)
Interest received			233,247		204,310
Dividends received			128,895		182,805
Income tax paid			(244,576)		(28,966)

Net cash inflow from operating activities			2,821,672		3,559,300

Cash flows from investing activities
Collection of loans			59,368		60,168
Disposal of current financial instruments at amortized cost			—		2,060
Disposal of non-current financial instruments at amortized cost			3,780		2,520
Disposal of financial assets at fair value through profit or loss			4,891		2,199
Disposal of investments in subsidiaries, associates and joint ventures			22,042		4,875
Disposal of assets held-for-sale			—		2,742
Disposal of property and equipment			29,201		65,479
Disposal of intangible assets			8,325		9,560
Disposal of right-of-use assets			9,121		—
Loans granted			(56,587)		(62,870)
Acquisition of current financial instruments at amortized cost			(22,034)		(290)
Acquisition of financial assets at fair value through profit or loss			(29,027)		(3,049)
Acquisition of financial assets at fair value through other comprehensive income			(37)		(16,239)
Acquisition of investments in subsidiaries, associates and joint ventures			(155,011)		(61,116)
Acquisition of property and equipment			(2,663,477)		(1,990,108)
Acquisition of intangible assets			(406,456)		(623,134)
Acquisition of right-of-use assets			(6,173)		—

Net cash outflow from in investing activities			(3,202,074)		(2,607,203)

Cash flows from financing activities
Proceeds from borrowings and bonds			1,829,643		1,330,899
Dividend paid			(269,659)		(245,097)
Repayments of borrowings and debentures			(1,189,773)		(1,322,537)
Settlement of derivative assets and liabilities, net			23,901		(3,461)
Acquisition of treasury stock			—		(24,415)
Decrease in lease liabilities (2018: Decrease in finance lease liabilities)			(464,789)		(73,873)

Net cash outflow from financing activities	34		(70,677)		(338,484)

Effect of exchange rate change on cash and cash equivalents			(269)		(270)

Net increase (decrease) in cash and cash equivalents			(451,348)		613,343
Cash and cash equivalents
Beginning of the year	5		1,779,745		1,166,402

End of the year	5	~~W~~	1,328,397	~~W~~	1,779,745

The above separate financial statements of cash flows should be read in conjunction with the accompanying notes.

11

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS, representing 55,502,161 government-shares, were issued at the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at December 31, 2019, the Korean government does not own any shares in the Company.

2.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

12

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The financial statements have been prepared on a historical cost basis, except for the following:

•	Certain financial assets and liabilities (including derivative instruments), certain classes of property and equipment and investment property – measured at fair value
•	Assets held-for-sale – measured at fair value less costs to sell
•	Defined benefit pension plans – plan assets measured at fair value

The preparation of the separate statements requires the use of critical accounting estimates. Management also needs to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policies and Disclosures

(1)	New and amended standards adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2019.

•	Enactment of Korean IFRS 1116 Leases

Under the new standard, with implementation of a single lease model, lessee is required to recognize assets and liabilities for all lease which lease term is over 12 months and underlying assets are not low value assets. A lessee is required to recognize a right-of-use asset and a lease liability representing its obligation to make lease payments.

With implementation of Korean IFRS 1116 Lease, the Company has changed accounting policy. The Company has adopted Korean IFRS 1116 retrospectively, as permitted under the specific transitional provisions in the standard, and recognized the cumulative impact of initially applying the standard as at January 1, 2019, the date of initial application. The Company has not restated comparatives for the 2018 reporting period. The impact of the adoption of the leasing standard and the new accounting policies are disclosed in Note 38.

13

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

•	Amendment to Korean IFRS 1109 Financial Instruments – Prepayment Features with Negative Compensation

The narrow-scope amendments made to Korean IFRS 1109 Financial Instruments enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1019 Employee Benefits – Amendment, Curtailment or Settlement of the Plan

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendment does not have a significant impact on the financial statements.

•	Amendment to Korean IFRS 1028 Investments in Associates and Joint Ventures – Long-term Interests in Associates and Joint Ventures

The amendments clarify that an entity shall apply Korean IFRS 1109 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. The amendment does not have a significant impact on the financial statements.

•	Enactment to Interpretation of Korean IFRS 2123 Uncertainty over Income Tax Treatments

The Interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment, and includes guidance on how to determine whether each uncertain tax treatment is considered separately or together. It also presents examples of circumstances where a judgement or estimate is required to be reassessed. The enactment does not have a significant impact on the financial statements.

•	Annual Improvements to Korean IFRS 2015 – 2017 Cycle:

•	Amendments to Korean IFRS 1103 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation. The amendment does not have a significant impact on the financial statements.

14

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

•	Amendments to Korean IFRS 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured. The amendment does not have a significant impact on the financial statements.

•	Amendments to Paragraph 57A of Korean IFRS 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. The amendment does not have a significant impact on the financial statements.

•	Korean IFRS 1023 Borrowing Costs

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. The amendment does not have a significant impact on the financial statements.

(2)	New standards and interpretations not yet adopted by the Company

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2019 and have not been early adopted by the Company are set out below.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the explanation of the definition of material and amended Korean IFRS 1001 and Korean IFRS 1008 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Company. These amendments should be applied for annual periods beginning on or after January 1, 2020, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

15

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

•	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. An entity can apply an optional concentration test, in which substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, and the assets acquired would not represent a business. These amendments should be applied for annual periods beginning on or after January 1, 2020, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Agenda Resolution of the International Accounting Standards Commission – Lease Period

The International Accounting Standards Commission (IFRS IC) announced on December 16, 2019 that all economic disadvantages resulting from the termination of a lease are taken into account when determining the enforceable period for ‘the useful life of lease term and lease asset improvement rights’. The Company is analyzing the effect of changes in accounting policies on the financial statements for enforceable periods in accordance with the decision and will reflect the effect in the financial statements after the analysis is completed.

2.3	Subsidiaries, Associates and Joint Ventures

The financial statements of the Company are separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures and associates are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, joint ventures and associates in profit or loss when its right to receive the dividend is established.

2.4	Foreign Currency Translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Company are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

16

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges, or are attributable to monetary part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss within ‘other income or other expenses’.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

2.5	Financial Assets

(a)	Classification

The Company classifies its financial assets in the following measurement categories:

•	those to be measured at fair value through profit or loss

•	those to be measured at fair value through other comprehensive income, and

•	those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Company reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of the investments in equity instruments that are not accounted for as other comprehensive income are recognized in profit or loss.

17

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(b)	Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset or the issuance of the financial liabilities. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Hybrid (combined) contracts with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

A.	Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. The Company classifies its debt instruments into one of the following three measurement categories:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

•

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (and reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or finance costs’ and impairment loss in ‘finance costs or operating expenses’.

•

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or finance costs’ in the period in which it arises.

18

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

B.	Equity instruments

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as ‘finance income’ when the Company’s right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘finance income or finance costs’ in the statement of profit or loss as applicable. Impairment loss (and reversal of impairment loss) on equity investments, measured at fair value through other comprehensive income, are not reported separately from other changes in fair value.

(c)	Impairment

The Company assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and lease receivables, the Company applies the simplified approach, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables.

(d)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

(e)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

19

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

2.6	Derivative Instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company has hedge relationships and designates certain derivatives as:

•	hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges)

At inception of the hedge relationship, the Company documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items.

The fair values of derivative financial instruments designated in hedge relationships are disclosed in Note 36.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. A non-derivative financial asset and a non-derivative financial liability is classified as a current or non-current based on its expected maturity and its settlement, respectively.

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, and the ineffective portion is recognized in ‘finance income (costs)’.

Amounts of changes in fair value of effective hedging instruments accumulated in equity are recognized as ‘finance income (costs)’ for the periods when the corresponding transactions affect profit or loss.

When a hedging instrument expires, or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, any accumulated cash flow hedge reserve at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cash flow hedge reserve and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

20

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

2.7	Trade Receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 6 for further information about the Company’s accounting for trade receivables and Note 2.5 (c) for a description of the Company’s impairment policies.

2.8	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit.

2.9	Non-Current Assets (or Disposal Group) Held-for-Sale

Non-current assets (or disposal group) are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continued use and when a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less selling costs.

2.10	Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

Useful Life
Buildings		10 – 40 years
Structures		10 – 40 years
Telecommunications equipment		2 – 40 years
Others	Vehicles	4 years
	Tools	4 years
	Office equipment	2 – 4 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

21

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

2.11	Investment Property

Investment property is a property held to earn rentals or for capital appreciation or both. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

2.12	Intangible Assets

(a)	Goodwill

Goodwill represents the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of the Company’s previously held equity interest in the acquiree over the net acquired identifiable assets at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(b)	Intangible assets, except for goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) and broadcast rights that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Company amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Useful Life
Development costs	6 years
Software	6 years
Industrial property rights	5 – 50 years
Frequency usage rights	5 – 10 years
Others [1]	2 – 50 years

[1]	Membership rights (condominium membership and golf membership) included in others are classified as intangible assets with indefinite useful life.

22

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

2.13	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

2.14	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within ‘other income’.

2.15	Impairment of Non-Financial Assets

Goodwill and intangible assets with indefinite useful life are tested annually for impairment at the end of each reporting period. If certain assets are deemed to be impaired, their recoverable amount is estimated in order to determine the impairment loss. The Company estimates the recoverable amount for each asset, and in cases when the recoverable amount cannot be estimated for an asset, the recoverable amount of the cash generating unit to which the asset belongs is estimated. Corporate assets are allocated to individual cash generating units on a reasonable and consistent basis and if they cannot be allocated to individual cash generating units, they are allocated to the smallest group of cash generating units on a reasonable and consistent basis. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount (higher of its fair value less costs of disposal and value in use). Impairment loss on non-financial assets other than goodwill are evaluated for reversal at the end of each reporting period.

2.16	Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

23

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

2.17	Financial Liabilities

(a)	Classification and measurement

Financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. Derivatives that are not designated as hedging instruments or derivatives separated from financial instruments containing embedded derivatives are also categorized as held for trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘trade and other payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

Preferred shares that require mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

(b)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

2.18	Employee Benefits

(a)	Post-employment benefits

The Company operates both defined contribution and defined benefit pension plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

24

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

(c)	Long-term employee benefits

Certain entities within the Company provide long-term employee benefits that are entitled to employees with service period for ten years and above. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. The Company recognizes service cost, net interest on other long-term employee benefits and remeasurements as profit or loss for the year. These liabilities are valued annually by an independent qualified actuary.

2.19	Share-Based Payments

Equity-settled share-based payment is recognized at fair value of equity instruments granted, and employee benefit expense is recognized over the vesting period. At the end of each period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

25

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

2.20	Provisions

Provisions for service warranties, recoveries, litigations and claims, and others are recognized when the Company presently holds legal or constructive obligation as a result of past events, and when it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

2.21	Leases

As noted in “Note 2.2 (1)”, the Company has changed its accounting policy for leases. Information on the impact of the new accounting policy is provided in Note 38.

As at December 31, 2018, leases of property and equipment where the Company, as lessee, had substantially all the risks and rewards of ownership were classified as finance leases. Finance leases were capitalized at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding lease payments, net of finance charges, were included in other payables. Each lease payment was allocated between liability and finance cost. The finance cost was charged to profit or loss over the lease period in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Property and equipment acquired under finance leases were depreciated over the asset’s useful life, or over the shorter of the asset’s useful life and the lease term, if it was not reasonably certain that the Company will obtain ownership at the end of the lease term.

Leases in which a significant portion of the risks and rewards of ownership were not transferred to the Company as lessee were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the lease period.

(a)	Lessee

The Company leases various repeater server racks, offices, track facilities, machinery, and cars.

Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Company is lessee, the Company applies the practical expedient which has elected not to separate lease and non-lease components and instead accounts them as a single lease component.

Until the financial year of 2018, leases of property and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company.

26

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable by the Company (the lessee) under residual value guarantees

•	The exercise price of a purchase option if the Company (the lessee) is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the Company (the lessee) exercising that option

Lease liability measurement also include payments to be made in option periods if the lessee is reasonably certain in exercising an option to extend the lease.

The Company determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Company should consider a termination penalty in determining the period for which the contract is enforceable.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

27

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Right-of-use assets are measured at cost comprising the following:

•	amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs

•	restoration costs, and

•	present value discount on leasehold deposits

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less, such as mechanical devices and cars. Low-value assets are comprised of tools, equipment, and others.

(b)	Lessor

Lease income from operating leases where the Company is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature. As a result of adopting the new lease standard, the Company applied the accounting for assets held as a lessor.

2.22	Share Capital

The Company classifies ordinary shares as equity.

Where the Company purchases its own shares, the consideration paid including any directly attributable incremental costs is deducted from equity attributable to the equity holders of the Company until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is included in equity attributable to the equity holders of the Company.

28

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

2.23	Revenue Recognition

(a)	Identifying performance obligations

The Company mainly provides telecommunication services and sells handsets. The Company identifies performance obligations with a customer such as providing telecommunication services, selling handsets and other. The revenue from handsets is recognized when a performance obligation is satisfied by transferring promised goods to customers, and the revenue from telecommunication services is recognized over the estimated contract periods of each services by transferring promised services to customers.

(b)	Allocation the transaction price and revenue recognition

The Company allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Company determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Company would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Company sells that good or service separately in similar circumstances and to similar customers. The Company recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

(c)	Incremental contract acquisition costs

The Company pays the commission fees when new customers subscribe for telecommunication services. The incremental contract acquisition costs are those commission fees that the Company incurs to acquire a contract with a customer that would not have been incurred if the contract had not been acquired. The Company recognizes the incremental contract acquisition costs as an asset and amortizes it over the expected period of benefit. However, as a practical expedient, the Company may recognize the incremental contract acquisition cost as an expense when it is incurred if the amortization period of the asset is one year or less.

2.24	Current and Deferred Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

29

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Company recognizes current income tax on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the separate financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

The Company recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Company recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset when the Company has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

The Company adopts the consolidated corporate tax return and calculates income tax expenses and income tax liabilities of the Company and its subsidiaries based on systematic and reasonable methods.

2.25	Dividend

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.26	Approval of Issuance of the Financial Statements

The separate financial statements of 2019 were approved for issuance by the Board of Directors on February 6, 2020 and are subject to change with the approval of shareholders at their Annual General Meeting.

30

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Company’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in the relevant notes.

3.1	Impairment of Non-Financial Assets (including Goodwill)

The Company determines the recoverable amount of a cash generating unit (CGU) based on fair value or value-in-use calculations to assess non-financial assets (including goodwill) for impairment (Notes 13, 14).

3.2	Income Taxes

The Company’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note 30).

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System for Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Company’s income tax is dependent on the investments, as well as wage and dividends increase, there is an uncertainty in measuring the final tax effects.

3.3	Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 37).

3.4	Impairment of Financial Assets

The provisions for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the impairment calculation based on the Company’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period (Note 36).

31

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3.5	Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 18).

3.6	Amortization of Contract Assets, Contract Liabilities and Contract Cost Assets

Contract assets, contract liabilities and contract cost assets recognized under the application of Korean IFRS 1115 are amortized over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate changes, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.7	Provisions

As described in Note 17, the Company records provisions for litigation and assets retirement obligations as at the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8	Useful Lives of Property and Equipment and Investment Property

Property and equipment, intangible assets, and investment properties, excluding land, goodwill, condominium memberships and golf club memberships, are depreciated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Company will increase depreciation expenses if the useful lives are considered shorter than the previously estimated useful lives.

32

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

4.	Financial Instruments by Category

Financial instruments by category as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,328,397	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,328,397
Trade and other receivables[1]		3,035,777		—		1,256,266		—		4,292,043
Other financial assets		72,329		131,344		20,974		55,423		280,070

(in millions of Korean won)	December 31, 2019
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	5,758,569	~~W~~	—	~~W~~	—	~~W~~	5,758,569
Borrowings		7,028,040		—		—		7,028,040
Other financial liabilities		—		—		18,632		18,632

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

(in millions of Korean won)	December 31, 2018
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,779,745	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,779,745
Trade and other receivables		2,637,732		—		1,097,348		—		3,735,080
Other financial assets		54,074		101,278		20,857		29,843		206,052

(in millions of Korean won)	December 31, 2018
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	5,298,760	~~W~~	—	~~W~~	—	~~W~~	5,298,760
Borrowings		6,313,537		—		—		6,313,537
Other financial liabilities		—		7,758		54,075		61,833

33

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Gains and losses arising from financial instruments by category for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Financial assets at amortized cost
Interest income [1]	~~W~~	41,742	~~W~~	59,588
Impairment loss		(28,501)		(86,934)
Gain on foreign currency transactions		16,401		6,948
Gain on foreign currency translation		3,123		3,029
Financial assets at fair value through profit or loss
Interest income		285		—
Dividend income		505		8
Gain on valuation		3,153		9,838
Gain on disposal		2,778		1,267
Financial assets at fair value through other comprehensive income
Interest income		217,426		163,125
Impairment loss		(304)		(2,417)
Loss on disposal		(11,247)		(13,818)
Other comprehensive income for the year [2]		11,333		982
Derivative assets used for hedging
Gain on transactions		6,332		7,272
Gain on valuation		56,529		22,065
Other comprehensive income for the year [2]		47,164		19,170
Reclassified to profit of loss from other comprehensive income for the year [2,3]		(37,988)		(16,455)
Financial liabilities at amortized cost
Interest expense [1]		(203,327)		(271,570)
Loss on foreign currency transactions		(20,590)		(30,862)
Loss on foreign currency translation		(64,605)		(65,645)
Financial liabilities at fair value through profit or loss
Loss on valuation		(1,976)		(2,707)
Derivative liabilities used for hedging
Gain on transactions		—		20,678
Gain on valuation		95		34,802
Other comprehensive income for the year [2]		17,324		(2,810)
Reclassified to profit or loss from other comprehensive income for the year [2,3]		(3,133)		(28,388)

Total	~~W~~	52,519	~~W~~	(172,834)

[1]	Interest income (interest expense) from lease receivables (lease liabilities) is excluded as it is not subject to classification of financial instruments (Note 21).

34

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

[2]	The amounts directly reflected in equity after adjustments of deferred income tax.
[3]

During the current and previous year, certain derivatives of the Company were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.

5.	Cash and Cash Equivalents

Restricted cash and cash equivalents as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018		Description
Bank deposits	~~W~~	16,975	~~W~~	19,440	Deposit restricted for government project and other

Cash and cash equivalents in the statement of financial position equal to cash and cash equivalents in the statement of cash flows.

35

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

6.	Trade and Other Receivables

Trade and other receivables as at December 31, 2019 and 2018, are as follows:

	December 31, 2019
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,078,278	~~W~~	(244,078)	~~W~~	(9,029)	~~W~~	2,825,171
Other receivables		454,987		(48,991)		(159)		405,837

Total	~~W~~	3,533,265	~~W~~	(293,069)	~~W~~	(9,188)	~~W~~	3,231,008

Non-current assets
Trade receivables	~~W~~	858,435	~~W~~	(3,833)	~~W~~	(42,353)	~~W~~	812,249
Other receivables		275,042		(5)		(23,846)		251,191

Total	~~W~~	1,133,477	~~W~~	(3,838)	~~W~~	(66,199)	~~W~~	1,063,440

(in millions of Korean won)	December 31, 2018
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,048,786	~~W~~	(319,044)	~~W~~	(9,562)	~~W~~	2,720,180
Other receivables		298,971		(50,254)		(133)		248,584

Total	~~W~~	3,347,757	~~W~~	(369,298)	~~W~~	(9,695)	~~W~~	2,968,764

Non-current assets
Trade receivables	~~W~~	380,398	~~W~~	(2,107)	~~W~~	(16,042)	~~W~~	362,249
Other receivables		427,438		(141)		(23,230)		404,067

Total	~~W~~	807,836	~~W~~	(2,248)	~~W~~	(39,272)	~~W~~	766,316

The fair values of trade and other receivables with original maturities less than one year equal to their carrying amount because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined discounting the expected future cash flow at the weighted average interest rate.

Details of changes in provision for impairment for the years ended December 31, 2019 and 2018, are as follows:

	2019				2018
(in millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning	~~W~~	321,151	~~W~~	50,395	~~W~~	403,808	~~W~~	46,112
Provision		10,624		18,181		72,653		16,698
Written-off or transfer out		(83,864)		(19,580)		(155,310)		(12,415)

Ending	~~W~~	247,911	~~W~~	48,996	~~W~~	321,151	~~W~~	50,395

36

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Provision for impairment on trade and other receivables is recognized as operating expenses, other expenses and finance costs.

Details of other receivables as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Loans	~~W~~	73,606	~~W~~	75,456
Receivables		300,656		275,081
Accrued income		1,485		1,144
Refundable deposits		327,748		351,234
Others		2,529		131
Provision for impairment		(48,996)		(50,395)

Total	~~W~~	657,028	~~W~~	652,651

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at December 31, 2019.

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

7.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Other financial assets
Financial assets measured at amortized cost [1]	~~W~~	72,329	~~W~~	54,074
Financial assets at fair value through profit or loss		131,344		101,278
Financial assets at fair value through other comprehensive income		20,974		20,857
Derivatives used for hedging		55,423		29,843
Less: Non-current		(179,240)		(130,651)

Current	~~W~~	100,830	~~W~~	75,401

Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	7,758
Derivatives used for hedging		18,632		54,075
Less: Non-current		(18,632)		(61,833)

Current	~~W~~	—	~~W~~	—

[1]

As at December 31, 2019, the Company’s financial instruments amount to ~~W~~ 22,329 million (December 31, 2018: ~~W~~ 4,075 million), which consist of checking account deposits and time deposits and others, are subject to withdrawal restrictions.

37

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Details of financial assets at fair value through profit or loss as at December 31, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Equity instruments (Listed)	~~W~~	232	~~W~~	122
Debt instruments		131,112		101,156
Less: Non-current		(131,344)		(101,278)

Current	~~W~~	—	~~W~~	—

The maximum exposure of debt instruments of financial assets at fair value through profit or loss to credit risk is the carrying amount as at December 31, 2019.

Investment in Korea Software Financial Cooperative amounting to ~~W~~ 1,136 million is provided as collateral.

Details of financial assets at fair value through other comprehensive income as at December 31, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Equity instruments (Listed)	~~W~~	2,010	~~W~~	3,095
Equity instruments (Unlisted)		18,964		17,762
Less: Non-current		(20,974)		(20,857)

Current	~~W~~	—	~~W~~	—

Upon disposal of these equity investments, any balance within the other comprehensive income for these equity investments is not reclassified profit or loss, but to retained earnings. Upon disposal of these debt investments, the remaining balance of the accumulated other comprehensive income of these debt investments is reclassified to profit or loss.

Derivatives used for hedging as at December 31, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	December 31, 2019				December 31, 2018
	Assets		Liabilities		Assets		Liabilities
Currency swap [1]	~~W~~	55,423	~~W~~	18,632	~~W~~	29,843	~~W~~	54,075
Less: Non-current		(26,917)		(18,632)		(4,732)		(54,075)

Current	~~W~~	28,506	~~W~~	—	~~W~~	25,111	~~W~~	—

[1]

The currency swap contract is entered to hedge bond payables’ cash flow fluctuation risk arising from fluctuation of interest rate and exchange rate, and the maximum expected period exposed to cash flow fluctuation risk due to the forecast transactions subject to hedge is September 7, 2034.

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

38

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The valuation gain and loss on the derivative contracts for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)
	2019						2018
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive income [1]		Valuation gain		Valuation loss		Other comprehensive income [1]
Currency swap	~~W~~	72,409	~~W~~	15,785	~~W~~	87,488	~~W~~	58,912	~~W~~	2,045	~~W~~	22,139

[1]	Before adjustment of deferred income tax directly reflected in equity.

The ineffective portion recognized in profit or loss concerning cash flow hedge is valuation gain of ~~W~~ 4,226 million for the year ended December 31, 2019 (December 31, 2018: valuation gain of ~~W~~ 71 million).

Details of financial liabilities at fair value through profit or loss as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Financial liabilities at fair value through profit or loss Derivative liabilities held for trading	~~W~~	—	~~W~~	7,758

The valuation gain and loss on financial liabilities at fair value through profit or loss for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivative liabilities held for trading	~~W~~	—	~~W~~	1,976	~~W~~	—	~~W~~	2,707

8.	Inventories

Inventories as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)
	December 31, 2019						December 31, 2018
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	616,203	~~W~~	(139,065)	~~W~~	477,138	~~W~~	571,566	~~W~~	(106,293)	~~W~~	465,273

Cost of inventories recognized as expenses for the year ended December 31, 2019 amounts to ~~W~~ 4,076,826 million (December 31, 2018: ~~W~~ 3,327,661 million), and valuation loss on inventory amounts to ~~W~~ 32,772 million for the year ended December 31, 2019 (December 31, 2018: ~~W~~ 54,449 million).

39

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

9.	Other Assets and Liabilities

Other assets and liabilities as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Other assets
Advance payments	~~W~~	77,670	~~W~~	46,579
Prepaid expenses [1]		1,942,179		1,625,219
Contract assets [1]		512,908		366,866
Less: Non-current		(581,693)		(466,228)

Current	~~W~~	1,951,064	~~W~~	1,572,436

Other liabilities
Advance received [1]	~~W~~	110,960	~~W~~	62,861
Withholdings		21,712		20,122
Unearned revenue		40,789		23,835
Lease liabilities		638,614		163,710
Contract liabilities [1]		363,624		344,765
Less: Non-current		(406,737)		(165,645)

Current	~~W~~	768,962	~~W~~	449,648

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 (Note 26).

10.	Assets Held-for-Sale

During the current period, the Company decided to sell some real estate and classified it as assets held for sale. Details of assets held for sale are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Property and equipment	~~W~~	82,865	~~W~~	—

Assets classified as assets held for sale were measured at fair value less costs to sell in accordance with Korean IFRS 1105, which is the non-recurring fair value measured using the recent selling price of similar projects that are observable inputs. The impairment loss recognised in relation to the assets held for sale during the current term is ~~W~~ 7,586 million and is classified as other expenses (loss of assets held for sale).

40

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

11.	Property and Equipment

Changes in property and equipment for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
	Land		Buildings and structures		Telecommuni- cations equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	932,442	~~W~~	2,993,851	~~W~~	34,191,604	~~W~~	1,467,760	~~W~~	759,200	~~W~~	40,344,857
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,543,830)		(26,761,368)		(1,174,534)		(595)		(29,480,459)

Beginning, net	~~W~~	932,310	~~W~~	1,450,021	~~W~~	7,430,236	~~W~~	293,226	~~W~~	758,605	~~W~~	10,864,398
Changes in accounting policy [1]		—		—		(12,947)		(196,756)		—		(209,703)
Acquisition and capital expenditure		338		2,369		175,046		39,368		3,113,470		3,330,591
Disposal and termination		(482)		(3,830)		(75,872)		(2,287)		(1,206)		(83,677)
Depreciation		—		(96,651)		(2,095,913)		(45,393)		—		(2,237,957)
Transfer to investment properties		5,352		195,644		2,664,536		7,982		(2,934,895)		(61,381)
Transfer to assets held for sale		(89,330)		(1,121)		—		—		—		(90,451)
Others		625		(147,643)		83,507		(357)		—		(63,868)

Ending, net	~~W~~	848,813	~~W~~	1,398,789	~~W~~	8,168,593	~~W~~	95,783	~~W~~	935,974	~~W~~	11,447,952

Acquisition cost	~~W~~	848,945	~~W~~	3,025,866	~~W~~	35,478,139	~~W~~	1,084,575	~~W~~	936,876	~~W~~	41,375,401
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,627,077)		(27,309,546)		(988,792)		(902)		(29,926,449)

[1]	With the application of Korean IFRS 1116, property and equipment were reclassified to right-of-use assets (Note 38).

(in millions of Korean won)	2018
	Land		Buildings and structures		Telecommuni- cations equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	938,667	~~W~~	2,954,300	~~W~~	33,910,943	~~W~~	1,453,205	~~W~~	674,864	~~W~~	39,931,979
Less: Accumulated depreciation (including accumulated impairment loss and others)		(131)		(1,459,217)		(25,966,300)		(1,130,171)		(1,113)		(28,556,932)

Beginning, net	~~W~~	938,536	~~W~~	1,495,083	~~W~~	7,944,643	~~W~~	323,034	~~W~~	673,751	~~W~~	11,375,047
Acquisition and capital expenditure		4,718		1,160		110,161		88,986		1,899,816		2,104,841
Disposal and termination		(18,419)		(6,836)		(110,239)		(3,287)		(580)		(139,361)
Depreciation		—		(98,485)		(2,199,903)		(115,378)		—		(2,413,766)
Transfer to investment properties		5,182		57,068		1,672,733		7,922		(1,814,382)		(71,477)
Others		2,293		2,031		12,841		(8,051)		—		9,114

Ending, net	~~W~~	932,310	~~W~~	1,450,021	~~W~~	7,430,236	~~W~~	293,226	~~W~~	758,605	~~W~~	10,864,398

Acquisition cost	~~W~~	932,442	~~W~~	2,993,851	~~W~~	34,191,604	~~W~~	1,467,760	~~W~~	759,200	~~W~~	40,344,857
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,543,830)		(26,761,368)		(1,174,534)		(595)		(29,480,459)

41

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The borrowing costs capitalized for qualifying assets amount to ~~W~~ 6,360 million for the year ended December 31, 2019 (December 31, 2018: ~~W~~ 7,329 million). The interest rate applied to calculate the capitalized borrowing costs in 2019 is 2.63% (2018: 3.22%).

12.	Investment Properties

Changes in investment properties for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019						2018
	Land		Buildings		Total		Land		Buildings		Total
Acquisition cost	~~W~~	180,901	~~W~~	857,950	~~W~~	1,038,851	~~W~~	183,193	~~W~~	866,575	~~W~~	1,049,768
Less: Accumulated depreciation		—		(438,227)		(438,227)		—		(415,917)		(415,917)
Beginning, net		180,901		419,723		600,624		183,193		450,658		633,851
Changes in accounting policy [1]		—		46,666		46,666		—		—		—
Depreciation		—		(50,816)		(50,816)		—		(28,903)		(28,903)
Transfer from (to) property, plant and equipment		(626)		173,171		172,545		(2,292)		(2,032)		(4,324)

Ending, net	~~W~~	180,275	~~W~~	588,744	~~W~~	769,019	~~W~~	180,901	~~W~~	419,723	~~W~~	600,624

Acquisition cost	~~W~~	180,275	~~W~~	1,081,053	~~W~~	1,261,328	~~W~~	180,901	~~W~~	857,950	~~W~~	1,038,851
Less: Accumulated depreciation		—		(492,309)		(492,309)		—		(438,227)		(438,227)

[1]	With the application of Korean IFRS 1116, right-of-use-assets were partially reclassified to investment properties (Note 21).

The fair value of investment properties is ~~W~~ 1,825,297 million as at December 31, 2019 (December 31, 2018: ~~W~~ 1,573,970 million). The fair value of investment properties is estimated based on the expected cash flow.

Rental income from investment properties is ~~W~~ 188,458 million for the year ended December 31, 2019 (for the year ended December 31, 2018: ~~W~~ 196,574 million) and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

As at December 31, 2019, the Company (as lesser) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ~~W~~132,974 million for one year or less, ~~W~~81,171 million for more than five years, ~~W~~19,178 million over five years, and ~~W~~233,323 million in total.

42

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Details of investment properties provided as collateral as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019
Collateral	Carrying amount		Secured amount		Related account	Related amount
Land and building	~~W~~	165,487	~~W~~	37,984	Deposits received	~~W~~	34,584

(in millions of Korean won)	December 31, 2018
Collateral	Carrying amount		Secured amount		Related account	Related amount
Land and building	~~W~~	186,252	~~W~~	39,177	Deposits received	~~W~~	34,965

13.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2019 and 2018, are as follows:

	2019
(in millions of Korean won)	Goodwill		Industrial rights		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	65,057	~~W~~	29,882	~~W~~	1,751,968	~~W~~	681,937	~~W~~	3,633,133	~~W~~	293,795	~~W~~	6,455,772
Less: Accumulated depreciation (including accumulated impairment loss and others)		—		(15,877)		(1,399,737)		(592,591)		(1,483,111)		(191,069)		(3,682,385)

Beginning, net	~~W~~	65,057	~~W~~	14,005	~~W~~	352,231	~~W~~	89,346	~~W~~	2,150,022	~~W~~	102,726	~~W~~	2,773,387
Changes in accounting policy [1]		—		—		—		—		—		(26,208)		(26,208)
Acquisition and capital expenditure		—		4,602		52,369		9,738		—		706		67,415
Disposal and termination		—		(992)		(3,020)		(567)		—		(6,694)		(11,273)
Amortization		—		(2,362)		(121,356)		(38,060)		(399,140)		(2,267)		(563,185)
Transfer to Property and Equipment		—		—		(5)		(249)		—		—		(254)

Ending, net	~~W~~	65,057	~~W~~	15,253	~~W~~	280,219	~~W~~	60,208	~~W~~	1,750,882	~~W~~	68,263	~~W~~	2,239,882

Acquisition cost	~~W~~	65,057	~~W~~	31,313	~~W~~	1,728,495	~~W~~	685,413	~~W~~	3,614,336	~~W~~	198,669	~~W~~	6,323,283
Less: Accumulated depreciation (including accumulated impairment loss and others)		—		(16,060)		(1,448,276)		(625,205)		(1,863,454)		(130,406)		(4,083,401)

[1]	With the application of Korean IFRS 1116, intangible assets were reclassified to right-of-use assets (Note 38).

43

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	2018
(in millions of Korean won)	Goodwill		Industrial rights		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	65,057	~~W~~	29,105	~~W~~	1,714,859	~~W~~	668,894	~~W~~	2,522,269	~~W~~	284,025	~~W~~	5,284,209
Less: Accumulated depreciation (including accumulated impairment loss and others)		—		(15,823)		(1,272,541)		(549,218)		(1,164,107)		(182,305)		(3,183,994)

Beginning, net	~~W~~	65,057	~~W~~	13,282	~~W~~	442,318	~~W~~	119,676	~~W~~	1,358,162	~~W~~	101,720	~~W~~	2,100,215
Acquisition and capital expenditure		—		3,538		58,888		13,143		1,110,865		20,710		1,207,144
Disposal and termination		—		(570)		(3,433)		(22)		(558)		(5,231)		(9,814)
Amortization		—		(2,245)		(145,542)		(43,451)		(318,447)		(14,473)		(524,158)

Ending, net	~~W~~	65,057	~~W~~	14,005	~~W~~	352,231	~~W~~	89,346	~~W~~	2,150,022	~~W~~	102,726	~~W~~	2,773,387

Acquisition cost	~~W~~	65,057	~~W~~	29,882	~~W~~	1,751,968	~~W~~	681,937	~~W~~	3,633,133	~~W~~	293,795	~~W~~	6,455,772
Less: Accumulated depreciation (including accumulated impairment loss and others)		—		(15,877)		(1,399,737)		(592,591)		(1,483,111)		(191,069)		(3,682,385)

The carrying amount of membership rights with an indefinite useful life not subject to amortization is ~~W~~ 64,825 million as at December 31, 2019 (December 31, 2018: ~~W~~ 66,687 million).

The Company annually performs an assessment of goodwill impairment. The recoverable amount of all CGUs has been determined based on value-in-use. These calculation use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The growth rate does not exceed the long-term average growth rate included in industry report specific to the industry in which the CGU operates.

The Company determined the gross margin rate based on past performance and its expectations of market development. The average growth rates used are estimated based on the historical growth rate. In addition, the Company estimated the pre-tax cash flow based on past performance and its expectation of market growth, and the applied pre-tax discount rates reflected specific risks relating to the relevant CGUs.

As a result of impairment test, the Company concluded that the carrying amount of CGUs does not exceed the recoverable amount of CGUs. Therefore, the Company did not recognize the impairment loss on goodwill for the years ended December 31, 2019 and 2018.

44

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

14.	Investments in Subsidiaries, Associates and Joint ventures

Carrying amount in investments in subsidiaries, associates and joint ventures as at December 31, 2019 and 2018, is as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Subsidiaries	~~W~~	3,270,770	~~W~~	3,256,846
Associates and joint ventures		230,621		290,837

Total	~~W~~	3,501,391	~~W~~	3,547,683

Investments in subsidiaries as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			December 31, 2019		December 31, 2018
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation [1]	Korea	7.6%		6,427		6,427
KTIS Corporation [1]	Korea	30.1%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.3%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764		26,764
KT Hitel Co., Ltd.	Korea	63.7%		120,078		120,078
KT Belgium	Belgium	100.0%		22,743		54,512
KT Powertel Co., Ltd. 1	Korea	44.8%		37,419		37,419
Genie Music Corporation [1] (KT Music Corporation)	Korea	36.0%		37,417		37,417
KT Dutch B.V	Netherlands	100.0%		32,359		32,359
KT Telecop Co., Ltd.	Korea	86.8%		134,308		26,045
KT Submarine Co., Ltd. [1]	Korea	39.3%		24,370		24,370
Nasmedia, Inc. [2]	Korea	44.0%		23,051		23,051
KT Strategic Investment Fund No.1	Korea	—		—		2,021
KTDS Co., Ltd.	Korea	95.5%		19,616		19,616
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)	Korea	100.0%		7,544		4,104
KT Strategic Investment Fund No.2	Korea	90.9%		10,245		12,973
KT Sports	Korea	66.0%		9,900		6,600
KT M mobile Co., Ltd.	Korea	100.0%		136,174		200,000
KT Service Bukbu Co., Ltd.	Korea	67.3%		7,092		7,092
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160		10,160
KT Strategic Investment Fund No.3	Korea	86.7%		4,507		13,000
KT Strategic Investment Fund No.4	Korea	95.0%		19,000		19,000
PlayD Co., Ltd. (N Search Marketing Co., Ltd.) [3]	Korea	33.3%		20,000		20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334		6,832
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267		5,462
Next connect PFV	Korea	100.0%		23,421		23,421
KT Strategic Investment Fund No.5	Korea	96.0%		6,000		—
Others		—		71,189		67,738

Total			~~W~~	3,270,770	~~W~~	3,256,846

45

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

[1]

At the end of the reporting period, although sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in this entity, this entity is included in investments in subsidiaries due to the dispersion of the non-controlling interests and voting patterns at the shareholders’ meetings in the past.

[2]

At the end of the reporting period, although the Company owns less than 50% ownership in this entity, this entity is included in investments in subsidiaries as the Company holds the majority of voting right based on an agreement with other investors.

[3]	At the end of the reporting period, this entity is included in investments in subsidiaries as the Nasmedia Co., Ltd., holds ownership of 66.7% the Company and subsidiary holds ownership of 100%.

Investments in associates and joint ventures as at and for the years ended December 31, 2019 and 2018, are as follows:

			Carrying amount
(in millions of Korean won)	Location	Percentage of ownership (%)	December 31, 2019		December 31, 2018
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
KT-SB Venture Investment Fund [1]	Korea	—		—		6,437
KT-IBKC Future Investment Fund [1]	Korea	43.3%		12,090		8,840
KT-CKP New Media Investment Fund	Korea	49.7%		127		301
K Bank Inc. [2]	Korea	10.0%		50,950		89,768
Others		—		51,818		69,855

Total			~~W~~	230,621	~~W~~	290,837

[1]

At the end of the reporting period, although the Company owns 50% ownership in this entity, this entity is included in investments in joint ventures as the Company cannot unilaterally make decisions on determining the operating and financial policies.

[2]

At the end of the reporting period, although the Company owns less than 20% ownership in ordinary share, this entity is included in investments in associates as the Company has a significant influence on determining the operating and financial policies, and 12.1% of non-voting convertible stock are excluded.

Changes in investments in subsidiaries, associates and joint ventures for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning	~~W~~	3,547,683	~~W~~	3,584,978
Acquisition		155,011		81,815
Disposal		(28,534)		(12,189)
Impairment		(172,769)		(106,921)

Ending	~~W~~	3,501,391	~~W~~	3,547,683

46

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Impairment test for investments in subsidiaries, associates and joint ventures

The cost method is applied to account for investments in subsidiaries, associates and joint ventures and is reviewed for any indications that an impairment loss may have occurred at the end of each reporting period. If there are such indications, the recoverable amount of the asset is estimated using the future cash flow discount method, and if the recoverable amount falls short of the carrying amount, the carrying amount of the asset is reduced and the impairment loss is immediately recognized as current term loss.

The difference between recoverable amount and carrying amount of ~~W~~63,826 million was recognized as other expenses in relation to the subsidiary ‘KT M mobile Co., Ltd.’ during the current term, and the discount rate applied to the expected future cash flow is 8.2%.

The difference between recoverable amount and carrying amount between ~~W~~31,769 million (2018: ~~W~~31,920 million) in relation to ‘KT Belgium’, a subsidiary company, was recognized as other expenses during the current term, and the discount rate applied to the expected future cash flows is 12.8%.

In relation to ‘KBTO Sp.z o.o.’, a subsidiary company, during the current term, the difference between recoverable amount and carrying amount of ~~W~~3,828 million (2018: ~~W~~11,740 million) was recognized as other expenses.

The difference between recoverable amount and carrying amount of ~~W~~60,600 million in relation to ‘K Bank Inc.’ concerned during the current term is recognized as other expenses, and the discount rate applied to the expected future cash flows is 10.08%.

In connection with the related company QTT Global (Group) Company Limited during the current term, the difference between recoverable amount and carrying amount of ~~W~~12,746 million was recognized as other expenses.

47

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

15.	Trade and Other Payables

Details of trade and other payable as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Current Liabilities
Accounts payable	~~W~~	888,971	~~W~~	782,582
Other payables		3,840,712		3,160,580

Total	~~W~~	4,729,683	~~W~~	3,943,162

Non-current Liabilities
Other payables		1,028,886		1,355,598

Total	~~W~~	1,028,886	~~W~~	1,355,598

Details of other payables as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Non-trade payable	~~W~~	3,527,333	~~W~~	3,260,968
Accrued expenses		698,083		584,857
Operating deposits		480,638		500,899
Others		163,544		169,454
Less: Non-current		(1,028,886)		(1,355,598)

Current	~~W~~	3,840,712	~~W~~	3,160,580

16.	Borrowings

Details of borrowings as at December 31, 2019 and 2018, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)			December 31, 2019			December 31, 2018
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep 7, 2034	6.500%	USD 100,000	~~W~~	115,780	USD 100,000	~~W~~	111,810
MTNP notes	Apr 22, 2019	—	—		—	USD 350,000		391,335
MTNP notes	Jul 18, 2026	2.500%	USD 400,000		463,120	USD 400,000		447,240
MTNP notes	Aug 7, 2022	2.625%	USD 400,000		463,120	USD 400,000		447,240
FR notes [2]	Aug 23, 2020	LIBOR(3M)+0.400%	USD 200,000		231,560	USD 200,000		223,620
FR notes [2]	Aug 23, 2023	LIBOR(3M)+0.900%	USD 100,000		115,780	USD 100,000		111,810
MTNP notes	Jul 6, 2020	0.310%	JPY 4,000,000		42,539	JPY 4,000,000		40,527
MTNP notes	Jul 6, 2021	0.380%	JPY 16,000,000		170,155	JPY 16,000,000		162,109
MTNP notes	Nov 13, 2020	0.300%	JPY 30,000,000		319,041	JPY 30,000,000		303,954
MTNP notes	Jul 19, 2022	0.220%	JPY 29,600,000		314,787	—		—
MTNP notes	Jul 19, 2024	0.330%	JPY 400,000		4,254	—		—
FR notes [2]	Nov 1, 2024	LIBOR(3M)+0.980%	USD 350,000		405,230	—		—
The 180-2nd Public bond	Apr 26, 2021	4.710%	—		380,000	—		380,000

48

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(in millions of Korean won and foreign currencies in thousands)			December 31, 2019			December 31, 2018
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 181-3rd Public bond	Aug 26, 2021	4.090%	—		250,000	—		250,000
The 182-2nd Public bond	Oct 28, 2021	4.310%	—		100,000	—		100,000
The 183-2nd Public bond	Dec 22, 2021	4.090%	—		90,000	—		90,000
The 183-3rd Public bond	Dec 22, 2031	4.270%	—		160,000	—		160,000
The 184-2nd Public bond	Apr 10, 2023	2.950%	—		190,000	—		190,000
The 184-3rd Public bond	Apr 10, 2033	3.170%	—		100,000	—		100,000
The 185-2nd Public bond	Sep 16, 2020	3.650%	—		300,000	—		300,000
The 186-2nd Public bond	Jun 26, 2019	—	—		—	—		170,000
The 186-3rd Public bond	Jun 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	Jun 26, 2034	3.695%	—		100,000	—		100,000
The 187-2nd Public bond	Sep 2, 2019	—	—		—	—		220,000
The 187-3rd Public bond	Sep 2, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep 2, 2034	3.546%	—		100,000	—		100,000
The 188-1st Public bond	Jan 29, 2020	2.259%	—		160,000	—		160,000
The 188-2nd Public bond	Jan 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan 29, 2035	2.706%	—		50,000	—		50,000
The 189-1st Public bond	Jan 28, 2019	—	—		—	—		100,000
The 189-2nd Public bond	Jan 28, 2021	1.946%	—		130,000	—		130,000
The 189-3rd Public bond	Jan 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan 28, 2036	2.351%	—		70,000	—		70,000
The 190-1st Public bond	Jan 29, 2021	2.548%	—		110,000	—		110,000
The 190-2nd Public bond	Jan 30, 2023	2.749%	—		150,000	—		150,000
The 190-3rd Public bond	Jan 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan 30, 2038	2.931%	—		70,000	—		70,000
The 191-1st Public bond	Jan 14, 2022	2.048%	—		220,000	—		—
The 191-2nd Public bond	Jan 15, 2024	2.088%	—		80,000	—		—
The 191-3rd Public bond	Jan 15, 2029	2.160%	—		110,000	—		—
The 191-4th Public bond	Jan 14, 2039	2.213%	—		90,000	—		—
The 192-1st Public bond	Oct 11, 2022	1.550%	—		340,000	—		—
The 192-2nd Public bond	Oct 11, 2024	1.578%	—		100,000	—		—
The 192-3rd Public bond	Oct 11, 2029	1.622%	—		50,000	—		—
The 192-4th Public bond	Oct 11, 2039	1.674%	—		110,000	—		—

Subtotal					7,045,366			6,029,645
Less: Current portion					(1,052,033)			(880,941)
Discount on bonds					(20,780)			(20,056)

Total				~~W~~	5,972,553		~~W~~	5,128,648

[1]

As at December 31, 2019, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been suspended since 2007.

[2]	The Libor (3M) is approximately 1.908% as at December 31, 2019.

49

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Long-term Borrowings

(in millions of Korean won) Financial institution	Type	Maturity	Annual interest rates	December 31, 2019		December 31, 2018
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	July 10, 2026	1.500%	~~W~~	3,454	~~W~~	3,948
NH Investment & Securities Co., Ltd.	Long-term commercial papers	Feb. 18, 2019	—		—		300,000

Total					3,454		303,948
Less: Current portion					(493)		(300,493)

Net				~~W~~	2,961	~~W~~	3,455

[1]	Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

Repayment schedule of the Company’s debentures and borrowings as at December 31, 2019, is as follows:

(in millions of Korean won)	Bonds						Borrowings
	In local currency		In foreign currency		Sub- total		In local currency		Total
Jan. 1 2020~Dec. 31, 2020	~~W~~	460,000	~~W~~	593,140	~~W~~	1,053,140	~~W~~	493	~~W~~	1,053,633
Jan. 1 2021~Dec. 31, 2021		1,060,000		170,155		1,230,155		493		1,230,648
Jan. 1 2022~Dec. 31, 2022		560,000		777,907		1,337,907		493		1,338,400
Jan. 1 2023~Dec. 31, 2023		340,000		115,780		455,780		493		456,273
Thereafter		1,980,000		988,384		2,968,384		1,482		2,969,866

Total	~~W~~	4,400,000	~~W~~	2,645,366	~~W~~	7,045,366	~~W~~	3,454	~~W~~	7,048,820

17.	Provisions

Changes in provisions for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
	Litigation		Restoration cost		Others		Total
Beginning	~~W~~	14,513	~~W~~	110,195	~~W~~	90,977	~~W~~	215,685
Increase & Transfer		51,107		4,927		12,456		68,490
Usage		(15)		(5,198)		(13,698)		(18,911)
Reversal		(1,563)		(6,029)		(19,953)		(27,545)

Ending	~~W~~	64,042	~~W~~	103,895	~~W~~	69,782	~~W~~	237,719

Current portion	~~W~~	64,042	~~W~~	36,595	~~W~~	67,092	~~W~~	167,729
Non-current portion		—		67,300		2,690		69,990

50

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(in millions of Korean won)	2018
	Litigation		Restoration cost		Others		Total
Beginning	~~W~~	14,236	~~W~~	91,388	~~W~~	55,776	~~W~~	161,400
Increase & Transfer		347		24,492		45,942		70,781
Usage		—		(2,152)		(10,567)		(12,719)
Reversal		(70)		(3,533)		(174)		(3,777)

Ending	~~W~~	14,513	~~W~~	110,195	~~W~~	90,977	~~W~~	215,685

Current portion	~~W~~	14,513	~~W~~	—	~~W~~	89,190	~~W~~	103,703
Non-current portion		—		110,195		1,787		111,982

18.	Net Defined Benefit Liability

The amounts recognized in the statements of financial position are determined as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Present value of defined benefit obligations	~~W~~	1,774,582	~~W~~	1,620,349
Fair value of plan assets		(1,499,984)		(1,191,186)

Liabilities	~~W~~	274,598	~~W~~	429,163

Changes in the defined benefit obligations for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning	~~W~~	1,620,349	~~W~~	1,436,666
Current service cost		140,657		130,354
Interest expense		36,731		39,685
Benefits paid		(36,839)		(57,075)
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		120		5,339
Actuarial gains and losses arising from changes in financial assumptions		2,212		97,556
Actuarial gains and losses arising from experience adjustments		11,352		(32,176)

Ending	~~W~~	1,774,582	~~W~~	1,620,349

51

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Changes in the fair value of plan assets for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning	~~W~~	1,191,186	~~W~~	1,134,347
Interest income		27,003		31,334
Remeasurements:		(1,112)		(9,511)
Employer contributions		316,700		89,000
Benefits paid		(33,793)		(53,984)

Ending	~~W~~	1,499,984	~~W~~	1,191,186

Amounts recognized in the statements of profit or loss for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Current service cost	~~W~~	140,657	~~W~~	130,354
Net interest expense		9,728		8,351
Transfer out		(16,122)		(10,871)

Total expense	~~W~~	134,263	~~W~~	127,834

Principal actuarial assumptions were as follows:

	December 31, 2019	December 31, 2018
Discount rate	1.97%	2.33%
Future salary increases	5.37%	5.75%

The sensitivity of the defined benefit obligations as at December 31, 2019, to changes in the principal assumptions is:

(in millions of Korean won)	Effect on defined benefit obligation
	Changes in assumption		Increase in assumption		Decrease in assumption
Discount rate	0.5	%p	~~W~~	(59,900)	~~W~~	63,729
Future salary growth rate	0.5	%p		56,531		(53,797)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

52

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The Company reviews the funding level on an annual basis and has a policy of eliminating deficit from the fund. Expected contributions to post-employment benefit plans for the year ending December 31, 2020, are ~~W~~ 220,555 million.

The expected maturity analysis of undiscounted pension benefits as at December 31, 2018, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1-2 years		Between 2-5 years		Over 5 years		Total
Pension benefits	~~W~~	129,192	~~W~~	163,869	~~W~~	565,068	~~W~~	2,977,005	~~W~~	3,835,134

The weighted average duration of the defined benefit obligations is 7.1 years.

19.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2019, is ~~W~~ 38,615 million (for the year ended December 31, 2018: ~~W~~ 37,345 million).

20.	Commitments and Contingencies

As at December 31, 2019, major commitments with local financial institutions are as follows:

(in millions of Korean won)	Financial institution	Currency Limit		Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,630,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	3,454
Collateralized loan on accounts receivable – trade	Shinhan Bank and others	KRW	312,000	10,886
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	3,138
Derivatives transaction limit	Korea Development Bank	KRW	100,000	18,458

Total		KRW	2,129,700	35,936

53

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

As at December 31, 2019, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency		Limit
Comprehensive line of credit	KEB Hana Bank	KRW		3,000
		USD		10,000
Bid guarantee	Korea Software Financial Cooperative	KRW		32,836
Contract and warranty guarantee	Korea Software Financial Cooperative	KRW		363,030
Prepayment and other guarantee	Korea Software Financial Cooperative	KRW		211,568
Guarantees for bonds payable in foreign currency	Kookmin Bank and others	USD		59,304
	KEB Hana Bank	PLN	[1]	13,751
Performance guarantee	Shinhan Bank	KRW		7,828
Performance guarantee	Seoul Guarantee Insurance	KRW		12,708
Guarantee for deposits	Seoul Guarantee Insurance	KRW		3,345
Auction guarantee	Seoul Guarantee Insurance	KRW		1,743

Total		KRW		636,058
		USD		69,304
		PLN [1]		13,751

[1]	Polish zloty.

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at December 31, 2018, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 2,682 million.

For the year ended December 31, 2019, the Company entered into agreements with the Securitization Specialty Companies (2019: First 5G Forty third to Forty eight Securitization Specialty Co., Ltd., 2018: Giga LTE Thirty seventh to Forty second Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreement the Company will receive asset management fees upon liquidation of securitization specialty company.

As at December 31, 2019, the Company is a defendant in 157 lawsuits with the total claimed amount of ~~W~~ 201,163 million. As at December 31, 2019, litigation provisions of ~~W~~ 64,042 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

In December 2013, Asia Broadcast Satellite Holdings Ltd. (“ABS”) filed a request for meditation to the International Chamber of Commerce (“ICC”) for the compensation of damages from the ownership of the satellite Koreasat-3 (“K3”) and the alleged breach of the entrustment control contract related to K3, which was made and entered into with the Company and its subsidiary, KT Sat Co., Ltd.. At the end of reporting period, the Company and its subsidiary, KT Sat Co., Ltd., requested to appeal to the U.S. Supreme Court in December 2019 in response to the second U.S. Court of Appeals, but It was finally closed in February 2020 with a dismissal of appeal decision.

54

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

According to the financial and other covenants included in certain debentures and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

At the end of the reporting period, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

At the end of the reporting period, contract amount of property and equipment acquisition agreement made but not yet recognized amounts to ~~W~~ 850,054 million (December 31, 2018: ~~W~~ 1,115,622 million).

21.	Lease

Information an leases when the Group is a lessee is an follow, information an leases when the Group is a lessor is provided in Note 12.

(i) Amounts recognized in the consolidated statement of financial position

The statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	December 31, 2019		January 1, 2019
Right-of-use assets
Property and building	~~W~~	531,195	~~W~~	610,986
Machinery and track facilities		138,678		234,507
Others		45,095		36,453

	~~W~~	714,968	~~W~~	881,946

Investment properties(building)	~~W~~	50,131	~~W~~	46,666

(in millions of Korean won)	December 31, 2019		January 1, 2019
Lease liabilities [1]
Current	~~W~~	295,981	~~W~~	313,471
Non-current		342,633		470,429

	~~W~~	638,614	~~W~~	783,900

[1]	It included in the line item ‘other current liabilities and non-current liabilities ’ in the statement of financial position (Note9 and 38)

For the year ended December 31, 2019, right-of-use assets has increased for ~~W~~ 347,952 million and investment property has increased for ~~W~~ 25,153 million for lease contracts.

55

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(ii) Amounts recognized in the consolidated statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

(in millions of Korean won)	2019		2018
Depreciation of right-of-use assets
Property and building	~~W~~	319,303	~~W~~	—
Machinery and track facilities		88,871		—
Others		19,937		—

	~~W~~	428,111	~~W~~	—

Depreciation of investment properties	~~W~~	21,688	~~W~~	—
Interest expense relating to lease liabilities	~~W~~	42,742	~~W~~	—
Short-term leases		4,770		—
Expense relating to leases of low-value assets that are not short-term leases		17,437		—

The total cash outflow for leases for December 31, 2019, was ~~W~~ 527,137 million.

(iii) Finance lease – 2018

Details of finance lease assets as at December 31, 2018 are as follows:

(in millions of Korean won)	December 31, 2018
Acquisition costs	~~W~~	341,060
Less: Accumulated depreciation		(150,714)

Net balance	~~W~~	190,346

As at December 31, 2018, the Company recognized finance lease assets as other property and equipment. The related depreciation amounted to ~~W~~ 62,330 million for the year ended December 31, 2018.

Lease assets implemented from the current period are shown as right-of-use assets in the financial statement. Details of changes in accounting policies are provided in Note 38.

Details of future minimum lease payments as at December 31, 2018, under finance lease contracts are summarized below:

(in millions of Korean won)	December 31, 2018
Total minimum lease payments
Within one year	~~W~~	77,529
From one year to five years		124,426
Over five years		79

Total	~~W~~	202,034

Unrealized interest expense	~~W~~	38,324

Net amount of minimum lease payments
Within one year		59,246
From one year to five years		104,386
Over five years		78

Total	~~W~~	163,710

56

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(iv)	Operating lease – 2018

Details of future minimum lease payments as at December 31, 2018, under operating lease contracts are summarized below:

(in millions of Korean won)	December 31, 2018
Within one year	~~W~~	279,909
From one year to five years		324,855
Over five years		12,947

Total	~~W~~	617,711

Operating lease expenses incurred for the year ended December 31, 2018 amounts to ~~W~~122,166 million.

As of 1 January 2019, the Company has recognised a right-of-use asset for such leases except for short-term leases and low-value leases (Note 38).

22.	Share Capital

As at December 31, 2019 and 2018, the Company’s number of authorized shares is one billion.

	December 31, 2019			December 31, 2018
	Number of outstanding shares	Par value per share (in Korean won)	Ordinary shares (in millions of Korean won)	Number of outstanding shares	Par value per share (in Korean won)	Ordinary shares (in millions of Korean won)
Ordinary shares[1]	261,111,808	~~W~~5,000	~~W~~1,564,499	261,111,808	~~W~~5,000	~~W~~1,564,499

[1]

The Company retired 51,787,959 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued by ~~W~~ 5,000 par value per share of ordinary share.

57

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

23.	Retained Earnings

Details of retained earnings as at December 31, 2019 and 2018, are as follows:

	December 31, 2019		December 31, 2018
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		5,436,376		5,306,431

Total	~~W~~	10,869,987	~~W~~	10,740,042

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

[2]

The provision of research and development of human is separately accumulated with tax reserve fund during earned surplus disposal by Tax Reduction and Exemption Control Act of Korea. Reversal of this provision can be paid out as dividends according to related tax law.

The appropriation of retained earnings for the years ended December 31, 2019 and 2018, is as follows:

(in millions of Korean won)	Note	2019		2018
Unappropriated retained earnings from prior year		~~W~~	5,021,603	~~W~~	3,663,752
Changes in accounting policy			(6,149)		990,190
Adjustments from prior years			—		134,224
Remeasurements of net defined benefit liabilities			(10,906)		(42,959)
Profit for the year			431,828		561,224

Retained earnings available for appropriation			5,436,376		5,306,431

Appropriation of loss on disposal of treasury stock			(1,690)		(15,169)
Dividends
(Cash dividend (%):
Ordinary shares:			(269,766)		(269,659)
~~W~~1,100 (22.0%) in 2019
~~W~~1,100 (22.0%) in 2018)

Appropriation of retained earnings			(271,456)		(284,828)

Retained earnings after appropriation		~~W~~	5,164,920	~~W~~	5,021,603

The comparative statement of appropriation of retained earnings which was approved at the annual general meeting on March 30, 2020.

58

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

24.	Accumulated Other Comprehensive Income and Other Components of Equity

As at December 31, 2019 and 2018, the details of the Company’s accumulated other comprehensive income are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Gain on valuation of financial assets at fair value through other comprehensive income	~~W~~	30,067	~~W~~	18,734
Loss on derivatives valuation		(6,618)		(29,985)

Total	~~W~~	23,449	~~W~~	(11,251)

Changes in accumulated other comprehensive income for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
	Beginning		Changes in accounting policy		Increase		Reclassification to gain or loss		Ending
Gain on valuation of financial assets at fair value through other comprehensive income	~~W~~	18,734	~~W~~	—	~~W~~	11,333	~~W~~	—	~~W~~	30,067
Gain (loss) on derivatives valuation		(29,985)		—		64,488		(41,121)		(6,618)

Total	~~W~~	(11,251)	~~W~~	—	~~W~~	75,821	~~W~~	(41,121)	~~W~~	23,449

(in millions of Korean won)	2018
	Beginning		Changes in accounting policy		Increase		Reclassification to gain or loss		Ending
Gain on valuation of financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	17,752	~~W~~	982	~~W~~	—	~~W~~	18,734
Gain (loss) on derivatives valuation		(1,502)		—		16,360		(44,843)		(29,985)

Total	~~W~~	(1,502)	~~W~~	17,752	~~W~~	17,342	~~W~~	(44,843)	~~W~~	(11,251)

59

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

As at December 31, 2019 and 2018, the Company’s other components of equity are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Treasury stock[1]	~~W~~	(825,838)	~~W~~	(830,874)
Loss on disposal of treasury stock[2]		(1,690)		(15,169)
Share-based payments		7,769		5,956
Other		(181,733)		(181,733)

Total	~~W~~	(1,001,492)	~~W~~	(1,021,820)

[1]	During the year ended December 31, 2019, the Company granted 96,782 treasury shares as share-based payment.
[2]	The amount of income tax effect directly reflected in equity is ~~W~~ 603 million for the year ended December 31, 2019 (for the year ended December 31, 2018: ~~W~~ 5,410 million).

As at December 31, 2019 and 2018, details of treasury stock are as follows:

	December 31, 2019		December 31, 2018
Number of shares (in shares)		15,870,258		15,967,040
Amounts (in millions of Korean won)	~~W~~	825,838	~~W~~	830,874

Treasury stock is expected to be used for the stock compensation for the Company’s directors and employees, and other purposes.

25.	Share-Based Payments

Details of share-based payments as at December 31, 2019, are as follows:

13th grant
Grant date	August 7, 2019
Grantee	CEOs, inside directors, outside directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	~~W~~27,900
Total compensation costs (in Korean won)	~~W~~6,398 million
Estimated exercise date (exercise date)	During 2020
Valuation method	Fair value method

60

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Changes in the number of share-based payment for the years ended December 31, 2019 and 2018, are as follows:

	2019
	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
12th grant	353,325	—	256,543	96,782	—	—
13th grant	—	372,023	—	—	372,023	—

Total	353,325	372,023	256,543	96,782	372,023	—

[1]	The weighted average price of ordinary shares at the time of exercise during 2019 was ~~W~~ 27,482 (2018: ~~W~~ 27,300).

	2018
	Beginning	Grant	Expired	Exercised	Ending	Number of shares exercisable
11th grant	316,949	—	312,181	4,768	—	—
12th grant	—	353,325	—	—	353,325	—

Total	316,949	353,325	312,181	4,768	353,325	—

26.	Revenue from Contracts with Customers and relevant Contract Assets and Liabilities

The Company has recognized the following amounts relating to revenue in the statement of profit or loss:

(in millions of Korean won)	2019		2018
Revenue from contracts with customers	~~W~~	18,016,293	~~W~~	17,159,963
Revenue from other sources		188,458		196,574

Total revenue	~~W~~	18,204,751	~~W~~	17,356,537

Operating revenues for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Services provided	~~W~~	14,937,785	~~W~~	14,511,585
Sales of goods		3,266,966		2,844,952

Total	~~W~~	18,204,751	~~W~~	17,356,537

Revenues from providing services are recognized over time, revenues from sales of goods are recognized at a point, and revenues from agreements for the construction of real estate are recognized over time.

61

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Contract assets[1]	~~W~~	611,196	~~W~~	471,521
Contract liabilities[1]		411,456		354,937
Deferred revenue[2]		78,872		85,138

[1]

The Company recognized contract assets of ~~W~~ 98,288 million and contract liabilities of ~~W~~ 47,832 million for long-term construction contract as at December 31, 2019 (2018: contract assets of ~~W~~ 104,655 million and contract liabilities of ~~W~~ 10,172 million). The Company recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities. –

[2]	Deferred revenue recognized relating to government grant is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Incremental cost of contract establishment	~~W~~	1,751,389	~~W~~	1,369,358
Cost of Contract performance		124,934		118,497

The Company recognized ~~W~~ 1,712,920 million (2018: ~~W~~1,423,423 million) of operating expenses in the current reporting period which relates to contract cost assets.

The Company did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

In 2019, the recognized revenue arising from carried-forward contract liabilities from prior year is as follows:

(in millions of Korean won)	2019		2018
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	241,494	~~W~~	170,490
Deferred revenue of joining/installment fee		41,448		36,570

Total	~~W~~	282,942	~~W~~	207,060

62

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

27.	Operating Expenses

Operating expenses for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Salaries and wages	~~W~~	2,183,230	~~W~~	2,208,947
Depreciation		2,250,925		2,400,120
Depreciation of right-of-use asset		428,111		—
Amortization		559,550		517,044
Commissions		1,575,554		1,544,818
Interconnection charges		534,327		579,680
International interconnection fee		240,389		226,899
Purchase of inventories		4,121,462		3,615,138
Changes of inventories		(11,864)		(233,028)
Sales commission		2,379,570		2,043,160
Service cost		670,625		685,718
Purchase of contents		578,767		529,614
Utilities		317,538		304,439
Taxes and dues		236,883		248,943
Rent		115,289		434,612
Insurance premium		72,291		61,593
Installation fee		463,473		420,146
Advertising expenses		135,942		152,209
Research and development expenses		167,014		180,272
Others		446,453		484,589

Total	~~W~~	17,465,529	~~W~~	16,404,913

Details of employee benefits for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Short-term employee benefits	~~W~~	1,996,506	~~W~~	1,984,360
Post-employment benefits (defined benefit)		134,263		127,834
Post-employment benefits (defined contribution)		38,615		37,345
Share-based payment		6,398		8,439
Post-employment benefits (others)		7,448		50,969

Total	~~W~~	2,183,230	~~W~~	2,208,947

63

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

28.	Other Income and Other Expenses

Other income for the years ended December 31, 2019 and 2018, consists of:

(in millions of Korean won)	2019		2018
Gain on disposal of property and equipment	~~W~~	17,488	~~W~~	37,938
Gain on disposal of right-of-use asset		4,572		—
Gain on disposal of intangible assets		5,896		4,100
Compensation on property and equipment		117,873		101,163
Gain on disposal of investments in subsidiaries, associates and joint ventures		122		2
Dividends received		128,390		182,797
Gains on government subsidies		19,722		18,037
Others		28,817		23,746

Total	~~W~~	322,880	~~W~~	367,783

Other expenses for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Loss on disposal of property and equipment	~~W~~	64,338	~~W~~	92,857
Loss on disposal of right-of-use asset		2,794		—
Loss on disposal of intangible assets		4,316		4,354
Impairment loss on assets held for sales assets		7,586		—
Loss on disposal of investments in subsidiaries, associates and joint ventures		5,619		7,316
Impairment loss on investments in subsidiaries, associates and joint ventures		172,769		106,921
Donation		87,017		50,202
Others		96,834		118,417

Total	~~W~~	441,273	~~W~~	379,797

29.	Financial Income and Costs

Details of financial income for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Interest income	~~W~~	259,535	~~W~~	222,713
Gain on foreign currency transaction		21,383		9,994
Gain on foreign currency translation		17,419		3,497
Gain on settlement of derivatives		6,332		27,950
Gain on valuation of derivatives		72,409		58,912
Others		6,436		11,401

Total	~~W~~	383,514	~~W~~	334,467

64

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Details of financial costs for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Interest expenses	~~W~~	246,069	~~W~~	271,570
Loss on foreign currency transaction		25,572		33,908
Loss on foreign currency translation		78,901		66,113
Loss on valuation of derivatives		15,785		2,045
Loss on disposal of trade receivables		11,247		13,818
Others		147		947

Total	~~W~~	377,721	~~W~~	388,401

30.	Deferred Income Tax and Income Tax Expense

The analyses of deferred tax assets and deferred tax liabilities as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Deferred tax assets
Deferred tax assets to be recovered within 12 months	~~W~~	306,378	~~W~~	313,044
Deferred tax assets to be recovered after more than 12 months		1,090,939		852,396

		1,397,317		1,165,440

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(494,176)		(380,444)
Deferred tax liability to be recovered after more than 12 months		(1,109,581)		(814,112)

		(1,603,757)		(1,194,556)

Deferred tax assets (liabilities), net	~~W~~	(206,440)	~~W~~	(29,116)

The gross movements on the deferred income tax account for the years ended December 31, 2019 and 2018, are calculated as follows:

(in millions of Korean won)	2019		2018
Beginning	~~W~~	(29,116)	~~W~~	421,745
Changes in accounting policy		—		(382,323)
Charged to the statement of profit or loss		(168,838)		(116,024)
Charged to other comprehensive income		(8,486)		47,486

Ending	~~W~~	(206,440)	~~W~~	(29,116)

65

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(in millions of Korean won)	2019
	Beginning		Changes in accounting policy		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investment in subsidiaries, associates and joint ventures	~~W~~	—	~~W~~	—	~~W~~	(2,315)	~~W~~	—	~~W~~	(2,315)
Deposits for severance benefits		(313,162)		—		(81,184)		—		(394,346)
Deferred tax gain on disposal of fixed assets		(321,114)		—		63		—		(321,051)
Accrued income		(104)		—		26		—		(78)
Contract assets		(5,811)		—		(33,436)		—		(39,247)
Derivative instruments		—		—		(9,672)		—		(9,672)
Financial assets at fair value through other		—		—		(3,201)		—		(3,201)
Trade receivable		—		—		(9,988)		—		(9,988)
Prepaid expenses		(391,157)		—		(102,128)		—		(493,285)
Others		(163,208)		—		(167,366)		—		(330,574)

Total	~~W~~	(1,194,556)	~~W~~	—	~~W~~	(409,201)	~~W~~	—	~~W~~	(1,603,757)

Deferred tax assets
Derivative instruments	~~W~~	8,410	~~W~~	—	~~W~~	(76)	~~W~~	(8,334)	~~W~~	—
Investments in subsidiaries, associates and joint ventures		3,002		—		(3,002)		—		—
Depreciation expenses and impairment loss		98,701		—		(7,766)		—		90,935
Provision for impairment on trade receivable		79,206		—		(19,285)		—		59,921
Financial assets at fair value through other comprehensive income		4,367		—		(325)		(4,042)		—
Contribution for construction		8,172		—		(646)		—		7,526
Unsettled expenses		115,424		—		18,407		—		133,831
Provisions		27,672		—		7,251		—		34,923
Defined benefit liabilities		425,990		—		36,657		3,890		466,537
Withholding of facilities expenses		6,609		—		(425)		—		6,184
Present value discount		5,205		—		6,506		—		11,711
Assets retirement obligation		23,881		—		3,433		—		27,314
Gain or loss foreign currency translation		10,534		—		9,147		—		19,681
Deferred revenue		40,288		—		(4,151)		—		36,137
Trade receivable		1,597		—		(1,597)		—		—
Others		203,475		—		170,888		—		374,363

Total	~~W~~	1,062,533	~~W~~	—	~~W~~	215,016	~~W~~	(8,486)	~~W~~	1,269,063

Temporary difference, net		(132,023)		—		(194,185)		(8,486)		(334,694)
Tax credit carryforwards		102,907		—		25,347		—		128,254

Total net balance	~~W~~	(29,116)	~~W~~	—	~~W~~	(168,838)	~~W~~	(8,486)	~~W~~	(206,440)

66

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(in millions of Korean won)	2018
	Beginning		Changes in accounting policy		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investment in subsidiaries, associates and joint ventures	~~W~~	(1,455)	~~W~~	—	~~W~~	1,455	~~W~~	—	~~W~~	—
Deposits for severance benefits		(311,945)		—		(1,217)		—		(313,162)
Deferred tax gain on disposal of fixed assets		(256,523)		—		(64,591)		—		(321,114)
Accrued income		(96)		—		(8)		—		(104)
Gain or loss foreign currency translation		(11,605)		—		11,605		—		—
Contract assets		—		(29,007)		23,196		—		(5,811)
Prepaid expenses		—		(354,669)		(36,488)		—		(391,157)
Others		(25,473)		—		(137,735)		—		(163,208)

Total	~~W~~	(607,097)	~~W~~	(383,676)	~~W~~	(203,783)	~~W~~	—	~~W~~	(1,194,556)

Deferred tax assets
Derivative instruments	~~W~~	22,534	~~W~~	—	~~W~~	(24,339)	~~W~~	10,215	~~W~~	8,410
Investments in subsidiaries, associates and joint ventures		—		—		3,054		(52)		3,002
Depreciation expenses and impairment loss		79,130		—		19,571		—		98,701
Provision for impairment on trade receivable		103,035		(8,772)		(15,057)		—		79,206
Available-for-sale financial assets		15,681		—		(15,681)		—		—
Financial assets at fair value through other comprehensive income		—		(8,574)		12,889		52		4,367
Contribution for construction		9,643		—		(1,471)		—		8,172
Unsettled expenses		96,640		—		18,784		—		115,424
Provisions		19,254		—		8,418		—		27,672
Defined benefit liabilities		395,084		—		(6,365)		37,271		425,990
Withholding of facilities expenses		7,382		—		(773)		—		6,609
Present value discount		3,584		—		1,621		—		5,205
Assets retirement obligation		20,147		—		3,734		—		23,881
Gain or loss foreign currency translation		—		—		10,534		—		10,534
Deferred revenue		26,520		15,809		(2,041)		—		40,288
Trade receivable		—		2,890		(1,293)		—		1,597
Others		79,432		—		124,043		—		203,475

Total	~~W~~	878,066	~~W~~	1,353	~~W~~	135,628	~~W~~	47,486	~~W~~	1,062,533

Temporary difference, net		270,969		(382,323)		(68,155)		47,486		(132,023)
Tax credit carryforwards		150,776		—		(47,869)		—		102,907

Total net balance	~~W~~	421,745	~~W~~	(382,323)	~~W~~	(116,024)	~~W~~	47,486	~~W~~	(29,116)

The total of unrecognized temporary differences as deferred tax liabilities at the end of the reporting date is ~~W~~ 128,155 million (2018: ~~W~~ 126,309 million) related to investment in subsidiaries, associates and joint ventures, and the total of unrecognized temporary differences as deferred tax assets at the end of the reporting date is ~~W~~ 605,841 million (2018: ~~W~~ 558,102 million) related to investment in subsidiaries, associates and joint ventures.

67

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The tax impact recognized directly to equity as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019						2018
	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Gain on valuation of financial assets at fair value through other comprehensive income	~~W~~	15,375	~~W~~	(4,042)	~~W~~	11,333	~~W~~	930	~~W~~	52	~~W~~	982
Hedge instruments valuation gain (loss)		31,701		(8,334)		23,367		(38,698)		10,215		(28,483)
Remeasurements of net defined benefit liabilities		(14,796)		3,890		(10,906)		(80,230)		37,271		(42,959)
Adjustments on capital in associates		—		—		—		—		(52)		(52)

Total	~~W~~	32,280	~~W~~	(8,486)	~~W~~	23,794	~~W~~	(117,998)	~~W~~	47,486	~~W~~	(70,512)

Details of income tax expenses for the years ended December 31, 2019 and 2018, are calculated as follows:

(in millions of Korean won)	2019		2018
Current income tax expenses	~~W~~	25,956	~~W~~	208,428
Impact of change in temporary difference		168,838		116,024

Total income tax expense	~~W~~	194,794	~~W~~	324,452

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

(in millions of Korean won)	2019		2018
Profit before income tax	~~W~~	626,622	~~W~~	885,676

Expected tax expense at statutory tax rate	~~W~~	161,959	~~W~~	233,199
Tax effects of
Income not taxable for tax purposes		(16,144)		(81,041)
Expenses not deductible for tax purposes		28,565		12,790
Tax credit and deferred tax effects due to consolidated tax return		(37,259)		(25,655)
Others		57,673		185,159

Income tax expense	~~W~~	194,794	~~W~~	324,452

31.	Earnings per Share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Company and held as treasury stock.

Basic earnings per share for the years ended December 31, 2019 and 2018, is calculated as follows:

(in millions of Korean won)	2019		2018
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	431,828	~~W~~	561,224
Weighted average number of ordinary shares outstanding		245,171,283		245,049,466
Basic earnings per share (in Korean won)		1,761		2,290

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares from other share-based payments.

Diluted earnings per share for the years ended December 31, 2019 and 2018, is calculated as follows:

(in millions of Korean won)	2019		2018
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	431,828	~~W~~	561,224
Adjusted profit for the year attributable to ordinary shares (in millions of Korean won)		431,828		561,224
Number of dilutive potential ordinary shares outstanding		70,267		1,163
Weighted-average number of ordinary shares outstanding and dilutive ordinary shares		245,241,550		245,050,629
Diluted earnings per share (in Korean won)		1,761		2,290

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

68

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

32.	Dividends

The dividends paid by the Company in 2019 were ~~W~~ 269,659 million (~~W~~ 1,100 per share). The dividends paid by the Company in 2018 were ~~W~~ 245,097 million (~~W~~ 1,000 per share). A dividend in respect of the year ended December 31, 2019, of ~~W~~ 1,100 per share, amounting to a total dividend of ~~W~~ 269,766 million, is to be proposed at the shareholders’ meeting on March 30, 2020.

33.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
1. Profit for the year	~~W~~	431,828	~~W~~	561,224
2. Adjustments for:
Income tax expense		194,794		324,452
Interest income		(259,535)		(222,713)
Interest expense		246,069		271,570
Dividends income		(128,895)		(182,805)
Depreciation		2,288,773		2,442,669
Amortization of intangible assets		563,185		524,158
Depreciation of right-of-use assets		428,111		—
Provisions for severance benefits (defined benefits)		150,385		138,705
Impairment losses on trade receivables		28,805		89,351
Loss on disposal of subsidiaries, associates and joint ventures		5,497		7,314
Impairment loss on interests in subsidiaries, associates and joint ventures		172,769		106,921
Loss on disposal of property and equipment		46,850		54,649
Loss (gain) on disposal of intangible assets		(1,580)		254
Gain on disposal of right-of-use assets		(1,778)		—
Loss on foreign currency translation		61,482		62,616
Gain on valuation of derivatives, net		(60,980)		(82,109)
Gain on valuation of financial assets at fair value through profit or loss		(3,153)		(9,838)
Gain on disposal of financial assets at fair value through profit or loss		(2,778)		(1,267)
Others		22,390		176,121
3. Changes in operating assets and liabilities
Increase in trade receivables		(525,898)		(183,384)
Decrease in financial lease receivables		971		—
Decrease (increase) in other receivables		(29,470)		32,443
Increase in other current assets		(444,649)		(134,558)
Increase in other non-current assets		(131,889)		(36,753)
Increase in inventories		(51,482)		(298,113)
Increase (decrease) in trade payables		106,007		(167,031)
Increase (decrease) in other payables		55,694		(8,790)
Increase in other current liabilities		82,579		77,801
Increase (decrease) in other non-current liabilities		2,923		(2,348)
Increase in provisions		32,625		51,739
Decrease in deferred revenue		(15,787)		(3,024)
Post-employment benefits paid (defined benefits)		(55,264)		(87,685)
Increase in plan assets		(266,224)		(11,957)

4. Cash generated from operations (1+2+3)	~~W~~	2,942,375	~~W~~	3,489,612

69

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The Company made agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 20). Cash flows from the disposals are presented in cash generated from operations. Significant transactions not affecting cash flows for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Reclassification of the current portion of borrowings	~~W~~	1,026,082	~~W~~	1,164,003
Reclassification of construction-in-progress to property and equipment		1,451,381		1,814,382
Reclassification of accounts payable from property and equipment		600,366		(24,381)
Reclassification of accounts payable from intangible assets		4,761		581,477
Reclassification of payable from defined benefit liability		(18,425)		(30,610)
Reclassification of payable from plan assets		(16,683)		(23,059)
Reclassification of tangible assets from right-of-use assets		(209,703)		—
Reclassification of tangible assets from assets held for sale		(82,865)		—

70

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

34.	Changes in Liabilities Arising from Financing Activities

Changes in liabilities arising from financing activities, Liabilities related to cashflow to be classified as future financing activities, for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
	Beginning		Cash flows		Non-cash										Ending
					Changes in accounting policy		Newly acquired		Exchange difference		Fair value change		Other changes
Borrowing	~~W~~	6,313,537	~~W~~	639,870	~~W~~	—	~~W~~	—	~~W~~	60,788	~~W~~	—	~~W~~	13,845	~~W~~	7,028,040
Financial lease liabilities		163,710		(464,798)		620,190		335,571		—		—		(16,068)		638,614
Derivative liabilities		61,833		(9,734)		—		—		(4,250)		(19,252)		(9,965)		18,632
Derivative assets		(29,843)		33,635		—		—		(53,729)		(14,483)		8,997		(55,423)

Total	~~W~~	6,509,237	~~W~~	198,982	~~W~~	620,190	~~W~~	335,571	~~W~~	2,809	~~W~~	(33,735)	~~W~~	(3,191)	~~W~~	7,629,863

(in millions of Korean won)	2018
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange difference		Fair value change		Other changes
Borrowing	~~W~~	6,212,934	~~W~~	8,362	~~W~~	—	~~W~~	63,725	~~W~~	—	~~W~~	28,516	~~W~~	6,313,537
Financial lease liabilities		176,717		(73,873)		61,187		—		—		(321)		163,710
Derivative liabilities		86,251		(13,597)		—		(37,344)		41,027		(14,504)		61,833
Derivative assets		(7,389)		10,136		—		(22,474)		(3,419)		(6,697)		(29,843)

Total	~~W~~	6,468,513	~~W~~	(68,972)	~~W~~	61,187	~~W~~	3,907	~~W~~	37,608	~~W~~	6,994	~~W~~	6,509,237

71

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

35.	Related Party Transactions

The list of subsidiaries, associates, joint ventures and others of the Company as at December 31, 2019, is as follows:

Relationship	Name of Entity
Subsidiaries

KT Hitel Co., Ltd., KTCS Corporation, KTIS Corporation, KT Service Bukbu Co., Ltd.,

KT Service Nambu Co., Ltd., KT Powertel Co., Ltd., KT Linkus Co., Ltd.,

KT Telecop Co., Ltd., KTDS Co., Ltd., Nasmedia, Inc., KT M Hows Co., Ltd.,

KT M&S Co., Ltd., GENIE Music Corporation (KT Music Corporation), KT Estate Inc.,

KT Skylife Co., Ltd., H&C Network, KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.),

KT Sat Co., Ltd., KT Submarine Co., Ltd., KT Sports Co., Ltd.,

KT Strategic Investment Fund No.2, KT Music Contents Fund 1, Korea Telecom America, Inc., Korea Telecom Japan Co., Ltd., Korea Telecom China Co., Ltd., KT Dutch B.V., PT. KT Indonesia, KT AMC, KT Commerce Inc., BC Card Co., Ltd., VP Inc.,

BC Card Shanghai Co., Ltd., Skylife TV Co., Ltd., Initech Co., Ltd., Smartro Co., Ltd.,

East Telecom LLC, Super iMax LLC, KT NEXR Co., Ltd., KT Rwanda Networks Ltd.,

KT Belgium, KT ORS Belgium, KT-Michigan Global Contents Fund, Autopion Co., Ltd.,

KBTO sp.zo.o, AOS Ltd., KT M mobile Co., Ltd., KT investment Co., Ltd,

PT. BC Card Asia Pacific, Whowho&Company Co., Ltd.,

KT Hongkong Telecommunications Co., Ltd., KT Strategic Investment Fund No.3,

PlayD Co., Ltd. (N search Marketing Co., Ltd.), Korea Telecom Singapore Pte, Ltd., Texnoprosistem LLP, KT Music Contents Fund No.2, KT Strategic Investment Fund No.4, BC-VP Strategic Investment Fund No.1, KT MOS Bukbu Co., Ltd.,

KT MOS Nambu Co., Ltd., Nasmedia Thailand Co., Ltd., Next Connect PFV,

KT huimangjieum, KT Strategic Investment Fund No.5, GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company, K Real T Rental House No.3

Associates

KIF Investment Fund, K-REALTY CR REIT 1,Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd, KD Living, Inc., Oscar Ent. Co., Ltd., KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank Inc., ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund,

Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2,

AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd, CHAMP IT Co., Ltd.,

Alliance Internet Corp., Little big pictures, Virtual Realm Sendirian Berhad, KT Philippines, KT Smart Factory Investment Union

Others[1]	KT ENGCORE Co., Ltd., KHS Corporation

[1]

Although the entity is not the related party of the Company in accordance with Korean IFRS 1024, the entity belongs to the Large Enterprise Group to which the Company also belongs in accordance with the Monopoly Regulation and Fair Trade Act.

72

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The amount of the installment handset sales receivable succeeded by KTIS Corporation, KTCS Corporation and KT M&S Co., Ltd. is ~~W~~ 706,585 million.

The Company has entered into an additional agreements in relation to providing communication service in wholesale with KT M mobile. In connection with the agreement, the Company offsets all or partial receivables against payables for joining mobile telecommunication services and usage of network arising from telecommunication operating.

Outstanding balances of receivables and payables in relation to transaction with related parties as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	1,243	~~W~~	—	~~W~~	2	~~W~~	3	~~W~~	—	~~W~~	16,378	~~W~~	—
KT Telecop Co., Ltd.		849		—		96		—		1,791		2,985		10
KTCS Corporation		63		—		—		—		—		52,550		2
KTIS Corporation		986		—		3,099		—		—		37,257		—
KT Service Bukbu Co., Ltd.		16		—		9		30		—		20,992		—
KT Service Nambu Co., Ltd.		—		—		17		—		—		22,612		—
KT Skylife Co., Ltd.		5,243		—		2,795		—		—		14,647		—
KTDS Co., Ltd.		307		—		925		—		—		85,327		—
KT Estate Inc.		834		—		46,064		—		—		43,780		86,018
Skylife TV Co., Ltd [3]		7		3,687		—		—		—		2,524		—
BC Card Co., Ltd.[1]		4,255		—		77		—		—		1,153		—
KT Sat Co., Ltd.		576		—		1		—		—		1,954		—
KT Hitel Co., Ltd.		1,794		—		386		—		17,380		7,192		—
KT Commerce Inc.		89		—		—		—		8,837		36,750		—
KT M Hows Co., Ltd.		119		—		61		—		—		2,665		—
KT M&S Co., Ltd.		200		4,235		10		—		—		91,693		—
GENIE Music Corporation (KT Music Corporation)		185		—		4		—		8,705		4,023		—
KT M mobile Co., Ltd.		10,394		—		—		—		—		752		—
Nasmedia, Inc.		6,727		—		13		—		—		933		—
KT MOS Bukbu Co., Ltd.		7		—		—		—		—		9,169		—
KT MOS Nambu Co., Ltd.		2		—		2,390		—		—		8,698		—
Others		3,534		500		4,080		—		382		10,146		6
Associates and joint ventures
K-REALTY CR REIT 1		—		—		23,100		—		—		—		57,907
K Bank Inc.		188		—		—		—		—		—		—
Others		402		—		2		—		—		—		—
Others
KT ENGCORE Co., Ltd.		—		—		9,401		—		85		147,369		74
KHS Corporation		—		—		—		—		—		2		—

Total	~~W~~	38,020	~~W~~	8,422	~~W~~	92,532	~~W~~	33	~~W~~	37,180	~~W~~	621,551	~~W~~	44,017

73

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(in millions of Korean won)	December 31, 2018
	Receivables						Payables
	Trade receivables		Loans		Other receivables		Trade payables		Other payables
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	930	~~W~~	—	~~W~~	10	~~W~~	—	~~W~~	16,229
KT Telecop Co., Ltd.		1,010		—		792		1,960		3,171
KTCS Corporation		1,070		—		—		—		50,147
KTIS Corporation		—		—		3,559		3,719		33,389
KT Skylife Co., Ltd.		585		—		3,862		—		11,365
KT Service Bukbu Co., Ltd.		4		—		5		—		18,226
KT Service Nambu Co., Ltd.		—		—		12		—		20,894
KTDS Co., Ltd.		249		—		1,248		—		92,011
KT Estate Inc.		2,753		—		45,806		—		35,142
Skylife TV Co., Ltd. [3]		452		2,357		2,365		—		1,977
BC Card Co., Ltd.[1]		508		—		7		—		1,243
KT Sat Co., Ltd.		435		—		—		—		1,756
KT M mobile		7,575		—		161		—		1,274
KT Hitel Co., Ltd.		1,414		—		308		14,947		8,772
KT Commerce Inc.		49		—		168		7,274		77,653
KT M Hows Co., Ltd.		158		—		799		—		1,017
KT M&S Co., Ltd.		20,750		—		—		—		62,294
GENIE Music Corporation		1,206		—		—		—		12,785
Nasmedia, Inc.		3,773		—		4		—		808
KT MOS Bukbu Co., Ltd. [2]		5		—		—		—		6,100
KT MOS Nambu Co., Ltd. [2]		3		—		—		—		5,092
Others		7,335		800		15,966		409		12,140
Associates and joint ventures
K-REALTY CR REIT 1		—		—		30,910		—		—
K Bank Inc.		159		—		—		—		—
Others		403		—		3		—		—
Others
KT ENGCORE Co., Ltd.		—		—		7,729		305		108,956

Total	~~W~~	50,826	~~W~~	3,157	~~W~~	113,714	~~W~~	28,614	~~W~~	582,441

[1]	As at December 31, 2019, ~~W~~ 1,081 million of the unsettled amount (2018: ~~W~~ 1,171 million) in credit card transaction with BC Card Co., Ltd. is included in trade payables.
[2]	It is the amount after excluded from consolidation during the year.
[3]	The convertible bonds issued by Skylife TV Co., Ltd. is classified as financial assets at fair value through profit or loss.

74

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Significant transactions with related parties for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
	Sales				Purchases				Acquisition of lease receivables		Acquisition of right-of-use assets		Finance income		Finance costs
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	10,767	~~W~~	2	~~W~~	66,506	~~W~~	129	~~W~~	—	~~W~~	6	~~W~~	1	~~W~~	—
KT Telecop Co., Ltd.		15,569		—		18,259		4,328		—		27		7		3
KTCS Corporation		66,210		1		330,290		5,403		—		5		1		1
KTIS Corporation		52,876		2		293,507		56		—		19		1		93
KT Skylife Co., Ltd.		38,195		1		55,235		57		—		—		—		6
KT Service Bukbu Co., Ltd.		15,005		1		211,258		—		—		—		1		—
KT Service Nambu Co., Ltd.		13,786		—		251,744		61		—		—		1		—
KTDS Co., Ltd.		14,890		20		298,360		31,782		—		—		2		—
KT Estate Inc.		13,878		59		187,056		1,421		—		17,041		—		2,647
Skylife TV Co., Ltd.		3,995		—		9,127		—		—		—		733		—
BC Card Co., Ltd.		14,311		28		30,543		—		—		2		5		—
KT Sat Co., Ltd.		4,949		1		18,275		—		—		—		—		—
KT Hitel Co., Ltd.		20,541		—		59,520		3,383		—		—		1		—
KT Commerce Inc.		916		—		111,513		112,801		—		—		—		—
KT M Hows Co., Ltd.		1,503		—		859		—		—		—		—		—
KT M&S Co., Ltd.		511,450		3		221,816		49		—		—		1		1,617
GENIE Music Corporation (KT Music Corporation)		1,405		—		55,277		—		—		—		—		—
KT M mobile Co., Ltd.		70,355		—		7,908		—		—		—		—		—
Nasmedia, Inc.		485		—		1,844		—		—		—		—		—
KT MOS Bukbu Co., Ltd.		2,306		—		75,311		1,542		—		—		14		—
KT MOS Nambu Co., Ltd.		1,838		—		64,600		1,820		—		—		66		—
Others		24,569		114		48,450		470		—		1,276		18		6
Associates and joint ventures
K-REALTY CR REIT 1		—		—		—		—		—		776		—		2,225
K Bank Inc.		2,340		—		3		—		—		—		—		—
Others		878		118		3,820		—		—		—		—		—
Others
KT ENGCORE Co., Ltd.		441		10		87,559		223,194		—		131		—		2
KHS Corporation		88		—		14,632		—		—		—		—		—

Total	~~W~~	903,546	~~W~~	360	~~W~~	2,523,272	~~W~~	386,496	~~W~~	—	~~W~~	19,283	~~W~~	852	~~W~~	6,600

[1]	The amount includes acquisition of property and equipment, and others.

75

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(in millions of Korean won)	2018
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	10,499	~~W~~	24	~~W~~	66,130	~~W~~	1,787
KT Telecop Co., Ltd.		14,342		18		16,024		7,029
Ktcs Corporation		69,271		1		318,773		—
Ktis Corporation		50,246		60		285,675		335
KT Skylife Co., Ltd.		26,806		31		52,182		—
KT Service Bukbu Co., Ltd.		14,167		—		185,146		816
KT Service Nambu Co., Ltd.		13,949		—		215,841		611
KTDS Co., Ltd.		13,102		2		296,005		51,611
KT Estate Inc.		18,767		—		164,384		5,064
Skylife TV Co., Ltd.		5,426		285		9,248		—
BC Card Co., Ltd.		7,818		4		25,724		1,290
KT Sat Co., Ltd.		5,184		—		16,814		—
KT M mobile		59,847		—		8,842		—
KT Hitel Co., Ltd.		15,336		2		54,868		4,431
KT Commerce Inc.		1,013		1		191,853		159,836
KT M Hows Co., Ltd.		1,112		—		1,999		—
KT M&S Co., Ltd.		501,807		32		209,332		35
Nasmedia, Inc.		491		—		4,138		—
GENIE Music Corporation		2,250		—		42,306		—
Others		28,493		11		86,026		4,874
Associates and joint ventures
K-REALTY CR REIT 1		—		—		31,984		—
NgeneBio Co., Ltd. [2]		3		—		—		—
K Bank Inc.		2,212		—		—		—
MOS GS Co., Ltd.		398		—		11,234		789
MOS Daegu Co., Ltd.		166		—		8,475		300
MOS Chungcheong Co., Ltd.		229		—		8,284		364
MOS Gangnam Co., Ltd.		184		—		11,005		544
MOS GB Co., Ltd.		602		—		16,101		418
MOS BS Co., Ltd.		151		—		10,601		592
MOS Honam Co., Ltd.		282		—		9,901		598
Others		1,618		111		2,863		1
Others
KT ENGCORE Co., Ltd.		575		4		106,586		173,993

Total	~~W~~	866,346	~~W~~	586	~~W~~	2,468,344	~~W~~	415,318

[1]	The amount includes acquisition of property and equipment, and others.
[2]	It is the amount before excluded from associates during the year.

Key management compensation for the years ended December 31, 2019 and 2018, consists of:

(in millions of Korean won)	2019		2018
Salaries and other short-term benefits	~~W~~	2,955	~~W~~	2,762
Post-employment benefits		321		751
Stock-based compensation		891		878

Total	~~W~~	4,167	~~W~~	4,391

76

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Fund transactions with related parties for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash		Dividend income
	Loans		Collections		Borrowing[2]		Refund
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	1	~~W~~	6	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd.		—		—		—		10		—		—
KTCS Corporation		—		—		—		5		—		286
KT Submarine Co., Ltd		—		—		—		—		—		243
KTIS Corporation		—		—		—		27		—		816
KT Skylife Co., Ltd.		—		—		—		—		—		8,368
KTDS Co., Ltd.		—		—		—		—		—		4,440
KT Estate Inc.		—		—		6,915		26,163		—		48,671
BC Card Co., Ltd		—		—		—		—		—		43,140
KT Sat Co., Ltd.		—		—		—		—		—		4,400
Nasmedia, Inc.		—		—		—		—		—		1,983
KT M Hows Co., Ltd		—		—		—		—		—		836
KT M&S Co., Ltd.		4,860		625		—		—		—		—
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)		—		—		—		—		3,440		—
KT Strategic Investment Fund No.5		—		—		—		—		6,000		—
KT huimangjieum		—		—		—		—		1,500		—
KBTO Sp.z o.o.		—		—		—		—		3,828		—
KT Music Contents Fund 1		—		—		—		—		(1,050)		—
Others		—		—		372		456		(9,613)		92
Associates and joint ventures
KT-DSC creative economy youth start-up investment fund		—		—		—		—		(1,080)		—
KT-IBK Future Investment Fund 1		—		—		—		—		3,250		—
Virtua Realm Sendirian Berhad		—		—		—		—		550		—
K-REALTY CR REIT 1		—		—		—		30,385		—		10,928
KT Philippines		—		—		—		—		99		—
KIF Investment Fund		—		—		—		—		—		4,279
KT-CKP New Media Investment Fund		—		—		—		—		(174)		—
K Bank Inc.		—		—		—		—		21,782		—
KT-SB Venture Investment Fund		—		—		—		—		(2,404)		—
Others		—		—		—		—		3,000		—
Others
KT ENGCORE Co., Ltd.		—		—		—		129		—		—

Total	~~W~~	4,860	~~W~~	625	~~W~~	7,288	~~W~~	57,181	~~W~~	29,128	~~W~~	128,482

[1]	Borrowing transactions include lease transactions.
[2]	With the application of Korean IFRS 1116, initial direct costs were not included in the right-of-use asset at the time of transition on January 1, 2019.

77

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(in millions of Korean won)	2018
	Loans transactions				Equity contributions in cash		Dividend income
	Loans		Repayments
Subsidiaries
KTCS Corporation	~~W~~	—	~~W~~	50	~~W~~	—	~~W~~	254
Autopion Co., Ltd.		310		661		—		—
KT Submarine Co., Ltd.		—		—		—		404
KTIS Corporation		—		—		—		816
KT Skylife Co., Ltd.		—		—		—		8,368
KTDS Co., Ltd.		—		—		—		6,408
KT Estate Inc.		—		—		—		56,310
BC Card Co., Ltd.		—		—		—		81,996
KT Sat Co., Ltd.		—		—		—		14,800
Nasmedia, Inc.		—		—		—		2,582
KBTO sp.zo.o.		—		—		3,984		—
KT ORS Belgium		—		—		4,943		—
KT New Business Fund No.1		—		—		(796)		—
KT MOS Bukbu Co., Ltd.		—		—		8,152
KT MOS Nambu Co., Ltd.		—		—		6,482
KT Strategic Investment Fund No.4		—		—		9,500		—
Next Connect PFV [1]		—		—		23,421
Associates and joint ventures
KT-CKP New Media Investment Fund		—		—		(1,229)		—
PHI Healthcare Inc. (HooH Healthcare Inc.)		—		—		1,000		—
KT-DSC creative economy youth start-up investment fund						(1,080)
KT-IBKC Future Investment Fund 1		—		—		(910)		—
K-REALTY CR REIT 1		—		—		—		8,932
KIF-IMM IT Investment Fund		—		—		—		1,842
MOS GS Co., Ltd.		—		—		(147)		8
MOS Daegu Co., Ltd.		—		—		(147)		8
MOS Chungcheong Co., Ltd.		—		—		(153)		8
MOS Gangnam Co., Ltd.		—		—		(180)		10
MOS GB Co., Ltd.		—		—		(203)		12
MOS BS Co., Ltd.		—		—		(183)		10
MOS Honam Co., Ltd.		—		—		(206)		10
K Bank, Inc.		—		—		26,725		—
Gyeonggi-KT Yoojin Superman Fund		—		—		1,000		—
Korea electronic Vehicle charging service		—		—		168		—
Boston Global Film & Contents Fund L.P.		—		—		(858)
Gyeonggi-KT Green Growth Fund		—		—		—		19

Total	~~W~~	310	~~W~~	711	~~W~~	79,283	~~W~~	182,797

[1]	During the current year, the Company invested ~~W~~ 18,671 million in kind to Next Connect PFV.

At the end of the reporting period, the Company entered into a credit card agreement with a limit of ~~W~~ 4,851 million (2018: ~~W~~ 4,843 million) with BC Card Co., Ltd.

78

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

36.	Financial Risk Management

(1) Financial Risk Factors

The Company’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivatives to hedge certain financial risk exposures such as cash flow risk.

The Company’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various market conditions to estimate the effect from the market changes.

(1) Market risk

The Company’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Company’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

i) Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Company is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Company does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

ii) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Company’s cash flows. Foreign exchange risk (i.e, foreign currency translation of overseas operating assets and liabilities) not affecting the Company’s cash flows is not hedged but can be hedged at a particular situation.

79

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

As at December 31, 2019 and 2018, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax [1]		Equity
2019.12.31	+ 10%	~~W~~	(4,152)	~~W~~	1,535
	- 10%		4,152		(1,535)
2018.12.31	+ 10%	~~W~~	(3,322)	~~W~~	(2,509)
	- 10%		3,322		2,509

[1]	Computed with considering derivatives hedging effect applied by the Company to hedge foreign exchange risk of liabilities in foreign currencies.

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor management’s decision to decrease the risk.

Details of financial assets and liabilities in foreign currencies as at December 31, 2019 and 2018, are as follows:

(in thousands of foreign currencies)	December 31, 2019				December 31, 2018
	Financial assets		Financial liabilities		Financial assets		Financial liabilities
USD	~~W~~	134,588	~~W~~	1,640,274	~~W~~	165,574	~~W~~	1,665,563
SDR		255		729		267		730
JPY		—		80,000,000		36,600		50,000,000
MMK		84		—		84		—
EUR		1		6		1		6
DZD		—		—		618		—
BDT		18,898		—		39,494		—
PLN		—		—		26		—
RWF		706		—		857		—
UZS		—		—		121,053		—
VND		271,563		—		467,272		—
TZS		6,919		—		—		2,876
XAF		97,411		—		666		—
BWP		911		—		897		—

80

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

iii) Price risk

As at December 31, 2019, the Company is exposed to equity securities price risk because the securities held by the Company are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Income before tax		Equity
2019.12.31	+ 10%	~~W~~	23	~~W~~	224
	- 10%		(23)		(224)
2018.12.31	+ 10%	~~W~~	12	~~W~~	322
	- 10%		(12)		(322)

The above analysis is based on the assumption that the equity index had increased/decreased by 10% with all other variables held constant and all the Company’s marketable equity instruments had moved according to the historical correlation with the index. Equity would increase/decrease as a result of gain or loss on equity securities classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

iv) Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from liabilities in foreign currency such as foreign currency debentures. Debentures in foreign currency issued at variable rates expose the Company to cash flow interest rate risk which is partially offset by swap transactions. Debentures and borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company sets the policy and operates to minimize the uncertainty of the changes in interest rates and financial costs.

As at December 31, 2019 and 2018, if the market interest rate had increased/decreased by 100bp with other variables held constant, the effects on profit before income tax and equity would be as follows:

(in millions of Korean won)	Fluctuation of interest rate	Income before tax		Equity
2019.12.31	+ 100 bp	~~W~~	112	~~W~~	15,073
	- 100 bp		(169)		(19,657)
2018.12.31	+ 100 bp	~~W~~	120	~~W~~	9,540
	- 100 bp		(1,019)		(10,155)

The above analysis is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor the management’s decision to decrease the risk.

81

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(2) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s trade receivables from customers, debt securities and others

•	Risk management

Credit risk is managed on the Company basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Company considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only the financial institutions with strong credit ratings are accepted.

The Company’s investments in debt instruments are considered to be low risk investments. The credit ratings of the investments are monitored for credit deterioration.

•	Security

For some trade receivables, the Company may obtain security in the form of guarantees or letters of credit, etc. which can be called upon if the counterparty is in default under the terms of the agreement.

•	Impairment of financial assets

The Company has three types of financial assets that are subject to the expected credit loss model:

•	trade receivables for sales of goods and provision of services,

•	contract assets relating to provision of services, and

•	other financial assets carried at amortized cost.

While cash equivalents are also subject to the impairment requirement, the identified impairment loss was immaterial.

82

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The maximum exposure to credit risk of the Company’s financial instruments without considering value of collaterals as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Cash and cash equivalents (except for cash on hand)	~~W~~	1,326,703	~~W~~	1,778,565
Trade and other receivables
Financial assets at amortized costs		3,038,182		2,637,732
Financial assets at fair value through other comprehensive income		1,256,266		1,097,348
Contract assets		512,908		366,866
Other financial assets
Derivatives financial assets for hedging purposes		55,423		29,843
Financial assets at fair value through profit or loss		131,112		101,156
Financial assets at amortized costs		72,329		54,074

Total	~~W~~	6,392,923	~~W~~	6,065,584

i)	Trade and other receivables and contract assets

The Company applies the simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade and other receivables and contract assets.

The Company measures the expected credit loss by considering the future irrecoverability rate of the remaining balance of trade receivables and other receivables at the end of the reporting period. Each trade receivables and other receivables are classified considering the credit risk characteristics and overdue periods in order to measure expected credit loss. The expected credit loss rate calculation is based on historical payment and credit loss information in relation to revenue for 36 months period up to December 31, 2019.

ii)	Cash equivalents (except for cash on hand)

The Company is also exposed to credit risk in relation to cash equivalents. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

iii)	Other financial assets at amortized costs

Other financial assets at amortized cost include time deposits, other long-term financial instruments and others.

All of the financial assets at amortized costs are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses.

83

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Management consider ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

iv)	Financial assets at fair value through other comprehensive income

The Company is also exposed to credit risk in relation to financial assets at fair value through other comprehensive income. The maximum exposure at the end of the reporting period is equal to the carrying amount of these investments.

v)	Financial assets at fair value through profit or loss

The Company is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

(3) Liquidity risk

The Company manages its liquidity risk by liquidity strategy and plans. The Company considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyzes the Company’s liabilities (including interest expenses) into relevant maturity groups based on the remaining period at the report date to the contractual maturity date and these amounts are contractual undiscounted cash flows:

(in millions of Korean won)	December 31, 2019
	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	4,747,516	~~W~~	749,092	~~W~~	367,757	~~W~~	5,864,365
Borrowings (including debentures)		1,231,932		4,336,576		2,493,637		8,062,145
Lease liabilities		319,710		363,517		6,290		689,517
Others[1]		5,882		—		—		5,882

Total	~~W~~	6,305,040	~~W~~	5,449,185	~~W~~	2,867,684	~~W~~	14,621,909

(in millions of Korean won)	December 31, 2018
	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	4,043,158	~~W~~	1,131,334	~~W~~	488,325	~~W~~	5,662,817
Borrowings (including debentures)		1,393,799		3,567,301		2,378,272		7,339,372
Others[1]		9,480		—		—		9,480

Total	~~W~~	5,446,437	~~W~~	4,698,635	~~W~~	2,866,597	~~W~~	13,011,669

84

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

[1]

It consists of the maximum limit related to joint responsibility and agreement of assumption of debts. The cash flows on Agreements are classified based on the earliest period that the agreement can be executed (Note 20).

As at December 31, 2019 and 2018, cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the financial statements.

(in millions of Korean won)	December 31, 2019
	Less than 1 year		1-5 years		More than 5 years		Total
Outflows	~~W~~	607,109	~~W~~	1,559,350	~~W~~	507,947	~~W~~	2,674,406
Inflows		639,323		1,603,494		524,483		2,767,300

(in millions of Korean won)	December 31, 2018
	Less than 1 year		1-5 years		More than 5 years		Total
Outflows	~~W~~	403,892	~~W~~	1,372,045	~~W~~	517,301	~~W~~	2,293,238
Inflows		433,720		1,396,917		519,134		2,349,771

(2)	Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Company’s capital structure and considers cost of capital and risks related to each capital component.

The Company’s debt-to-equity ratios as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Total liabilities	~~W~~	14,837,153	~~W~~	13,299,178
Total equity		12,896,701		12,711,728
Debt-to-equity ratio		115%		105%

The Company manages capital on the basis of the gearing ratio. The ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the statement of financial position plus net debt.

85

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The Company’s gearing ratios as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019		December 31, 2018
Total borrowings	~~W~~	7,028,040	~~W~~	6,313,537
Less: cash and cash equivalents		(1,328,397)		(1,779,745)

Net debt		5,699,643		4,533,792
Total equity		12,896,701		12,711,728

Total capital	~~W~~	18,596,344	~~W~~	17,245,520

Gearing ratio		31%		26%

(3)	Offsetting Financial Assets and Financial Liabilities

Details of the Company’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	December 31, 2019
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables [1]		67,553		(1,173)		66,380		(63,604)		—		2,776

Total	~~W~~	67,553	~~W~~	(1,173)	~~W~~	66,380	~~W~~	(63,604)	~~W~~	—	~~W~~	2,776

(in millions of Korean won)	December 31, 2018
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables [1]		78,752		—		78,752		(76,414)		—		2,338

Total	~~W~~	78,752	~~W~~	—	~~W~~	78,752	~~W~~	(76,414)	~~W~~	—	~~W~~	2,338

[1]	Netting arrangements with reference to the offers of telecommunication facility interconnection and sharing data among telecommunication companies.

86

KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Details of the Company’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	December 31, 2019
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables [1]		73,294		(1,173)		72,121		(63,604)		—		8,517

Total	~~W~~	73,294	~~W~~	(1,173)	~~W~~	72,121	~~W~~	(63,604)	~~W~~	—	~~W~~	8,517

(in millions of Korean won)	December 31, 2018
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables [1]		78,317		—		78,317		(76,414)		—		1,903

Total	~~W~~	78,317	~~W~~	—	~~W~~	78,317	~~W~~	(76,414)	~~W~~	—	~~W~~	1,903

Netting arrangements with reference to the offers of telecommunication facility interconnection, sharing data, and others among telecommunication companies.

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

37.	Fair Value

(1)	Fair Value by Financial Instruments Category

Carrying amounts and fair values of the financial assets and financial liabilities by category as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019				December 31, 2018
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,328,397		[1]	~~W~~	1,779,745		[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		3,035,777		[1]		2,637,732		[1]
Financial assets at fair value through other comprehensive income		1,256,266	1,256,266			1,097,348	1,097,348
Other financial assets
Financial assets measured at amortized cost		72,329		[1]		54,074		[1]
Financial assets at fair value through profit or loss		131,344	131,344			101,278	101,278
Financial assets at fair value through other comprehensive income		20,974	20,974			20,857	20,857
Derivative financial assets for hedging purpose		55,423	55,423			29,843	29,843

Total	~~W~~	5,900,510			~~W~~	5,720,877

Financial liabilities
Trade and other payables	~~W~~	5,758,569		[1]	~~W~~	5,298,760		[1]
Borrowings		7,028,040		[1]		6,313,537		[1]
Other financial liabilities
Financial liabilities at fair value through profit or loss		—	—			7,758	7,758
Derivative financial liabilities for hedging purpose		18,632	18,632			54,075	54,075

Total	~~W~~	12,805,241			~~W~~	11,674,130

[1]	The Company did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
[2]	With the application of Korean IFRS 1107, lease receivables are excluded from fair value disclosure.

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(2)	Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,256,266	~~W~~	—	~~W~~	1,256,266
Other financial assets
Financial assets at fair value through profit or loss		232		—		131,112		131,344
Financial assets at fair value through other comprehensive income		2,010		—		18,964		20,974
Derivative financial assets for hedging purpose		—		37,781		17,642		55,423
Investment properties		—		—		1,825,297		1,825,297

Total	~~W~~	2,242	~~W~~	1,294,047	~~W~~	1,993,015	~~W~~	3,289,304

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
Derivative financial liabilities for hedging purpose		—		18,632		—		18,632

Total	~~W~~	—	~~W~~	18,632	~~W~~	—	~~W~~	18,632

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(in millions of Korean won)	December 31, 2018
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,097,348	~~W~~	—	~~W~~	1,097,348
Other financial assets
Financial assets at fair value through profit or loss		122		—		101,156		101,278
Financial assets at fair value through other comprehensive income		3,095		—		17,762		20,857
Derivative financial assets for hedging purpose		—		29,843		—		29,843
Investment properties		—		—		1,573,970		1,573,970

Total	~~W~~	3,217	~~W~~	1,127,191	~~W~~	1,692,888	~~W~~	2,823,296

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	7,758	~~W~~	7,758
Derivative financial liabilities for hedging purpose		—		43,892		10,183		54,075

Total	~~W~~	—	~~W~~	43,892	~~W~~	17,941	~~W~~	61,833

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(3)	Transfers between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

(in millions of Korean won)	2019
	Financial assets				Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial assets (liabilities) at fair value through profit or loss [2]		Derivative financial liabilities for hedging [1]
Beginning balance	~~W~~	101,156	~~W~~	17,762	~~W~~	(10,183)	~~W~~	7,758
Amount recognized in profit or loss		3,042		—		14,455		1,976
Amount recognized in other comprehensive income		—		1,165		13,370		—
Acquisition		29,027		37		—		—
Disposal		(2,113)		—		—		(9,734)

Ending balance	~~W~~	131,112	~~W~~	18,964	~~W~~	17,642	~~W~~	—

(in millions of Korean won)	2018
	Financial assets				Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial liabilities at fair value through profit or loss [2]		Derivative financial liabilities for hedging [1]
Beginning balance	~~W~~	58,060	~~W~~	6,771	~~W~~	5,051	~~W~~	17,725
Changes in accounting policy		31,177		—		—		—
Amount recognized in profit or loss		9,801		—		2,707		(17,255)
Amount recognized in other comprehensive income		—		(1,008)		—		9,713
Acquisition		3,049		11,999		—		—
Disposal		(931)		—		—		—

Ending balance	~~W~~	101,156	~~W~~	17,762	~~W~~	7,758	~~W~~	10,183

[1]	Amount recognized in profit or loss of derivative financial liabilities for hedging are wholly comprised of derivatives valuation losses.

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

[2]	Amount recognized in profit or loss of derivative financial liabilities for hedging are comprised of loss on valuation of derivatives.

(4)	Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	December 31, 2019
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,256,266	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		131,112	3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		18,964	3	DCF Model
Derivative financial assets for hedging purpose		37,781	2	DCF Model
		17,642	3	Hull-white Model DCF Model
Investment properties		1,825,297	3	DCF Model
Liabilities
Other financial liabilities
Derivative financial liabilities for hedging purpose		18,632	2	DCF Model

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(in millions of Korean won)	December 31, 2018
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,097,348	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		101,156	3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		17,762	3	DCF Model
Derivative financial assets for hedging purpose		29,843	2	DCF Model
Investment properties		1,573,970	3	DCF Model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	7,758	3	DCF Model, Comparable Company Analysis
Derivative financial liabilities for hedging purpose		43,892	2	DCF Model
		10,183	3	Hull-White model, DCF Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Company’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case where inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full as profit for the year.

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Changes in deferred amount for the years ended December 31, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Derivatives used for hedging		Derivative held for trading		Derivatives used for hedging		Derivative held for trading
I. Beginning balance	~~W~~	5,107	~~W~~	(2,824)	~~W~~	6,532	~~W~~	(5,647)
II. New transactions		—		—		—		—
III. Recognized at fair value through profit or loss		(1,425)		2,824		(1,425)		2,823

IV. Ending balance (I+II+III)	~~W~~	3,682	~~W~~	—	~~W~~	5,107	~~W~~	(2,824)

38.	Changes in Accounting Policies

As explained in Note 2.2 (1), the Company has adopted Korean IFRS 1116, retrospectively, from January 1, 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are, therefore, recognized in the statement of financial position on January 1, 2019.

On adoption of Korean IFRS 1116, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of Korean IFRS 1017. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as at January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 3.22%.

For leases previously classified as ‘finance leases’, the Company recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of Korean IFRS 1116 are only applied after that date.

(1) Use of practical expedients

In its initial application of Korean IFRS 1116, the Company used the following practical expedients permitted by the Standard:

•	Evaluating the impairment of the right-to-use assets that relied on previous assessments of whether a lease was a loss-making contract

The company did not reassess whether the contract was a lease or whether the lease was embedded as of the date of initial application. Instead, for contracts entered into before the date of initial application, Korean IFRS 1116 was applied to contracts previously identified as leases by applying Korean IFRS 1017 and interpretation 2104 Determining whether an Arrangement contains a Lease.

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(2)	Measurement of lease liabilities

(in millions of Korean won)	2019
Operating lease commitments as at December 31, 2018 [1]	~~W~~	587,931
Discounted using the lessee’s incremental borrowing rate of at the date of initial application		559,512
Add: finance lease liabilities recognized as at December 31, 2018		163,710
Add: adjustments as a result of a different treatment of extension and termination options		60,678

Lease liability recognized as at January 1, 2019	~~W~~	783,900

Of which are:
Current lease liabilities	~~W~~	313,471
Non-current lease liabilities		470,429

	~~W~~	783,900

[1]	It excluded short-term leases and leases for which the underlying asset is of low value.

(3)	Measurement of right-of-use assets

Right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position as at December 31, 2018.

(4)	Adjustments to the separate statement of financial position at initial adoption

The change in accounting policy affected the following items in the statement of financial position on January 1, 2019:

•	property and equipment: decrease by ~~W~~ 209,703 million

•	intangible assets: decrease by ~~W~~ 26,208 million

•	right-of-use assets: increase by ~~W~~ 881,946 million

•	Investment properties: ~~W~~ 46,666 million

•	lease receivables: increase by ~~W~~ 3,376 million

•	prepaid expenses: decrease by ~~W~~ 82,036 million

•	lease liabilities: increase by ~~W~~ 620,190 million

The net impact on retained earnings on January 1, 2019, was a decrease of ~~W~~ 6,149 million

(5)	Accounting for lessor

The Company applied the accounting for assets held as lessor in accordance with the application of Korean IFRS 1116.

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Report on Independent Auditor’s

Audit of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

KT Corporation

Opinion on Internal Control over Financial Reporting

We have audited KT Corporation’s (the Company) Internal Control over Financial Reporting as of December 31, 2019, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We also have audited, in accordance with Korean Standards on Auditing, the financial statements of the Company, which comprise the statement of financial position as at December 31, 2019, and the statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of cash flow for the year then ended, and notes to the financial statements including a summary of significant accounting policies, and our report dated March 10, 2020 expressed an unqualified opinion.

Basis for Opinion on Internal Control over Financial Reporting

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibility under these standards are further described in the Auditor’s Responsibilities for the Audit of the Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of internal control over financial reporting and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for Internal Control over Financial Reporting

Management is responsible for designing, implementing and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Report on the Effectiveness of Internal Control over Financial Reporting.

Those charged with governance have the responsibilities for overseeing internal control over financial reporting.

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting

Our responsibility is to express opinion on the Company’s internal control over financial reporting based on our audit. We conducted the audit in accordance with Korean Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Jin-Kyu Lee, Certified Public Accountant.

Seoul, Korea

March 10, 2020

This report is effective as of March 10, 2020, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

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Report on the Effectiveness of

the Internal Control over Financial Reporting

To the Shareholders, Audit Committee and Board of Directors of

KT Corporation

We, as the Chief Executive Officer (“CEO”) and the Internal Control over Financial Reporting (“ICFR”) Officer of KT Corporation (“the Company”), assessed the effectiveness of the design and operation of the Company’s Internal Control over Financial Reporting for the year ended December 31, 2019.

The Company’s management, including ourselves, is responsible for designing and operating ICFR.

We assessed the design and operating effectiveness of the ICFR in the prevention and detection of an error or fraud which may cause material misstatements in the preparation and disclosure of reliable financial statements.

We designed and operated ICFR in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting established by the Operating Committee of Internal Control over Financial Reporting in Korea (“the ICFR Committee”). And, we conducted an evaluation of ICFR based on Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting established by the ICFR Committee.

Based on the assessment results, we believe that the Company’s ICFR, as at December 31, 2019, is designed and operating effectively, in all material respects, in conformity with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statement which cause material misunderstandings, and we have reviewed and verified this report with sufficient due care.

February 27, 2020

Chief Executive Officer	Chang-Gyu Hwang

Internal Control over Financial Reporting Officer	Kyung-Keun Yoon

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